Exhibit 99.1

Scott Wilson Mining

YAMANA GOLD INC.

TECHNICAL REPORT ON THE EL PEÑÓN MINE, NORTHERN CHILE

NI 43-101 Report

Authors:

Stuart E. Collins, P.E.

Chester M. Moore, P.Eng.

Kevin C. Scott, P.Eng.

December 7, 2010

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

Report Control Form

Document Title	Technical Report on the El Peñón Mine, Northern Chile

Client Name & Address	Darcy Marud
Senior Vice President, Exploration
Yamana Gold Inc.
9670 Gateway Drive
Reno, Nevada
89511

Document Reference	Project # 1511	Status &	Draft
		Issue No.	Version

Issue Date	December 7, 2010

Lead Author	Chester Moore		December 7, 2010

Peer Reviewer	Deborah McCombe		January 21, 2011

Project Manager Approval	Chester Moore		December 7, 2010

Project Director Approval	Deborah McCombe		January 21,2011

Report Distribution
	Name	No. of Copies
	Client	3 Hardcopies
1 CD
	Scott Wilson RPA Filing	1 (project box)

Scott Wilson Roscoe Postle Associates Inc.
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Canada
Tel: +1 416 947 0907
Fax: +1 416 947 0395
mining@scottwilson.com

TABLE OF CONTENTS

PAGE
1 SUMMARY	1-1
Executive Summary	1-1
Technical Summary	1-13
2 INTRODUCTION	2-1
3 RELIANCE ON OTHER EXPERTS	3-1
4 PROPERTY DESCRIPTION AND LOCATION	4-1
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6 HISTORY	6-1
7 GEOLOGICAL SETTING	7-1
Regional Geology	7-1
Local Geology	7-3
Property Geology	7-6
8 DEPOSIT TYPES	8-1
9 MINERALIZATION	9-1
10 EXPLORATION	10-1
11 DRILLING	11-1
12 SAMPLING METHOD AND APPROACH	12-1
13 SAMPLE PREPARATION, ANALYSES AND SECURITY	13-1
14 DATA VERIFICATION	14-1
15 ADJACENT PROPERTIES	15-1
16 MINERAL PROCESSING AND METALLURGICAL TESTING	16-1
Metallurgy	16-1
17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17-1
Introduction	17-1
Mineral Resources	17-1
Mineral Reserves	17-17
18 OTHER RELEVANT DATA AND INFORMATION	18-1
19 ADDITIONAL REQUIREMENTS	19-1
Mining Operations	19-1
Mineral Processing	19-7
Markets	19-12
Contracts	19-12
Environmental Considerations	19-13
Taxes	19-15

i

Capital and Operating Cost Estimates	19-15
Economic Analysis	19-18
20 INTERPRETATION AND CONCLUSIONS	20-1
Exploration	20-1
Geology and Mineral Resources	20-1
Mineral Reserves and Life of Mine Plan	20-3
Mineral Processing	20-3
Capital and Operating Costs	20-4
Economic Analysis	20-4
21 RECOMMENDATIONS	21-1
22 REFERENCES	22-1
23 DATE AND SIGNATURE PAGE	23-1
24 CERTIFICATE OF QUALIFIED PERSON	24-1
25 APPENDIX 1	25-1
Claim List	25-1

LIST OF TABLES

PAGE

Table 1-1	Mineral Resources (December 31, 2009)	1-4
Table 1-2	Mineral Reserves (December 31, 2009)	1-5
Table 1-3	2011 Exploration Program	1-7
Table 1-4	Pre-Tax Cash Flow Summary	1-11
Table 6-1	Historical Mine Production to December 31, 2009	6-2
Table 6-2	Underground Development, 1998-2009	6-2
Table 11-1	Selected Mine Drill Intersections 2009 - 2010	11-2
Table 11-2	Selected Pampa Augusta Victoria 2009 - 2010 Intersections	11-4
Table 17-1	Measured Mineral Resource Estimate (December 31, 2009)	17-3
Table 17-2	Indicated Mineral Resource Estimate (December 31, 2009)	17-4
Table 17-3	Inferred Mineral Resource Estimate (December 31, 2009)	17-5
Table 17-4	Top Cut Values	17-8
Table 17-5	Summary of Assay Records	17-10
Table 17-6	Mineral Resource Classification Parameters	17-12
Table 17-7	Mineral Resources (December 31, 2009)	17-13
Table 17-8	Comparison of Mineral Resource Estimates	17-14
Table 17-9	Mine Planning Inputs	17-17
Table 17-10	Mineral Reserves (December 31, 2009)	17-21
Table 17-11	Mineral Reserves By Vein (December 31, 2009)	17-22
Table 19-1	Historical El Peñón Plant Production	19-2
Table 19-2	Summary of Vein Dilution in Reserves	19-3
Table 19-3	General Mining Dimensions	19-4
Table 19-4	Summary of Life of Mine (LOM) Mining Plan	19-5
Table 19-5	Summary of Major Mining Equipment	19-7

ii

Table 19-6	Historical (2005 to 2009) Mill Production	19-11
Table 19-7	Summary of Major Contracts	19-13
Table 19-8	Summary of Capital Costs by Department	19-15
Table 19-9	Summary of Direct Labour by Department	19-16
Table 19-10	Summary of 2009 Mining Costs by Category	19-17
Table 19-11	Process Operating Costs	19-17
Table 19-12	Operating Costs by Department Used in Pre-tax Cash Flow Check	19-17
Table 19-13	Pre-Tax Cash Flow Summary	19-19
Table 19-14	Sensitivity Analyses	19-21
Table 20-1	Mineral Resources (December 31, 2009)	20-2
Table 20-2	Mineral Reserves (December 31, 2009)	20-3
Table 21-1	2011 Exploration Program	21-1

LIST OF FIGURES

PAGE

Figure 1-1	District Exploration	1-8
Figure 1-2	Sensitivity Analysis	1-13
Figure 4-1	Location Map	4-3
Figure 4-2	Property Map	4-4
Figure 7-1	Paleocene Volcanic Belt	7-2
Figure 7-2A	Regional geology	7-4
Figure 7-2B	Geological Legend	7-5
Figure 7-3	Schematic Cross Section	7-7
Figure 9-1	Hydrothermal Alteration	9-3
Figure 10-1	Historical Resource Development	10-2
Figure 10-2	2009 Exploration Targets	10-3
Figure 17-1	Drift Analyses	17-15
Figure 17-2	Aleste, Dorada Cerro Martillo, Fortuna, and Providencia Models — 3D View	17-16
Figure 17-3	Mining Planning Procedure	17-18
Figure 19-1	El Peñón Historical Process Plant Production	19-2
Figure 19-2	Simplified Process Flowsheet	19-9
Figure 19-3	Sensitivity AnalysEs	19-21
Figure 21-1	District Exploration	21-2

LIST OF APPENDIX TABLES

PAGE

Table 25-1	Exploitation Claim List	25-2

iii

1 SUMMARY

EXECUTIVE SUMMARY

INTRODUCTION

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Yamana Gold Inc. (Yamana), to prepare an independent Technical Report on the El Peñón gold-silver deposit, located near Antofagasta in northern Chile. The purpose of this report is to provide Yamana with an independent assessment of the reserves and resources to support public disclosure of information on a material operation. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects. Scott Wilson RPA visited the property on December 7 to 9, 2009.

Yamana is a Canadian reporting issuer listed on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE), and the London Stock Exchange (LSE). Yamana’s corporate offices are in Toronto, Canada, and Sao Paulo, Brazil. Yamana is involved in the acquisition, exploration, and development of gold properties in North, Central, and South America.

In the third quarter of 2007, Yamana acquired and merged with Meridian Gold Inc. (Meridian), a mid-tier gold producer with two mining operations in Chile and development and exploration projects throughout the Americas. The El Peñón mine, owned by Yamana subsidiary Minera Meridian Limitada, was one of Meridian’s gold producers in Chile.

Yamana’s other assets include:

•                  100% ownership in the Chapada open pit copper and gold mine located in Brazil 270 km northwest of the capital city of Brasilia.

•                  100% ownership in the Jacobina underground gold mining operations located in Bahia State in northeastern Brazil approximately 340 km northwest of the city of Salvador.

•                  100% ownership in the Fazenda Brasiliero underground gold mine located in northeast Brazil in the eastern portion of Bahia State, 180 km north-northeast of the state capital city of Salvador.

•                  100% ownership in the Minera Florida underground mine located in the Metropolitan Region of central Chile.

1-1

•                  100% ownership of the Gualcamayo open pit, heap leach gold mine located in the San Juan Province in Argentina.

•                  Other gold and gold-copper projects in Mexico, Brazil, Argentina, Colombia, and Chile.

Currently, the major assets and facilities associated with the Project are:

•                  The underground and open pit mines with production from several mineralized structures.

•                  The physical plant site including the administrative office complex and associated facilities, the open pit and underground mine workings and associated facilities, the mill and associated facilities such as the laboratories, ore stockpiles, waste dumps, coarse ore storage, workshops, warehouses, and the accommodation complex and associated facilities such as cafeterias and recreation facilities.

•                  Facilities providing basic infrastructure to the mine, including electric power, water treatment and supply, and sewage treatment.

•                  Underground infrastructure including mine ramps, ventilation raises, maintenance shops, and mobile equipment fleet.

•                  Access by highway and gravel roads to Antofagasta via the national road system.

Scott Wilson RPA carried out a previous audit of the Mineral Resources and Reserves of the El Peñón deposit and the Technical Report was completed on February 11, 2008. Scott Wilson RPA has also provided Yamana with a Letter Report based on a subsequent review of the Mineral Resources and Reserves at the mine. This previous report was completed on December 19, 2008.

CONCLUSIONS

EXPLORATION

Exploration work completed at El Peñón since 1993 has defined 26 mineralized zones within nine geological trends. In 2009, 57,935 m of exploration drilling and 58,149 m of infill drilling were completed. The 2009 exploration program included resource definition and extension drilling in various areas such as Abundancia and Esmeralda, Al Este, Bonanza Norte, and Martillo Flats. New discoveries were made at Martillo Central Sur and Martillo Flats Hangingwall, and vein extensions were located at Bonanza Norte, Pampa Campamento, and Sorpresa. In 2010, to the end of September, a total of 39,905 m of exploration and 54,820 m of infill drilling were completed and many significant

1-2

intersections were returned. For example, at Martillo Central Sur, hole SME 0015 hit an intersection length of 6.0 m which assayed 9.63 g/t Au and 5.50 g/t Ag.

Surface exploration in the Pampa Augusta Victoria area in 2009 and 2010 returned significant values in the Victoria and Victoria Este veins in a similar geological environment to El Peñón. The Pampa Augusta Victoria project is located approximately 30 km north of El Peñón. For example, reverse circulation (RC) drill hole DAV0002 returned an intersection length of 6.0 m which assayed 2.05 g/t Au and 1,405 g/t Ag.

GEOLOGY AND MINERAL RESOURCES

The El Peñón mine is located in the Central Depression of the Atacama Desert. The region is underlain by Late Cretaceous to Early Eocene magmatic arc rocks, known as the Paleocene belt. Rocks in the region consist of basaltic to rhyolitic lavas and tuffs, subvolcanic porphyritic intrusions, and granitoid stocks, which extend from southern Peru to central Chile. This belt is host to many epithermal deposits and subvolcanic porphyry systems.

The mineralization at El Peñón is hosted by near-horizontal to gently dipping Eocene to Paleocene basaltic to rhyolitic volcanic rocks. The stratigraphic sequence consists of a lower sequence of volcanic breccia and andesitic to basaltic flows, overlain by rhyolitic to dacitic pyroclastic rocks, dacitic to andesitic flows, and volcanic breccia. Rhyolitic intrusive domes, and associated flows are intercalated with earlier volcanic units.

The deposits at El Peñón are low to intermediate epithermal gold-silver deposits, hosted in steeply dipping fault-controlled veins following rhyolite dome emplacement. Gold and silver mineralization comprises disseminations of electrum, native gold, and silver, acanthite, silver sulphosalts, and halides, with accessory pyrite occurring with quartz, adularia, carbonates, and clay minerals.

Total Mineral Resources for the El Peñón mine are summarized in Table 1-1.

1-3

TABLE 1-1 MINERAL RESOURCES (DECEMBER 31, 2009)

Yamana Gold Inc. — El Peñón Mine

		Au Grade	Ag Grade	Contained	Contained
Classification	Tonnes	(g/t)	(g/t)	Au (oz)	Ag (oz)
Measured	1,214,300	11.39	405.7	444,800	15,840,300
Indicated	7,253,600	10.70	289.8	2,495,300	67,584,600
Total Measured & Indicated	8,468,000	10.80	306.4	2,940,000	83,423,800
Inferred Mineral Resources	3,850,000	8.4	258.0	1,040,000	31,880,000

Notes:

1.               CIM definitions were followed for Mineral Resources.

2.               Mineral Resources are estimated at a cut-off grade of 2.3 g/t AuEq (Open Pit) and 3.9 g/t AuEq (underground). AuEq = Au + Ag/55.

3.               Mineral Resources are based on long-term prices of $825/oz Au, $14.00/oz Ag, and recovery of 93% for AuEq ounces.

4.               No minimum mining width was used.

5.               High assay composite values were cut using separate top cut values for each vein.

6.               Bulk densities of 2.36 g/cc to 2.48 g/cc were used.

7.               Measured and Indicated Mineral Resources include resources used to estimate Mineral Reserves.

8.               Inferred Mineral Resources are in addition to Mineral Reserves.

9.               Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

10.         Totals may not add correctly due to rounding.

As part of the verification of the Mineral Resources, Scott Wilson RPA validated the block models for the Cerro Martillo Dorada and Fortuna veins/structures. Cross sectional plots were visually inspected to check the position of the grade shells and to compare the composite data on the drill holes to the block grades. Block model estimates were independently completed on zones using verified grade shells and a different interpolation method. The results were compared with the Yamana totals and it is Scott Wilson RPA’s opinion that the two estimates show acceptable agreement.

1-4

MINERAL RESERVES AND LIFE OF MINE PLAN

Total Mineral Reserves for the El Peñón mine are summarized in Table 1-2.

TABLE 1-2 MINERAL RESERVES (DECEMBER 31, 2009)

Yamana Gold Inc. — El Peñón Mine

	Cut-off		Au	Ag	Contained	Contained
Mineral Reserve	Grade		Grade	Grade	Au	Ag
Classification	(g/t AuEq)	Tonnes	(g/t)	(g/t)	(oz)	(oz)
Proven	3.9	1,142,000	5.60	273.8	206,000	10,054,000
Probable	3.9	7,374,000	7.27	200.5	1,724,000	47,531,000
Proven + Probable	3.9	8,516,000	7.05	210.3	1,930,000	57,584,000

Notes:

1.               CIM definitions were followed for Mineral Reserves.

2.               Mineral Reserves are estimated using an average long-term gold price of $825.00 per ounce, a long-term silver price of $14.00 per ounce, gold recovery of 91%, and silver recovery of 86%.

3.               A minimum mining width of 3.5 m for drifting, 2.2 m for split blasting, and 1.0 m for benching, plus dilution, was used.

4.               Bulk densities range from 2.36 g/cc to 2.48 g/cc, with an overall average at approximately 2.4 g/cc.

5.               Totals may not add correctly due to rounding.

The Mineral Reserves have been estimated using an average cut-off grade of 3.9 g/t Au equivalent (AuEq) based on long term prices of $825/oz Au and $14.00/oz Ag and recoveries of 91% for Au and 85% for Ag. Internal and external reserve dilution estimates average +92%, by weight, +3.9% gold grade, and +6.3% silver grade. Scott Wilson RPA notes that the reserves are in accordance with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) definitions and are considered NI 43-101 compliant.

In Scott Wilson RPA’s opinion, El Peñón’s forecast mine and plant production targets are attainable and reasonable, and the procedures used to forecast the Life of Mine (LOM) Plan are acceptable. From 2010 to 2016, Yamana plans to mine approximately 1.16 million tonnes per year with gold grades increasing from 6.4 g/t Au to 8.2 g/t Au and silver grades decreasing from 246 g/t Ag to 172 g/t Ag. Forecast gold production rises from 257,000 ounces in 2010 to 286,000 ounces in 2015. Forecast silver production decreases from 9,400,000 ounces in 2010 to 5,800,000 ounces in 2015.

MINERAL PROCESSING

The El Peñón metallurgical process plant is a well established operation with consistent results. The mill throughput has steadily increased over the years reaching a nominal production rate of 4,350 tpd starting in December 2009 with the recent mill expansion project. However, Yamana’s base case process plant production rates is 3,150

1-5

tpd over the next five years (2011 – 2015). By processing ore at this lower production rate the mine and mill will operate at a finer grind size with higher recoveries and increase the mine life by one year.

Metallurgical recoveries have been relatively consistent at 91.3% for gold and 86.6% for silver over the last three years. Recoveries are expected to increase to 94% and 92% for gold and silver respectively as the mill throughput is reduced to 3,150 tpd over the next five years.

Total production for the year 2010 was 256,530 ounces gold and 9.43 million ounces of silver while the forecast was 263,000 ounces of gold and 8.9 million ounces of silver; therefore gold production was 2.5% below budget while silver production was 6% above budget.

CAPITAL AND OPERATING COSTS

The total capital expenditures estimated by Yamana for the LOM operations are $370 million. These costs include mine and plant costs as well as exploration and administration capital, but do not include working capital or any future expansions. Scott Wilson RPA is of the opinion that the total estimated capital expenditures for the Project are reasonable.

Operating costs are forecast to average $129 per tonne milled. Scott Wilson RPA is of the opinion that the total estimated operating costs for the Project are reasonable.

ECONOMIC ANALYSIS

Considering the El Peñón Project on a stand-alone basis, the undiscounted pre-tax cash flow totals $1.3 billion over the current mine life from 2010 to 2016, using a long-term gold price of $1,100/oz and a $17.00/oz silver price. The Total Cash Cost is $454 per ounce of equivalent gold. The mine life capital unit cost is $149 per ounce of equivalent gold, for a Total Production Cost of $603 per ounce of gold equivalent. Average annual gold production during the operation period of 2010 to 2016 is 270,000 ounces per year, and average silver production is 7.0 million ounces per year.

At a 5% discount rate, the pre-tax Net Present Value (NPV) is $1.1 billion.

1-6

RECOMMENDATIONS

Based on recent success in discovering new veins and extending known resources plus the need to replenish reserves at the expanded operation, significant exploration expenditures are continuing at El Peñón. The exploration program for 2011 includes 250 m of drifting and 79,000 m of drilling at a total proposed cost of $15.0 million. The drilling includes 41,000 m of surface drilling and 29,000 m of infill and test drilling on mine targets, plus 16,000 m of regional drilling (Table 1-3). The drifting will provide a base for exploration of the Bonanza and Abundancia veins. The mine surface drilling will continue to test targets in the El Peñón and Fortuna blocks, while the underground drilling will be targeted at the Bonanza-Abundancia, Al Este, Bermellón, and Dorada Sur veins. District targets outside the mine blocks include Augusta Victoria, Borde Norte, Cerro Estanque Agua, Cerro Tostado, Cerro Seco, Cucaracha, El Domo, Encantada Este, Pampa Caliche, and Tres Tontos West (Figure 1-1). Scott Wilson RPA concurs with this exploration work.

TABLE 1-3 2011 EXPLORATION PROGRAM

Yamana Gold Inc. – El Peñón Project

Target Area	Program	Drilling (m)
Mine Area	Surface - Extensions	24,000
	Surface - Infill	17,000
Sub-total		41,000
	Underground - Extensions	10,000
	Underground - Infill	6,000
	Underground — Test Holes	6,000
Sub-total		22,000
District	Exploration	16,000
Total		79,000

1-7

7315000 N
7310000 N
7305000 N
7300000 N
7295000 N
440000 E
445000 E
450000 E
455000 E
N
ENCANTADA ESTE
1000m.
TRES TONTOS W
3600m.
CUCARACHA
3600m.
EL DOMO
1000m.
PAMPA CALICHE
1000m.
BORDE NORTE
1000m.
El Peñón
1000m.
Co.ESTANQUE AGUA
2400m.
1400m.
Fortuna

Figure 1-1

0 1 2 3 4 5
Kilometres

Yamana Gold Inc.

El Peñón Mine

Northern, Chile

District Exploration

December 2010

Source: Yamana Gold Inc., 2010.

1-8

Other Scott Wilson RPA recommendations include:

•                  Add standards, blanks, and duplicates to the production samples in addition to the mine laboratory control samples so an independent assessment of the laboratory can be carried out on a routine basis.

•                  Prepare a complete set of assay standards with a range of gold and silver values from material from the veins at El Peñón. In this way, the chemistry of the standards will be identical to that of the regular samples.

•                  Redo variogram studies using the most recent information and determine search radii that represent less than 100% of the range for the first two grade interpolation passes.

•                  Use an appropriate minimum horizontal width when constructing resource wireframes.

•                  Subtract potentially unmineable blocks remaining after the Mineral Reserves are removed from the Mineral Resources.

•                  Change the average mine extraction used in reserve estimation to 85% to 95% as appropriate. El Peñón estimates mine extraction will average 97% in the LOM Plan. This estimate is based on historical results, from zones that have been mined, and 100% extraction in zones that have no historical data.

These additional recommendations can be implemented under the existing operating budget and should present no additional cost to the Project.

ECONOMIC ANALYSIS

An economic analysis with cash flow forecasts on an annual basis using Proven and Probable Mineral Reserves, and sensitivity analyses with variants in metal prices and capital and operating costs was performed by Scott Wilson RPA on the scheduled LOM ore production. An estimate of the internal waste production was made based on the recent history of waste mining not considered capital development.

A pre-tax Cash Flow Projection has been generated from the LOM production schedule and capital and operating cost estimates, and is summarized in Table 1-4. A summary of the key criteria is provided below.

ECONOMIC CRITERIA

REVENUE

•                  3,030 tonnes per day mining from underground (1.2 Mt tonnes per year).

1-9

•                  Mill recoveries by zone, as indicated by actual gold and silver production, testwork and projecting into the future with finer grinding and longer leach times, averaging 94% and 92%, respectively.

•                  Reduction in ounces for gold entrained in mill circuit.

•                  Gold at refinery 99.965% payable.

•                  Exchange rate US$1.00 = ~ 524 CLP

•                  Metal prices used in the cash flow average $1,100 per ounce gold and $17.00 per ounce silver.

•                  Net Smelter Return includes doré refining, transport, and insurance costs.

•                  Revenue is recognized at the time of production.

COSTS

•                  The El Peñón mine has operated continuously since 1999. This Project is a mature operation and all capital expenditures shown would be considered sustaining capital for the continuance of the operation.

•                  Current mine life: 7.0 years (2010 – 2016).

•                  LOM production plan as summarized in Table 1-4.

•                  Estimated mine life capital totals are shown in Table 1-4:

•                  Capital costs include all underground development.

•                  Average operating cost in 2009 was $120 per tonne milled, which includes, but is not limited to, mining, crushing, milling, leaching, housing, food, administration, freight, and refining.

1-10

TABLE 1-4   PRE-TAX CASH FLOW SUMMARY

Yamana Gold Inc. — El Peñón Mine

Item	Units	Totals	2010	2011	2012	2013	2014	2015	2016	2017	2018
Underground Ore	tonnes	7,932,144	1,301,974	1,069,375	1,100,183	1,155,560	1,170,559	1,142,749	991,745
Open Pit Ore	tonnes	162,906	2,839	160,067	—	—	—	—	—
Total Mined Ore	tonnes	8,095,050	1,304,813	1,229,442	1,100,183	1,155,560	1,170,559	1,142,749	991,745
Underground Waste	tonnes	3,532,497	1,339,794	558,585	606,652	429,627	355,527	205,594	36,717
Open Pit Waste	tonnes	2,815,386	244,917	2,570,469	—	—	—	—	—
Total Mined Waste	tonnes	6,347,882	1,584,710	3,129,054	606,652	429,627	355,527	205,594	36,717

Total Milled Ore	tonnes	8,515,050	1,304,813	1,229,442	1,100,183	1,155,560	1,170,559	1,142,749	1,411,745

Total Gold Mined	tr oz	1,956,773	270,328	282,604	274,305	289,666	289,066	302,745	248,059
Total Silver Mined	tr oz	52,390,751	10,311,993	8,173,455	7,687,233	7,047,222	7,063,285	6,333,664	5,773,899
Yamana Est. Gold Recovery	%	91.3%	91.1%	92.0%	94.4%	94.4%	94.4%	94.4%	91.1%
Yamana Silver Recovery	%	86.6%	84.1%	86.0%	92.1%	92.1%	92.1%	92.1%	84.1%
Total Gold Recovered	tr oz	1,886,366	256,530	259,996	258,944	273,445	272,878	285,791	278,782
Total Silver Recovered	tr oz	48,781,292	9,427,208	7,029,171	7,079,941	6,490,491	6,505,286	5,833,305	6,415,890
Equivalent Gold Recovered	tr oz	2,640,258	402,224	368,629	368,361	373,752	373,414	375,942	377,937

Gold Grade Milled	g/t	7.3	5.7	7.1	7.8	7.8	7.7	8.2	6.5
Silver Grade Milled	g/t	196.56	228.5	206.8	217.3	189.7	187.7	172.4	153.5

Gold Price	US$/oz	$1,100	$1,200	$1,200	$1,200	$1,050	$975	$975	$975
Silver Price	US$/oz	$17.00	$18.00	$19.00	$18.00	$16.00	$15.50	$15.50	$15.50

Gross Revenue	US$000s	$2,859,421	$477,526	$445,549	$438,171	$390,965	$366,888	$369,063	$371,259
Gold Sales	US$000s	$2,034,196	$307,837	$311,995	$310,733	$287,117	$266,056	$278,646	$271,812
Silver Sales	US$000s	$825,225	$169,690	$133,554	$127,439	$103,848	$100,832	$90,416	$99,446
- Refining, Transport, Insurance	US$000s	$(29,185)	$(3,341)	$(4,257)	$(4,254)	$(4,316)	$(4,312)	$(4,341)	$(4,364)
- Royalties	US$000s	$(70,863)	$(10,356)	$(11,076)	$(11,247)	$(9,480)	$(8,605)	$(9,126)	$(9,362)	$(1,611)	$(1,428)
Net Revenue	US$000s	$5,517,319	$463,830	$430,217	$422,671	$377,168	$353,971	$355,596	$357,532	$(1,611)	$(1,428)
Operating Costs
Total Mining Cost (Ore+Waste)	US$000s	$658,379	$104,429	$100,961	$95,981	$90,018	$87,043	$77,618	$59,992
Process Plant Costs	US$000s	$314,335	$50,185	$45,041	$40,306	$42,334	$42,884	$41,865	$51,720
General & Administration	US$000s	$126,215	$18,337	$18,395	$16,461	$17,289	$17,514	$17,098	$21,122
Total Operating Costs	US$000s	$1,098,930	$215,288	$164,397	$152,747	$149,642	$147,441	$136,581	$132,834	$—	$—

Operating Margin Before Capital	US$000s	$1,701,352	$290,879	$265,820	$269,924	$227,526	$206,529	$219,015	$224,698	$(1,611)	$(1,428)

Capital Costs
Mine Operational Capex	US$000s	$257,178	$111,767	$48,875	$43,482	$41,535	$8,332	$2,805	$382
Plant Capex	US$000s	$21,568	$1,030	$2,014	$5,234	$4,246	$3,618	$3,618	$1,809
Exploration Capex	US$000s	$57,177	$7,091	$11,216	$19,148	$19,722	$—	$—	$—
General Site Capex	US$000s	$34,574	$5,312	$9,725	$9,297	$8,569	$1,505	$167	$—
Reclamation and Closure	US$000s	$23,889	$2,305	$1,862	$1,666	$1,750	$1,772	$1,730	$2,138	$5,333	$5,333
TOTAL CAPEX	US$000s	$394,387	$127,505	$73,692	$78,826	$75,822	$15,227	$8,320	$4,328	$5,333	$5,333

Operating Margin After Capital	US$000s	$1,306,965	$163,374	$192,128	$191,098	$151,705	$191,302	$210,695	$220,369	$(6,944)	$(6,761)
Cumulative Operating Margin After Capital			$163,374	$355,502	$546,599	$698,304	$889,606	$1,100,301	$1,320,670	$1,313,726	$1,306,965

Pre-tax NPV @ 5%	US$000s	$1,074,413

1-11

CASH FLOW ANALYSIS

Considering the El Peñón Project on a stand-alone basis, the undiscounted pre-tax cash flow totals $1.3 billion over the current mine life from 2010 to 2016.

The Total Cash Cost is $454 per ounce of AuEq. The mine life capital unit cost is $149 per ounce of AuEq, for a Total Production Cost of $603 per ounce of AuEq.

Average annual gold production during the operation period of 2010 to 2016 is 270,000 ounces per year, and average silver production is 7.0 million ounces per year.

The pre-tax NPV at a 5% discount rate is $1.1 billion.

Based on the historical conversion of resources to reserves on an annual basis, there is good potential to extend the life of mine.

SENSITIVITY ANALYSIS

Project risks can be identified in both economic and non-economic terms. Key economic risks were examined by running cash flow sensitivities:

•                  Gold price

•                  Silver Price

•                  Operating costs (Total Cash Cost)

•                  Capital costs

NPV sensitivity over the base case has been calculated for -20% to +20% variations. The sensitivities are shown in Figure 1-2.

The operations are most sensitive to changes in metal prices, followed by operating and capital costs.

1-12

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The El Peñón mine is accessed by a paved road approximately 165 km southeast of Antofagasta. The mine is located in the Atacama Desert region of Chile renowned as among the most arid in the world, with a mean annual precipitation in most areas of virtually zero. Temperatures can range from near freezing to +30°C. There is little or no vegetation or wildlife in the area around the mine.

LAND TENURE

The El Peñón property consists of 256 individual mining exploitation claims owned by Minera Meridian Limitada, a subsidiary of Yamana. The claims comprise an area of

1-13

49,302 ha covering the El Peñón mine, the Fortuna area, and surrounding exploration lands.

SITE INFRASTRUCTURE

Surface infrastructure at El Peñón comprises a physical plant site, including administrative office complex and associated facilities, accommodation complex, open pit and underground mines, the mill and associated facilities such as the laboratories, ore stockpiles, waste dumps, coarse ore storage, workshops, warehouses, and dry facilities.

Underground infrastructure includes portals, access ramps, ventilation raises, maintenance shops, and mobile equipment fleet.

HISTORY

The discovery of El Peñón was the result of successful grassroots exploration carried out by Meridian geologists through the early 1990s. Regional exploration focusing on Early to Mid-Eocene volcanic belts in northern Chile led to the acquisition of the El Peñón property in 1993. Trenching carried out that year, followed by a 13-hole drilling program, discovered significant Au-Ag mineralization. The next year, the first hole of a follow-up program intersected 100 m grading 10.9 g/t Au and 123.4 g/t Ag in what eventually became the Quebrada Orito deposit.

In July 1998, Meridian made the decision to place the property in production, and construction on a 2,000 tpd mine and mill facility commenced later that same year. Production began in September 1999, ramping up to full capacity by January 2000 and has continued to the present day.

Since September 1999, the operation has run continually, treating both open pit and underground ore. As of December 31, 2009, the mill has treated approximately 9,060,000 tonnes of ore and produced 2,799,515 ounces of gold and 62,994,964 ounces of silver.

1-14

GEOLOGY

The El Peñón mine is located in the Central Depression of the Atacama Desert. The region is underlain by Late Cretaceous to Early Eocene magmatic arc rocks, known as the Paleocene belt. Rocks in the region consist of basaltic to rhyolitic lavas and tuffs, subvolcanic porphyritic intrusions, and granitoid stocks, which extend from southern Peru to central Chile. This belt hosts many epithermal deposits and subvolcanic porphyry systems.

The mineralization at El Peñón is hosted by near-horizontal to gently dipping Eocene to Paleocene basaltic to rhyolitic volcanic rocks. The stratigraphic sequence consists of a lower sequence of volcanic breccia and andesitic to basaltic flows, overlain by rhyolitic to dacitic pyroclastic rocks, dacitic to andesitic flows, and volcanic breccia. Rhyolitic intrusives, domes, and associated flows are intercalated with earlier volcanic units.

The distribution of Cretaceous and Eocene volcanic rocks is controlled by graben structures bounded by north-northeast trending faults. These are steeply dipping regional-scale structures with displacements in the order of hundreds of metres. The principal direction for late dikes and many of the highest grade mineralized faults is parallel to the bounding faults. Mineralized faults dip steeply eastward on the east side of the property and westward on the west side, in a fashion implying a horst/graben extensional structure. Most of the mining takes place along north-trending veins. A relatively minor amount of production has taken place along northeast-striking structures.

The deposits at El Peñón are epithermal gold-silver deposits, hosted in steeply dipping fault-controlled veins. Gold and silver mineralization comprises disseminations of electrum, native gold and silver, acanthite, silver sulphosalts and halides, plus accessory pyrite occurring with quartz, adularia, carbonates, and clay minerals.

MINERAL RESOURCES AND MINERAL RESERVES

MINERAL RESOURCES

Scott Wilson RPA has reviewed the Mineral Resource and Mineral Reserve estimates of the El Peñón mine, as reported by Yamana as of December 31, 2009. Scott Wilson RPA carried out a number of checks to verify the various procedures and numerical calculations used in the Yamana estimates. This included detailed tracing of the methodology of estimating tonnage and grade of resource and reserve blocks. With few

1-15

exceptions, Scott Wilson RPA found that values and compilations of gold grades were accurately recorded and calculated as provided on sections and plans. Scott Wilson RPA, however, notes that a minimum thickness was not applied to the mineralized structure in the estimation of Mineral Resources.

As part of this audit, Scott Wilson RPA carried out an independent estimate of four veins (Al Este, Dorada Cerro Martillo, Fortuna, and Providencia) to allow for better comparison of the Yamana estimates with the Scott Wilson RPA estimates, based on the underground drill hole data and wireframes provided. Mining has been carried out in the Al Este, Dorada Cerro Martillo, and Fortuna veins, but production has not started in the Providencia vein. It is Scott Wilson RPA’s opinion that the Yamana estimates and the Scott Wilson RPA check estimates show acceptable agreement.

Using a 3.9 g/t AuEq cut-off grade for underground resources and a 2.3 AuEq cut-off grade for open pit resources, the December 31, 2009 El Peñón total Measured and Indicated Mineral Resources, inclusive of Mineral Reserves, estimated by Yamana included 8.47 million tonnes at an average grade of approximately 10.8 g/t Au and 306 g/t Ag. This equates to 2.9 million ounces of gold and 83.4 million ounces of silver. The deposit was also estimated to contain some 3.8 million tonnes of Inferred Mineral Resources at an average grade of approximately 8.4 g/t Au and 260 g/t Ag, which equates to 1.0 million ounces of gold, and 32.0 million ounces of silver. In Scott Wilson RPA’s opinion, these resource estimates are prepared in accordance with CIM definitions and are NI 43-101 compliant. In future resource estimates, however, Scott Wilson RPA recommends that Yamana use a minimum width and excludes some potentially unmineable remnant blocks from the total.

MINERAL RESERVES

Using the Measured and Indicated Mineral Resources, Yamana estimated and compiled the Mineral Reserves. The process uses a series of steps including the construction of potential mining outlines based on the chosen mining method. Drilling and excavation drives are interactively constructed and converted into mining solids using Vulcan software system. Mine dilution containing gold and silver grades is added into the design.

1-16

The economic value of each potential mining outline is calculated using forecast long-term prices of $825 per ounce of gold and $14.00 per ounce of silver, using diluted tonnes and grades. Net block values are weighed against forecast costs and metallurgical recoveries for each potential mining outline. These combined economic revenue and cost models are part of the Selective Mining Unit (SMU) models.

As of December 31, 2009, Proven and Probable Mineral Reserves totalled 8,516 million tonnes grading 7.05 g/t Au and 210.3 g/t Ag and contained 1.93 million ounces of gold and 57.6 million ounces of silver. Production has continued since the end of year cut-off date of the reserves. For the period of January 1 to August 31, 2010, a total of 1,028,186 tonnes were processed at the operations with a grade 5.33 g/t Au and 227 g/t Ag.

MINING OPERATIONS

El Peñón Mine has scheduled the mining rate at approximately 3,030 tpd from underground to maintain the historic levels of production, which is Yamana’s life of mine (LOM) plan. The mine operates on a 24 hour per day, seven days per week schedule and the primary underground mining method is bench and fill. Access to the underground workings is via a number of ramps, crosscuts, and drifts. Although carried out in past years, no significant amount of open pit mining was being done at the time of the Scott Wilson RPA visit.

El Peñón is primarily an underground mine. However, throughout its life, small open pits have been profitably excavated. A small open pit layback (approximately 163 kt of ore) is planned in 2010 and 2011 from the Cerro Martillo pit.

Trackless mining is used exclusively underground and the 28 primary underground mining sectors are separated by a distance between 100 m and 500 m. Load-haul-dump (LHD) vehicles and trucks are used to transport ore and to place the backfill in the empty stopes. Waste mined is used as backfill in the mined out stopes.

All mining areas appear to have the necessary ventilation fans, communications, refuge chambers, electrical power distribution, access development, and backfill/shotcrete

1-17

plants. Groundwater inflow into the underground workings is minimal and manageable at a reported 23 L/s.

The El Peñón mine has generally good ground conditions as observed during the underground tour. The support installed appears to be adequate. A thorough system of mapping and analysis is performed by the mine geology and geotechnical staff before, during, and after bench and fill mining of the stopes.

The mineralized veins at El Peñón have received significant amount of underground development. In total, approximately 87,600 m of underground development has been carried out from 1998 to December 2009. As of December 31, 2009, the mine has produced approximately 8,409,000 tonnes of ore grading 11.3 g/t Au and 264 g/t Ag.

MINERAL PROCESSING

The El Peñón processing plant has a base case production capacity of approximately 3,390 tpd, or 1.202 million tonnes per annum. However, the processing plant has been proven to treat approximately 4,350 tpd of stockpiled and mined ore, or 1.588 million tonnes per annum. Yamana has steadily increased throughput by progressively adding new equipment to the process plant. The life of mine mill base case is based on 3,300 tpd of stockpiled and mined ore treated, or 1.2 million tonnes per annum.

Run-of-mine stockpile ore is dumped onto a grizzly and passes through to a 100 tonne live storage bin. From there ore is fed to a 950 mm x 1,250 mm jaw crusher by an apron feeder. Ore is further crushed in a newly installed secondary cone crusher that produces a crushed product P80 of 30 mm.

Crushed ore is stored in a 1,500 tonne capacity bin, from which it is fed to a 4.72 m x 7.77 m 2,500 kW semi-autogenous grinding (SAG) mill. A new 4.27 m x 6.10 m diameter ball mill was added in series with the SAG mill in 2009 to increase mill capacity. Pebbles from the SAG mill are crushed in a pebble crusher. Cyanide solution and lime are added in the grinding circuit. The grinding mills are in closed circuit with hydro-cyclones.

1-18

The grinding circuit product, the cyclone overflow at a nominal P80 of 180 µm, is sent to a thickener where the solution is thickened to 50% solids with the underflow reporting to a cyanide leaching circuit. The thickener overflow is sent to the unclarified solution tank. The leaching circuit product is sent to a counter current decantation (CCD) circuit.

The precious metals are recovered in a zinc precipitate Merrill-Crowe process. Unclarified solution is sent to the clarification circuit where it is filtered ahead of reporting to the pregnant solution tank. The solution is then de-aerated in a vacuum tower and zinc dust is added ahead of pressure filters. Gold and silver are precipitated on the zinc dust which is collected from the pressure filters and calcined in a mercury retort to remove contained mercury. The calcined precipitate is then smelted to make doré bars containing approximately 2.1% Au and 97.9% Ag.

The thickened solution from the CCD circuit is sent to a surge tank and then the contained water is removed by belt filters. The filtered product is sent to the dry tailings impoundment area.

Mill throughput has steadily increased over the years. The throughput has increased from approximately 2,500 tpd in 2005-2006 to 3,600 tpd in 2009 and eventually to a nominal production rate of 4,350 tpd starting in December 2009 with the mill expansion project. This has allowed gold production to stay reasonably constant despite falling head grades.

The gold head grade has steadily decreased from over 11 g/t Au in 2005 to close to 5 g/t Au in 2010. Gold recovery has been impacted by the falling of the head grade as well as the increase in grind size, trending down from 96% to 91%. Gold production has averaged 226,000 ounces per year over the last four years.

Silver is an important by-product of the El Peñón operation. Silver grades have remained more constant than gold grades as the silver to gold ratio has changed from approximately 20:1 to over 40:1 in the last three years. Silver recovery has typically been 3% to 4% less than gold recovery.

In 2010 to the end of August, the mill throughput averaged 4,230 tpd at an average grade of 5.33 g/t Au and 227 g/t Ag, however, over the last six months production has

1-19

remained steady at approximately 4,330 tpd. The metallurgical recoveries have remained relatively consistent at 91.3% for gold and 86.6% for silver over the last two years. However, increased gold and silver recoveries in the life of mine plan are projected for gold and silver to 94% and 92%, respectively. If throughput is reduced, grinding to a finer particle size, and leaching the ore for a longer period of time, then it is possible that the higher recoveries could be achieved.

For the period 2005 to 2009, the mill has produced approximately 1.2 million ounces of gold and 40 million ounces of silver.

ENVIRONMENTAL CONSIDERATIONS

El Peñón originally received environmental approval in 1998 and currently has the required operating permits in place with appropriate Regulatory Organizations. Scott Wilson RPA understands that there are no outstanding liabilities associated with the El Peñón operation and that the operations do not present unusual or significant impacts on the environment.

Continuous monthly and annual environmental monitoring includes, but is not limited to, the following areas:

•                  Tailings are sampled and tested for cyanide, copper, mercury, lead, iron, zinc, silver, and arsenic.

•                  A continuous air sampling station was established and periodic testing is performed.

•                  Emissions from the laboratory and refinery are monitored.

•                  Water table levels are reported annually.

As well, El Peñón is currently engaged in the Operational Area Extension Project, the Construction Sector Support Project, the Bonanza Dump and Expansion Management Project, and the Transportation of Explosives Project.

CAPITAL AND OPERATING COST ESTIMATES

The total capital expenditures estimated by Yamana for the LOM operations are $370 million. These costs include mine and plant costs as well as exploration and administration capital but do not include working capital or any future expansions. Scott

1-20

Wilson RPA is of the opinion that the total estimated capital expenditures for the Project are reasonable.

Operating costs are forecast to average $129/t milled. Scott Wilson RPA is of the opinion that the total estimated operating costs for the Project are reasonable.

1-21

2 INTRODUCTION

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Darcy Marud, Senior Vice President, Exploration, of Yamana Gold Inc. (Yamana), to prepare an independent Technical Report on the El Peñón gold-silver deposit, located near Antofagasta in northern Chile. The purpose of this report is to provide Yamana with an independent assessment of the reserves and resources to support public disclosure of information on a material operation. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

Yamana is a Canadian reporting issuer listed on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE), and the London Stock Exchange (LSE). Yamana’s corporate offices are in Toronto, Canada, and Sao Paulo, Brazil. Yamana is involved in the acquisition, exploration, and development of gold properties in North, Central, and South America.

In the third quarter of 2007, Yamana acquired and merged with Meridian, a mid-tier gold producer with two mining operations in Chile and development and exploration projects throughout the Americas. The El Peñón Mine, owned by Yamana subsidiary Minera Meridian Limitada, was one of Meridian’s gold producers in Chile.

Yamana’s other assets include:

•      100% ownership in the Chapada open pit copper and gold mine located in Brazil 270 km northwest of the capital city of Brasilia.

•      100% ownership in the Jacobina underground gold mining operations located in Bahia State in northeastern Brazil approximately 340 km northwest of the city of Salvador.

•      100% ownership in the Fazenda Brasiliero underground gold mine located in northeast Brazil in the eastern portion of Bahia State, 180 km north-northeast of the state capital city of Salvador.

•      100% ownership in the Minera Florida underground mine located in the Metropolitan Region of central Chile.

•      100% ownership of the Gualcamayo open pit, heap leach gold mine located in the San Juan Province in Argentina.

2-1

•      Other gold and gold-copper projects in Mexico, Brazil, Argentina, Colombia, and Chile.

Currently, the major assets and facilities associated with the Project are:

•      The underground and open pit mines with production from several mineralized structures.

•      The physical plant site including the administrative office complex and associated facilities, the open pit and underground mine workings and associated facilities, the mill and associated facilities such as the laboratories, ore stockpiles, waste dumps, coarse ore storage, workshops, warehouses, and the accommodation complex and associated facilities such as cafeterias and recreation facilities.

•      Facilities providing basic infrastructure to the mine, including electric power, water treatment and supply, and sewage treatment.

•      Underground infrastructure including mine ramps, ventilation raises, maintenance shops, and mobile equipment fleet.

•      Access by highway and gravel roads to Antofagasta via the national road system.

Scott Wilson RPA carried out a previous audit of the Mineral Resources and Reserves of the El Peñón deposit and the Technical Report was completed on February 11, 2008. Scott Wilson RPA has also provided Yamana with a Letter Report based on a subsequent review of the Mineral Resources and Reserves at the mine. This previous report was completed on December 19, 2008.

SOURCES OF INFORMATION

The Qualified Persons for this report are Messrs. Chester M. Moore, P. Eng., Principal Geologist with Scott Wilson RPA, Stuart E. Collins, P. E., Principal Mining Engineer with Scott Wilson RPA, and Kevin Scott, P. Eng., Principal Metallurgist with Scott Wilson RPA. In preparation of this report, Messrs. Moore, Collins, and Scott reviewed technical documents and reports on the El Peñón operation supplied by Yamana. The key technical documents reviewed by Scott Wilson RPA for this report include “Technical Report on the El Peñón Mine, Chile, Resource Audit” plus on-site technical presentations from El Peñón personnel.

In order to complete the independent assessment of the Mineral Resources, Messr. Moore collected and reviewed technical information such as the legal status of mine holdings, assay results, drill sections and level plans, and resource estimation. In order

2-2

to complete the independent assessment of the Mineral Resources Messr. Collins collected and reviewed mine and mill production, reserve estimation, Life of Mine (LOM) Plan including cash flow analysis, metallurgical, environmental, manpower, and health and safety aspects at the current operations. While at the site, Messrs. Moore and Collins held discussions covering the entire scope of the operations with Minera Meridian Limitada technical personnel extensively knowledgeable of El Peñón including:

•      Mr. Ricardo Solovera Castillo, General Manager

•      Mr. Osvaldo Ponce Orizola, Geology and Exploration Manager

•      Mr Marcos Valencia A., Regional Resource Estimation Manager

•      Sebastián Ramírez Cuadra, Resource Geologist

•      Christian Fuentes Villabos, Chief Production Geologist

•      Mario Vega A., Chief of Quality Control

•      Cristian Alfaro Faundez, Superintendent Mine Planning and Engineering

•      Pablo Guerra Rojas, Chief Geomechanics Engineer

•      Luis Ortiz de Zarate Araya, Manger of Safety, Health, Environment and Community relations

•      Ramon Robles Tapia, Plant Operations Superintendent

•      Mr. William H. Wulftange, Director, Technical Compliance

•      Mr. David A. Ponczoch, Regional Finance Director, (in Santiago)

•      Mr. Roberto Alarcon Bittner, Director New Ventures, Legal & Land Services (in Santiago)

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 22 References.

2-3

LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) unless otherwise noted.

µ	micron	km2	square kilometre
°C	degree Celsius	kPa	kilopascal
°F	degree Fahrenheit	kVA	kilovolt-amperes
µg	microgram	kW	kilowatt
A	ampere	kWh	kilowatt-hour
a	annum	L	litre
bbl	barrels	L/s	litres per second
Btu	British thermal units	m	metre
C$	Canadian dollars	M	mega (million)
cal	calorie	m2	square metre
cfm	cubic feet per minute	m3	cubic metre
CLP	Chilean peso	min	minute
cm	centimetre	MASL	metres above sea level
cm2	square centimetre	mm	millimetre
d	day	mph	miles per hour
dia.	diameter	MVA	megavolt-amperes
dmt	dry metric tonne	MW	megawatt
dwt	dead-weight ton	MWh	megawatt-hour
ft	foot	m3/h	cubic metres per hour
ft/s	foot per second	opt, oz/st	ounce per short ton
ft2	square foot	oz	Troy ounce (31.1035g)
ft3	cubic foot	oz/dmt	ounce per dry metric tonne
g	gram	ppm	part per million
G	giga (billion)	psia	pound per square inch absolute
Gal	Imperial gallon	psig	pound per square inch gauge
g/L	gram per litre	RL	relative elevation
g/t	gram per tonne	s	second
gpm	Imperial gallons per minute	st	short ton
gr/ft3	grain per cubic foot	stpa	short ton per year
gr/m3	grain per cubic metre	stpd	short ton per day
hr	hour	t	metric tonne
ha	hectare	tpa	metric tonne per year
hp	horsepower	tpd	metric tonne per day
in	inch	US$	United States dollar
in2	square inch	USg	United States gallon
J	joule	USgpm	US gallon per minute
k	kilo (thousand)	V	volt
kcal	kilocalorie	W	watt
kg	kilogram	wmt	wet metric tonne
km	kilometre	yd3	cubic yard
km/h	kilometre per hour	yr	year

2-4

3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) for Yamana Gold Inc (Yamana). The information, conclusions, opinions, and estimates contained herein are based on:

•      Information available to Scott Wilson RPA at the time of preparation of this report,

•      Assumptions, conditions, and qualifications as set forth in this report, and

•      Data, reports, and other information supplied by Yamana and other third party sources.

For the purpose of this report, Scott Wilson RPA has relied on ownership information provided by Yamana. Scott Wilson RPA received property information and a detailed concession listing from Mr. Roberto Alarcon Bittner, Director New Ventures, Legal & Land Services in Yamana’s office in Santiago, Chile. As well, Scott Wilson RPA received a formal legal opinion from Prieto Y Cia Abogados, confirming the Yamana ownership of mining concessions and surface rights at El Peñón. Scott Wilson RPA has not researched property title or mineral rights for the El Peñón operation and expresses no opinion as to the ownership status of the property.

Scott Wilson RPA has relied on Yamana for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the El Peñón operation.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

3-1

4 PROPERTY DESCRIPTION AND LOCATION

The El Peñón mine is located in north central Chile, at latitude 24°40’ S and longitude 69°50’ W, approximately 165 km southeast of Antofagasta (Figure 4-1). The site is in the Atacama Desert, approximately midway between the Pacific coast and the border with Argentina. The property map and location of the mineralized zones are shown in Figure 4-2. The mine workings, process plant, waste and tailings disposal areas are all located close to the mineralized zones within the property boundaries.

The mine operates on a year round basis.

LAND TENURE

The El Peñón property consists of 256 individual mining exploitation claims owned by Minera Meridian Limitada, a subsidiary of Yamana. The claims comprise an area of 49,302 ha covering the El Peñón mine, the Fortuna area, and surrounding exploration lands (Table 25-1 in Appendix 1). The boundaries of the mining exploitation concessions are legally surveyed and covered by two additional layers of claims for increased legal protection.

Minera Meridian Limitada enjoys tax and royalty stability due to article 11 of Decree Law DL 600 Foreign Investment Statute until 2018. At the present time, the mine is subject to a 4% royalty payment calculated over the annual taxable income according with Law 20.026/2005, which amounts to approximately $6,000,000. In addition, a 2% Net Smelter Return is payable to Gold Fields Limited as agreed in the purchase of the Nado claims covering the Fortuna area, which produces approximately 500 tpd. Approximately $1,000,000 is payable by Minera Meridian Limitada to Gold Fields Limited on a yearly basis.

El Peñón has all required operating permits in place. The Regulatory Organizations that have issued these operating permits are listed below:

•      Bienes Nacionales (BBNN)

•      Comisión de Monumentos Nacionales (CMN)

4-1

•      Ministerio Agricultura (MAGR)

•      Comisión Regional de Medio Ambiente (COREMA)

•      Superintendencia de Electricidad y Combustibles (SEC)

•      Servicio Nacional de Geología y Minería (SERNAGEOMIN)

•      Servicio de Salud de Antofagasta (SSA)

•      Dirección General Aguas (DGA)

•      Ministerio de Defensa Nacional (MDN)

•      Ilustre Municipalidad Antofagasta (IMA)

•      Ministerio Vivienda y Urbanismo (MINVU)

In addition, SERNAGEOMIN has issued the permission to expand the operation to 4,800 tpd.

El Peñón has been operating since 1999 and has sufficient surface rights for mining and processing operations. As well, El Peñón has sufficient water, power, and labour supplies and sufficient areas for tailings and waste disposal.

Scott Wilson RPA understands that El Peñón is operating within environmental compliance with no outstanding environmental citations. The original closure plan completed in 2005 was updated in February 2009. Government regulations require that a full closure plan be submitted when mine life drops to less than five years.

4-2

EL PEÑÓN PROJECT
Regions of Chile
1. Tarapaca
2. Antofagasta
3. Atacama
4. Coquimbo
5. Valparaiso
6. Santiago
7. O'Higgins
8. Del Maude
9. Bio-Bio
10. De la Araucania
11. De los Lagos
12. Aisen
13. Magallanes & Antarctica Chilena
Peru
Bolivia
Chile
Argentina
Lago Titicaca
La Paz
Sucre
Santiago
Atlantic Ocean
Islas Jaun Femández (Chile)
Isla Grande de Chiloé
Strait of Magellan
Cape Horn
December 2010
South America
CHILE
Area of Interest
Legend:
National Capital
Provincial Capital
Secondary City
International Border
Provincial Border
Road
Railroad
0 200 400 600 800
Kilometres

Figure 4-1

Yamana Gold Inc.

El Peñón Mine

Santiago Region, Chile

Location Map

4-3

430,000 E
440,000 E
450,000 E
460,000 E
7,320,000 N
7,310,000 N
7,300,000 N
7,290,000 N
7,280,000 N
7,270,000 N
N
EL PEÑÓN AREA
FORTUNA AREA
Legend:
Meridian 100% Owened
MCI Option
Third Party Concessions
Veins
0 2 4 6 8 10
Kilometres

Figure 4-2

Yamana Gold Inc.

El Peñón Mine

Northern, Chile

Property Map

December 2010

Source: Yamana Gold Inc., 2010.

4-4

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The “Accessibility, Climate, Local Resources, Infrastructure and Physiography” are stated in the report titled “Technical Report on the El Peñón Mine, Chile, Resource Audit” by James L. Pearson and David W. Rennie, dated February 11, 2008, which is filed on SEDAR, www.sedar.com. For convenience, excerpts from that report are reproduced below.

The El Peñón mine is accessed by a paved road approximately 165 km southeast of Antofagasta. Travel time from Antofagasta is approximately 2.5 hours. Antofagasta is the principal source of supply for the mine. It is a port city with a population of 302,000 and daily air service to Santiago.

The mine is located in the Atacama Desert region of Chile at an elevation of approximately 1,800 MASL. Relief in the area is modest, with widely dispersed hills and peaks separated by very broad open valleys. The climate in the Atacama is renowned as among the most arid in the world, with a mean annual precipitation in most areas of virtually zero. Temperatures can range from near freezing to +30°C. There is little or no vegetation or wildlife in the area around the mine, and the principal land use is mining.

Currently, the major assets and facilities associated with the Project are:

•      The underground and open pit mines with production from several mineralized structures.

•      The physical plant site including the administrative office complex and associated facilities, the open pit and underground mine workings and associated facilities, the mill and associated facilities such as the laboratories, ore stockpiles, waste dumps, coarse ore storage, tailings storage, workshops, warehouses, and the accommodation complex and associated facilities such as cafeterias and recreation facilities.

•      Facilities providing basic infrastructure to the mine, including electric power, water treatment and supply, and sewage treatment.

•      Underground infrastructure including mine ramps, ventilation raises, maintenance shops, and mobile equipment fleet.

5-1

6 HISTORY

The “History” of El Peñón is stated in the report titled “Technical Report on the El Peñón Mine, Chile, Resource Audit” by James L. Pearson and David W. Rennie, dated February 11, 2008, which is filed on SEDAR, www.sedar.com. For convenience, edited excerpts from that report are reproduced below.

The discovery of El Peñón was the result of successful grassroots exploration carried out by Meridian geologists through the early 1990s. Regional exploration focusing on Early to Mid-Eocene volcanic belts in northern Chile led to the acquisition of the El Peñón property in 1993. Trenching carried out that year, followed by a 13-hole drilling program, discovered significant gold-silver mineralization. The next year, the first hole of a follow-up program intersected 100 m grading 10.9 g/t Au and 123.4 g/t Ag in what eventually became the Quebrada Orito deposit.

In July 1998, Meridian made the decision to place the property in production, and construction on a 2,000 tpd mine and mill facility commenced later that same year. Production began in September 1999, ramping up to full capacity by January 2000 and has continued to the present day.

Since September 1999, the operation has run continually at design and increased capacity, treating both open pit and underground ore. As of December 31, 2009, the mine has produced approximately 8,409,000 tonnes of ore grading 11.3 g/t Au and 264 g/t Ag (Table 6-1).

6-1

TABLE 6-1 HISTORICAL MINE PRODUCTION TO DECEMBER 31, 2009

Yamana Gold Inc. — El Peñón Property

		Au Grade	Ag Grade
Year	Tonnes	(g/t)	(g/t)
1999	369,290	13.96	215.08
2000	640,045	14.71	215.43
2001	707,199	18.92	300.08
2002	582,478	17.89	270.94
2003	542,616	16.40	247.50
2004	568,170	13.90	222.04
2005	734,372	12.35	236.69
2006	861,224	8.71	230.00
2007	968,159	8.17	291.45
2008	1,044,176	6.91	298.70
2009	1,391,486	5.82	289.22
Mine Total	8,409,215	11.29	263.55

The mineralized veins at El Peñón have received significant amount of underground development. In total, approximately 87,600 m of underground development has been carried out from 1998 to December 2009 (Table 6-2).

TABLE 6-2 UNDERGROUND DEVELOPMENT, 1998-2009

Yamana Gold Inc. — El Peñón Property

Mine Development
Year	(m)
1998	2,901
1999	9,445
2000	4,386
2001	5,262
2002	5,678
2003	5,893
2004	7,493
2005	9,249
2006	8,610
2007	9,547
2008	9,573
2009	9,599
Total	87,635

6-2

7 GEOLOGICAL SETTING

The “Geological Setting” of El Peñón is stated in the report titled “Technical Report on the El Peñón Mine, Chile, Resource Audit” by James L. Pearson and David W. Rennie, dated February 11, 2008, which is filed on SEDAR, www.sedar.com. This section on geology is largely condensed from Warren et al., 2004. For convenience, edited excerpts from that report are reproduced below.

REGIONAL GEOLOGY

The El Peñón mine is located in the Central Depression of the Atacama Desert. The region is underlain by Late Cretaceous to Early Eocene magmatic arc rocks, known as the Paleocene belt. Rocks in the region consist of basaltic to rhyolitic lavas and tuffs, subvolcanic porphyritic intrusions, and granitoid stocks, which extend from southern Peru to central Chile. This belt is host to many epithermal deposits and subvolcanic porphyry systems (Figure 7-1).

Late Cretaceous volcanic rocks comprise calc-alkaline magmatic arc rocks deposited in narrow fault-bound extensional basins (84 Ma to 65 Ma). The margins of the basins are intruded by dioritic to monzonitic plutons. Compressive tectonism from 65 to 62 Ma resulted in the inversion of the Late Cretaceous basins, uplift and erosion of Late Cretaceous plutonic rocks to the west of the basin, and syntectonic magmatism along the basin-bounding faults. Volcanic rocks continued to accumulate through the rest of the Cretaceous in new northeast-trending trans-tensional basins partially controlled by reactivation of basin-bounding faults. Volcanism continued to the middle Eocene. Subvolcanic domes and sills were emplaced and the mineralization at El Peñón occurred. Eocene volcanic rocks consist of rhyolitic dome complexes and mafic andesites and basalts.

Deformation occurred in the mid- to late Eocene with uplift of the Precordillera triggering copper porphyry emplacement to the east. Low angle offset of the El Peñón vein system occurred during this period.

7-1

N
PALEOCENE
VOLCANIC BELT
Choquelimpie
San Cristóbal
ANTOFAGASTA
EL PEÑÓN
El Guanaco
El Huesco,
Manto de la
Falda
La Coipa
Pascua
RMarte-Lobo
Pascua
El Indio
Andacollo
El Bronce
Santiago
0 100 200 300 400 500
Kilometres
BOLIVIA
Santiago
PACIFIC OCEAN
ARGENTINA

Figure 7-1

Yamana Gold Inc.

El Peñón Mine

Northern, Chile

Paleocene Volcanic Belt

December 2010

Source: Yamana Gold Inc., 2010.

7-2

LOCAL GEOLOGY

The main district geological units are described as follows:

•      Aeropuerto Formation (Lower Cretaceous)

Fluvial sandstones, breccias with coarse sediments, conglomerates and volcaniclastic breccias

•      Quebrada Mala Formation ( Upper Cretaceous)

Fluvial and lacustrine sands and silts, andesitic to basaltic lavas and breccias, rhyolitic to dacitic ignimbrites

•      Augusta Victoria Formation (Upper Cretaceous)

Sanidine-biotite rhyolite ignimbrites, fluvial sandstones and trachytic lavas

•      Paleocene to Eocene volcanic and subvolcanic units

Dacite lavas or domes, andesite flows rhyodacitic ignimbrites, volcanoclastic breccias, intercalated fluvial sediments, late rhyolite, dacite domes, feeders and hypabyssal intrusions

•      Cretaceous to Eocene intrusives

•      Diorite and monzonite stocks

Figure 7-2A illustrates the regional geology.

7-3

N
0 2 4 6 8 10
Kilometres

Figure 7-2A

Yamana Gold Inc.

El Peñón Mine

Northern, Chile

Regional Geology

Refer to Figure 7-2B for Geological Legend.

December 2010

Source: Yamana Gold Inc., 2010.

7-4

STRATIFIED UNITS
INTRUSIVE UNITS
CENOZOIC
MESOZOIC
PALEOZOIC
NEOGENE
PALEOGENE
CRETACEOUS
JURASSIC
TRIASSIC
PERMIAN
CARBONIFEROUS
LATE
EARLY
PLIOCENE-HOLOCENE
MIOCENE
MIDDLE
EOCENE
LOWER
UPPER
PALEOCENE
PlQa Pliocene to Quaternary Alluvial Deposits
PlQn Pliocene to Quaternary Nitrate Deposits
Mga Atacama Gravels (Miocene 17 to 9.3 Ma)
Emv Middle Eocene Volcanics (ca 46 Ma)
Elv Lower Eocene Volcanic Units
Eidr Lower Eocene Rhyolitic Dome and Feeders (53-50 Ma)
Eidrd Lower Eocene Rhyodacitic Dome and Feeders (53-50 Ma)
Psdd Upper Paleocene to Lower Eocene Dacitic Dome and Feeders (57-54 Ma)
Psdrd Upper Paleocene Rhyodacite Dome and Feeders (60-54 Ma)
Psdr Upper Paleocene to Lower EoceneRhyolite Domes, Feeders and Hypabyssal Intrusions (57-54 Ma)
Upper Paleocene to Lower Eocene Rhyolitic Breccias (possible diatreme facies)
Psv Upper Paleocene Volcanic Units (60-55 Ma)
Plv Upper Paleocene Volcanic Units (65-60 Ma)
Ksav Augusta Victoria Formation (Campanian to Maastrichtian)
Ksqm Quebrada Mala Formation (Campanian to Maastrichtian)
Kct Cerro Trapecio Strata (informal unit; Late Lower Cretaceous)
Kia Aeropuerto Formation (Neocomian)
Kisa Santa Ana Formation (Kimmeridgian to Neocomian)
JKln La Negra Formation (Jurassic to Lower Cretaceous)
Jcd Cerro Dominador Strata (informal unit; Lower Jurassic)
Jp Profeta Formation (Jurassic Marine Member)
Trad Agua Dulce Formation (Upper Triassic)
Trp Profeta Formation (Triassic Marine Member)
Trdr Fine Fluidal Rhyolite Domes
Pzca Cerro El Arbol Formation (Permian)
Pzlt La Tabla Formation (Carboniferous)
Emh Middle Eocene Hypabyssal Intrusions (45-42 Ma)
Emg Middle Eocene Porphyritic Monzonites and Monzodiorites of the La Mula Complex (45-43 Ma)
Eih Lower Eocene Hypabyssal Intrusions (48-46 Ma)
Eig Lower Eocene Diorites and Monzodiorites of the La Mula Complex (50-48 Ma)
Psh Upper Paleocene Hypabyssal Intrusions
Psa "Angelina-type" Porphyries (59-57 Ma)
Psg Paleocene Syenogranite, West of Anillo Complex
Pih Lower Paleocene Hypabyssal Intrusions
Ksg Late Cretaceous Gabbros, Diorites and Quartz Monzodiorites (68-65 Ma)
Kh Early Upper Cretaceous Hypabyssal Intrusions
Kpo Late Lower Cretaceous Coarse Pyroxene Andesite Porphyries ("ocoites")
Jsg Late Jurassic Granodiorite Porphyries of the Precordillera
SYMBOLOGY
Faults
Observed Fault
Inferred Fault
Covered Fault
Normal Fault
Reverse Fault
Strike Slip Fault
Folds
Anticline Folds
Syncline Folds
Vein
Invertebrate Fossil Locality
Geochronology
K-Ar Biotite
K-Ar Amphibole
K-Ar Adularia
K-Ar Sericite
K-Ar Alunite
K-Ar Whole Rock
Ar/Ar Biotite
Ar/Ar Amphibole
Ar/Ar Plagioclase
Ar/Ar Sanidine
Ar/Ar Adularia
Ar/Ar Sericite
Ar/Ar Alunite
Ar/Ar Groundmass
U/Pb Zircon
min: Minimum age
max: Maximum age
sub: Subterranean sample
Alteration Zones
Argillic alteration with sulphates
Phyllic alteration
Potassic alteration
Argillic alteration with carbonates
Silica cap and silicified breccias with alunite
Silicification
Silica-carbonate alteration
Skarn
References:
1 New age related to present project, Central Depression Project and FONDECYT (Gloria Arancibia)
2 Sample analysed by SERNA GEO MIN for J.I. Zuluaga
3 Marinovic et al., 1992
4 Rojas, 1994
5 Puig et al., 1988
6 Perez, 1999

Figure 7-2B

Yamana Gold Inc.

El Peñón Mine

Northern, Chile

Geological Legend

December 2010

Source: Yamana Gold Inc., 2010.

7-5

PROPERTY GEOLOGY

Surface exposures at El Peñón are rare, and much of the mapping for the area is based on float. The property is underlain by mostly Late Cretaceous to Early Eocene pyroclastic flows, lavas, volcaniclastic breccias and tuffs of basalt to rhyolite composition. Several thin Early Cretaceous rhyolite tuff and dacite to andesite flow layers occur in the northern part of the property. These rocks are intruded by Late Cretaceous diorite and monzodiorite stocks and dacite domes.

The mineralization at El Peñón is hosted by near-horizontal to gently dipping Eocene to Paleocene basaltic to rhyolitic volcanic rocks. The stratigraphic sequence consists of a lower sequence of volcanic breccia and andesitic to basaltic flows, overlain by rhyolitic to dacitic pyroclastic rocks, dacitic to andesitic flows, and volcanic breccia. Rhyolitic intrusives, domes, and associated flows are intercalated with earlier volcanic units.

STRUCTURE

The distribution of Cretaceous and Eocene volcanic rocks is controlled by graben structures bounded by north-northeast-trending faults. These are steeply dipping regional-scale structures with displacements in the order of hundreds of metres. The principal direction for late dikes and many of the highest grade mineralized faults is parallel to the bounding faults. Mineralized faults dip steeply eastward on the east side of the property and westward on the west side, in a fashion implying a horst/graben extensional structure (Figure 7-3). Most of the mining takes place along north-trending veins (dipping 75°-85° W or 55°-80° E). A relatively minor amount of production has also taken place along northeast-striking structures (N45°-50°E/65°W). Flat-lying faults (N40°-50°E/20SE) displace the veins in places.

7-6

A
A'
QUEBRADA ORITO
EL VALLE
QUEBRADA COLORADA
DONCELLA
CERRO MARTILLO FAULT
1800
1600
Tr1
Tr2
Tr3
Tr4
Td1
Td2
Qal
Tr8
Tr9
Tv
Tv1
Tr2

EXPLANATION

Qal	COLLUVIUM, SALINE CRUST, AND ALLUVIAL GRAVEL

UPPER VOLCANIC SEQUENCE

Td1	RHYOLITE TO DACITE ASH FLOW TUFF
Td2	DACITE FLOW
Ta1	ANDESITE FLOW
Trx	TECTONIC BRECCIA, AUTOBRECCIA, AND INTRUSIVE HYALOCLASTITE

UPPER RHYOLITE

Tr1	SANIDINE RHYOLITE
Tr2	SPHERULITIC RHYOLITE
Tr3	FLOW BANDED RHYOLITE-BLOCKY
Tr4	FLOW BANDED RHYOLITE-LAMINATED

INTERNAL VOLCANIC SEQUENCE

Tv	VOLCANICLASTIC
Tv1	DACITE FLOW

LOWER RHYOLITE

Tr8	RHYOLITE BRECCIA
Tr9	FLOW BANDED RHYOLITE

VEIN ZONE

FAULT APPROXIMATED

DRILL HOLES

0 100 200 300 400 500
Metres

Figure 7-3

Yamana Gold Inc.

El Peñón Mine
Northern Chile

Schematic Cross Section

December 2010

Source: Yamana Gold Inc., 2010.

7-7

8 DEPOSIT TYPES

The “Deposit Types” of El Peñón is stated in the report titled “Technical Report on the El Peñón Mine, Chile, Resource Audit” by James L. Pearson and David W. Rennie, dated February 11, 2008, which is filed on SEDAR, www.sedar.com. For convenience, edited excerpts from that report are reproduced below.

The deposits at El Peñón are low to intermediate epithermal gold-silver deposits, hosted in steeply dipping fault-controlled veins following rhyolite dome emplacement. Gold and silver mineralization comprises disseminations of electrum, native gold and silver, acanthite, silver sulphosalts and halides, plus accessory pyrite occurring with quartz, adularia, carbonates, and clay minerals. These minerals were deposited from boiling of low salinity fluids circulating in a hydrothermal system driven by the Eocene to Paleocene magmatism. Late stage oxidation has occurred to a depth of 400 m below surface.

8-1

9 MINERALIZATION

The “Mineralization” of El Peñón is stated in the report titled “Technical Report on the El Peñón Mine, Chile, Resource Audit” by James L. Pearson and David W. Rennie, dated February 11, 2008, which is filed on SEDAR, www.sedar.com. For convenience, edited excerpts from that report are reproduced below.

The deposit comprises many individual tabular, steeply dipping zones or shoots that are amenable to mining by both underground and surface methods. Vein widths range from decimetre-scale to over 20 m. Individual mineralized shoots measure from less than one kilometre to four kilometres in strike length, and up to 350 m in the down-dip direction. Gold grades range up to hundreds of grams per tonne but are more typically less than 30 g/t. Silver grades are in the order of hundreds to thousands of grams per tonne.

There are thirteen main vein zones and many subsidiary veins in nine vein systems that have supported, support currently, or are planned to support surface and underground mining operations. The veins strike predominantly north-south and dip steeply to the east and west. North-northeast to northeast-striking fault zones are also host to mineralized zones, however, the relative proportion of the overall deposit is small. The principal mineralized veins are Al Este, Bonanza, Cerro Martillo/Dorada, Dominador, El Valle/Discovery Wash, Fortuna, Martillo Flats, Pampa Campamento, Playa, Providencia, Quebrada Colorada, Quebrada Orito, and Vista Norte.

Gold and silver mineralization consists of disseminated electrum, native gold, native silver, silver sulphosalts, and silver halides occurring in a gangue of predominantly quartz, adularia, carbonate, and clay. Electrum is the most common form of precious metals in the deposit and occurs as micron- to millimetre-size subrounded and irregular grains. Two phases of electrum are present: a primary phase, which contains approximately 55% Au to 65% Au, and a secondary phase, which has resulted from supergene processes that have remobilized silver, and which typically consists of over 95% Au.

Sulphide minerals are relatively rare, and this may be due to oxidation, or to an initial low overall abundance such as would occur in a low sulphidation environment. Abundant

9-1

Fe- and Mn-oxyhydroxides are common with only trace occurrences of relict sulphides. In order of abundance, trace amounts of pyrite, galena, sphalerite, chalcocite, and covellite can be present. Gangue minerals comprise fracture and breccia-filling and replacement quartz, adularia, carbonates, and clay minerals. Vein textures often display crustiform textures, although the highest grade gold-silver mineralization is reported to be associated with massive banded quartz-adularia. Gangue minerals occur as open space filling as well as replacements of primary host rock mineral phases.

Age dating of adularia from the veins at El Peñón suggests that mineralization took place at around 52 Ma to 53 Ma (Early Eocene). Two mineralization and alteration events have been defined from fluid inclusion studies. The principal mineralization event resulted from circulation of neutral, reduced fluids. It resulted in replacement of host-rock phenocrysts and groundmass by quartz, adularia, albite, carbonate, clays, calcite and chlorite, as well as quartz-adularia flooding and breccia-filling in the vicinity of the veins (Figure 9-1). Another, more widespread, alteration process was derived from acidic, oxidized hydrothermal solutions. This event resulted in the formation of lithocaps of quartz-alunite alteration and quartz-alunite breccia-filling, with minor copper and silver, and little or no gold.

9-2

Crustiform quartz-adularia-carbonate vein
Meters
10⁰
10¹-10²
<10³
Qtz-Ad bx
RHYOLITE
Adularia
Illite
Adularia
Albite
Illite
Adularia
Illite
Calcite
Calcite
Smectite
Adularia
Illite
DACITE and ANDESITE
Adularia
Chlorite
Adularia
Albite
Chlorite
Adularia
Chlorite
Calcite
Smectite
Calcite
Smectite
Adularia
Chlorite

Figure 9-1

Yamana Gold Inc.

El Peñón Mine

Northern, Chile

Hydrothermal Alteration

December 2010 *Source: Yamana Gold Inc., 2010.*

9-3

10 EXPLORATION

The discovery of El Peñón was the result of successful grassroots exploration carried out by Meridian geologists through the early 1990s. Regional exploration focusing on Early to Mid-Eocene volcanic belts in northern Chile led to the acquisition of the El Peñón property in 1993. Trenching carried out that year, followed by a 13-hole drilling program, discovered significant gold-silver mineralization. The next year, the first hole of a follow-up program intersected 100 m grading 10.9 g/t Au and 123.4 g/t Ag in what eventually became the Quebrada Orito deposit.

Exploration work completed to date has defined 26 mineralized zones (20 resource models) within nine geological trends. The nine principal trends are illustrated in Figure 10-1.

In 2009, 57,935 m of exploration drilling and 58,149 m of infill drilling were completed by Yamana. This drilling was designed to locate the extensions of known veins and discover new veins in order to replace the reserves and resources extracted in the mining areas. The 2009 exploration program included resource definition and extension drilling in various areas such as Abundancia and Esmeralda, Al Este, Bonanza Norte, and Martillo Flats (Figure 10-2). New discoveries were made at Martillo Central Sur, and Martillo Flats Hangingwall, and vein extensions were located at Bonanza Norte, Pampa Campamento, and Sorpresa. Resource infill drilling occurred at Bonanza Norte and Pampa Campamento.

In 2010, to the end of September, a total of 39,905 m of exploration and 54,820 m of infill drilling were completed by Yamana. The 2010 drilling is designed to locate the extensions of known veins and discover new veins in order to replace the reserves and resources extracted in the mining areas. The 2010 exploration program included resource definition drilling at Al Este, Dorada, Providencia, Sorpresa, Pampa Campamento, and Martillo Central Sur. Extension drilling took place in various areas such as Abundancia and Esmeralda, Al Este Norte, Bonanza Norte, Fortuna, and Martillo Flats.

Exploration has been successful in expanding the footprint of mineralization at site through programs of geologic mapping, geochemistry, geophysics and abundant surface and underground drilling within this northeast trend starting with Quebrada Orito in the southwest and ending with the most recent discovery bonanza in the northeast. Numerous geophysical anomalies and positive drill intersections remain to be followed up within this corridor.

10-1

N
Year of Initial Resource Development
1996
1998
2002
2003
2004
2005
2006
2007
2008
7310000 N
7305000 N
7300000 N
Angosta
Bonanza
EL PEÑÓN
FORTUNA
Dominador
Vista N.
Diablada
Angelina
Orito Norte
Orito Sur
Providencia
440000 E
445000 E
450000 E
455000 E
0 1 2 3 4 5
Kilometres

Figure 10-1

Yamana Gold Inc.

El Peñón Mine

Northern, Chile

Historical Resource Development

December 2010

Source: Yamana Gold Inc., 2010.

10-2

N
451000 E
452000 E
453000 E
454000 E
7309000 N
7308000 N
7307000 N
7306000 N
7305000 N
7304000 N
7303000 N
ABUNDANCIA W
ABUNDANCIA
BONANZA
AL ESTE
ESMERALDA
RIELES
MARTILLO FLAT
CERRO MARTILLO
DORADA
1
2
3
4
5
8
9
10
11
12
1 - Pampa Caliche W
2 - Pampa Caliche N
3 - Martillo NN
4 - Martillo Flats N
5 - Al Este N
6 - Campamento
7 - Orito W
8 - Bermuda
9 - Martillo N
10 - Rieles
11 - Esmeralda S
12 - Martillo CS
10 - Providencia NW
11 - Providencia S
12 - Pampa Campamento S
0
500
1000
1500
2000
Metres

Figure 10-2

Yamana Gold Inc.

El Peñón Mine

Northern, Chile

2009 Exploration Targets

December 2010

Source: Yamana Gold Inc., 2010.

10-3

11 DRILLING

Systematic testing of the gold-bearing zones was started Meridian in 1993 and continues to the present. To the end of 2009, some 1,826,858 m of drilling has been completed at El Peñón. This includes 116,084 m completed in 2009 91,839 m surface and 24,245 m underground), with intersections at Martillo Central Sur, Martillo Flats Hangingwall, Bonanza Norte, Sorpresa, and Pampa Campamento (Table 11-1).

11-1

TABLE 11-1  SELECTED MINE DRILL INTERSECTIONS 2009 - 2010

Yamana Gold Inc. — El Peñón Mine

	From	To	Length	Grade
Drill Hole	(m)	(m)	(m)	g/t Au	g/t Ag	Vein
SBI0140	414	418	4.0	1.79	6.45	Bonanza Norte
SBI0185	454	456	2.0	1.03	38.05	Bonanza Norte
EPC0001	357	361	4.0	1.52	2.85	Bonanza Norte
EPC0001	364	366	2.0	0.76	7.30	Bonanza Norte
SBI0140	414	418	4.0	1.79	6.45	Bonanza Norte
SEX0001	233	236	3.0	6.55	439.4	Esmeralda
SDE0010	226	227	1.0	5.50	309.0	Fortuna
SME0010	114	116	2.0	4.09	411.0	Martillo Central Sur
SME0011	222	223	1.0	15.0	143.0	Martillo Central Sur
SME0012	272	276	4.0	7.77	193.5	Martillo Central Sur
SME0015	226	232	6.0	9.63	5.50	Martillo Central Sur
SNX0096	188	196	8.0	4.96	9.38	Martillo FHW
SNX0104	274	276	2.0	1.47	8.30	Martillo FHW
SNX0087	110	116	6.0	3.50	4.90	Martillo FHW
SNX0087	264	270	6.0	2.55	3.27	Martillo FHW
SNX0068	388	392	4.0	3.11	2.60	Martillo SC
SPM0009	438	442	4.0	2.87	8.81	Martillo SC
SNX0076	306	308	2.0	1.07	3.43	Martillo SC
SME0005	318	320	2.0	1.03	14.10	Martillo SC
EPC0002	389	392	3.0	1.10	3.45	Pampa Campamento
EPC0004	293	295	2.0	1.01	2.33	Pampa Campamento
SNX0105	219	222	3.0	2.03	4.54	Pampa Campamento
PX214E	254	256	2.0	1.38	10.70	Pampa Campamento
SPI0006	438	440	2.0	50.29	83.8	Providencia
SNX0101	350	354	4.0	2.13	160.0	Providencia Este
SNX0117	209	210	1.0	0.60	6.90	Sorpresa
SNX0118	219	221	2.0	1.29	11.25	Sorpresa
SNX0068	388	392	4.0	3.11	2.60	Sorpresa
SPM0009	438	442	4.0	2.87	8.81	Sorpresa

Notes:

1.               Gold and silver values are uncut.

2.               Above values are intersection lengths and are not reported as a true thickness of mineralization.

3.               Drill intersections from 2009 to September 2010.

Yamana continually conducts exploration work in order to develop drill targets to replace reserves. Drilling is carried out on a nominal 60 m x 60 m pattern, with infill holes drilled on a 30 m x 30 m pattern. Preliminary mineral resource estimates are made using the drill information. Later, the estimates are refined using chip sample assays collected

11-2

from the underground development. Underground definition drilling is completed on a 30 m x 30 m spacing where required and some drilling is carried out on a 15 m x 15 m if needed for grade control purposes, and to aid in resolving local structural complexities. Short test holes are also used to locate veins to assist mining and grade control.

Surface drilling is mostly reverse circulation (RC), with at least one diamond drill hole per 30 m section. Often, holes are collared with RC equipment, until the hole is almost in the zone, and then changed over to diamond core. Some are cored for the entire length. Core size is HQ (63.5 mm core diameter), sometimes reduced to NQ (47.6 mm diameter).  RC holes are drilled with 146 mm diameter equipment, which produces a hole approximately 152 mm in diameter.

The procedures used during drilling programs are as follows:

•                  The collar locations of all drill holes are surveyed and marked by El Peñón crews.

•                  A gyro survey instrument is used to provide control information on the directional deviation (both azimuth and inclination) of each hole.

•                  Lithologic logging is done on drill core and RC chips and geotechnical observations are made by company geologists and technicians. All information is recorded on digital tablets using commercial software and depicts all downhole data including assay values. This includes recording the following items as appropriate for the drilling method:

•                  Drill type

•                  Collar coordinates

•                  Core diameter

•                  Downhole inclination

•                  Percent core recovery record

•                  Rock Quality Designation (RQD) measurements

•                  Lithologic contacts

•                  Descriptive geology

•                  Core angles

•                  Intensity of various alteration types

•                  Structural features, such as foliation, fracture and brecciated zones

•                  Recording of mineralization, e.g., quartz type, sulphide content

•                  Maintaining a photographic record of the core with a digital camera

Scott Wilson RPA is of the opinion that the logging and recording procedures are comparable to industry standards.

The drill contractor used on the mine property was Major Drilling Chile S.A.

11-3

Surface exploration in the Pampa Augusta Victoria area in 2009 and 2010 returned significant values in the Victoria and Victoria Este veins (Table 11-2) in a similar geological environment to El Peñón.  The Pampa Augusta Victoria project is located approximately 30 km north of El Peñón.

The drill contractor for the surface drilling in the Pampa Augusta Victoria area is Major Drilling Chile S.A.

TABLE 11-2   SELECTED PAMPA AUGUSTA VICTORIA 2009 - 2010

INTERSECTIONS

Yamana Gold Inc. — El Peñón Mine

	From	To	Length	Grade
Drill Hole	(m)	(m)	(m)	g/t Au	g/t Ag	Vein System
DAV0002	6.0	12.0	6.0	2.05	1,405	Victoria
DAV0011	258.0	260.0	2.0	3.52	56.2	Victoria
DAV0016	84.0	86.0	2.0	1.43	294	Victoria
DAV0017	32.0	34.0	2.0	0.17	542	Victoria
	56.0	62.0	6.0	23.9	2,644	Victoria
DAV0019	86.0	88.0	2.0	0.11	79.2	Victoria
DAV0021	162.0	164.0	2.0	9.50	976.0	Victoria
DAV0025	142.0	146.0	4.0	0.17	69.7	Victoria
	454.0	458.0	4.0	10.5	119.9	Victoria Este
DAV0027	292.0	294.0	2.0	2.13	1,030	Victoria Este
	330.0	332.0	2.0	1.73	141.0	Victoria Este
DAV0028	92.0	94.0	2.0	4.95	1,342	Victoria
	394.0	396.0	2.0	4.04	40.1	Victoria Este
DAV0034	232.0	240.0	8.0	7.20	78.8	Victoria
DAV0037	118.0	122.0	4.0	2.53	2,034	Victoria
	372.0	374.0	2.0	4.64	183.0	Victoria Este
DAV0052	384.0	386.0	2.0	2.26	107.0	Victoria
DAV0073	356.0	358.0	2.0	8.80	30.7	Victoria Este
DAV0090	224.0	226.0	2.0	3.62	1,179	Elizabeth

Notes:

1.               Gold and silver values are uncut.

2.               Above values are RC drill hole lengths and are not reported as a true thickness of mineralization.

3.               Drill intersections from 2009 to September 2010.

11-4

12 SAMPLING METHOD AND APPROACH

Samples are taken by surface and underground drilling and by panel sampling of mine headings.  Surface drilling typically is carried out to trace the structures and estimate mineral resources. Mine sampling comprises both definition diamond drilling as well as sampling of development headings for grade control. The exploration samples consist of RC cuttings and half-core splits of diamond drill core. The mine samples are drift face panel samples and whole drill core.

Exploration RC samples are taken at two-metre intervals outside and one-metre intervals inside a mineralized zone. The drillers take two samples from every interval splitting the cuttings with a riffle-type sampler. Each sample represents 18.75% of the total sample. Samples are placed in plastic bags and transported to the on-site Acme Analytical Laboratories Ltd. (Acme) sample preparation facility. One sample is kept for reference and the other is prepared for analysis. Specimens are also collected in chip trays for logging.

Surface drill core is delivered to the logging and sampling facility located near the mill/office complex. Core is logged and marked for sampling by the geologist. Sampling technicians photograph the intact core, split the core samples, place them in plastic bags, and deliver them to the sample preparation facility.  All surface samples are assayed by Acme in La Serena.

Mine drill hole samples are collected in the same fashion as exploration holes, except that they are delivered to the mine site laboratory.

Each underground drift face is mapped and sampled by the grade technicians. Samples comprise chips taken from panels measuring approximately one metre high and a maximum of one metre wide. Minimum sample widths are 30 cm in the vein and 50 cm in the waste. Boundaries to the sampled areas are placed at vein contacts and major structures.  The sample sizes are constrained to between five kilograms and nine kilograms.

12-1

The geological technicians measure the distance and direction from the nearest survey station to the sampled interval. The samples for each face are rendered as linear strings of samples in a fashion similar to drill holes (pseudo-drill holes). The “collar” of the drill hole is the left-hand end of the sample string.  The “azimuth” is approximated as the direction parallel to the drift face. Sample lengths are projected to the face onto a linear trace of the pseudo-drill hole to account for irregularities or curvature of the face.

In Scott Wilson RPA’s opinion, the sampling protocols match industry standards and are appropriate for the style of mineralization at El Peñón. Other than minor intermixing of RC material during drilling, there are no sample quality or recovery problems that could materially impact the reliability of the sampling process. As well, in Scott Wilson RPA’s opinion, the samples provide an unbiased reflection of the mineralization at El Peñón.

12-2

13 SAMPLE PREPARATION, ANALYSES AND SECURITY

El Peñón used Acme, an ISO 9001:2000 certified laboratory in Santiago, Chile, and Geoanalitica Ltda. (Geoanalitica), an ISO/IEC 17025 certified laboratory in Coquimbo, Chile, for all assaying of the surface and underground exploration plus infill drilling. Pulp samples are sent for analysis in sealed batches by truck/air. The El Peñón laboratory handles all production samples from the mine. Certified standards and duplicates, as well as pulp blanks and sterile sample, were used for quality control purposes.  Pulp samples were resubmitted to a second outside laboratory (Andes Analytical Assay Ltda. (Andes) ISO 9001:2000 in Santiago, Chile).

Sample security is considered adequate since all samples are collected and prepared in secure sites and transported by Yamana personnel and/or selected contractors.

In 2010, El Peñón began submitting pulp samples to ALS Chemex in La Serena, Chile, as well as Acme and Geoanalitica.

The following procedure was used for El Peñón’s sample preparation and assaying:

•                  A submittal form was filled out by a geologist or technician and delivered with the samples to the Acme preparation facility.

•                  Samples were opened and dried at 60°C as required.

•                  The entire samples were crushed to better than 85% -10  mesh. Crushers were cleaned with compressed air between every sample and with barren waste every 5th sample and quartz every 40th sample. Granulometric checks were done every 20 samples.

•                  A 500 g subsample was taken and the split was pulverized using a chrome-steel ring mill to better than 85% -150  mesh. Granulometric checks were done every 20 samples.  Pulverizers were cleaned with compressed air between every sample and with waste every 5th sample.

•                  Two 250 g pulps were separated, one for analysis and one for storage.

Standard fire assay (FA) methods using a 50 g pulp sample were used to determine total gold content. Samples assaying greater than or equal to 5 ppm Au using FA with an

13-1

atomic absorption spectrometry (AAS) finish were reassayed (FA) with a gravimetric finish for accuracy. Assays for silver were completed using an aqua regia digestion of a sample followed by AAS. Samples for which the preliminary assay is greater than 100 g/t Ag but less than 5 g/t Au (i.e., high Ag but low Au) are rerun using a four-acid digestion and AA.

In 2009 (to November 9), Acme prepared 38,896 samples and sieve tests indicate that the preparation of the samples was completely acceptable. A total of 1,599 tests (4.1%) for crushing and 1,561 tests (4.0%) for pulverizing were completed. Only one pulverizing test returned a result under 95% passing 150 mesh and it was 94.72%, which is acceptable.

Between January 1 and November 9, 2009, a total of 41,343 samples were shipped to Acme, Geoanalitica, and Andes for analysis. A total of 15 standards at various gold and silver grades were used.  During this period, Acme prepared 34,301 pulps from 201 surface drill holes and inserted 739 control samples in the analytical stream with these samples. Results from 127 sterile samples inserted to monitor sample preparation were 100% satisfactory for both gold and silver. Results from 186 sample blanks inserted to monitor contamination during analysis were 97% acceptable for gold and 100% acceptable for silver. The results for the 305 standard samples inserted into the sample stream were 100% acceptable for gold and 97% for silver.  The silver failures were reanalyzed as required.

A total of 732 preparation duplicates and 265 analytical duplicates were analyzed for El Peñón.  Only seven preparation duplicates and five analytical duplicates required remedial action. Overall correlation was excellent for both gold and silver.

As well, 28,025 production samples (drill core, channel samples, muck samples) were shipped to the El Peñón laboratory in 2009, which uses similar protocols to Acme.

Scott Wilson RPA is of the opinion that the sample preparation, sample security, and assay procedures used for the drill samples are in keeping with industry standards.

13-2

Scott Wilson RPA recommends that standards, blanks, and duplicates be added to the production samples in addition to the mine laboratory control samples, so an independent assessment of the laboratory can be carried out on a routine basis.

Scott Wilson RPA notes that the current Standard Reference Materials are purchased from certified laboratories. It is recommended that a complete set of standards with a range of gold and silver values be prepared from material from the veins at El Peñón. In this way, the chemistry of the standards will be identical to that of the regular samples.

13-3

14 DATA VERIFICATION

El Peñón drill samples were submitted to Acme and Geoanalitica for assaying. Assay results were electronically transmitted to the mine and assay certificates were forwarded by mail. Upon passing Quality Assurance/Quality Control (QA/QC) protocols, the results were downloaded into the database.

Part of the resource database and several drill log files were reviewed by Scott Wilson RPA for accuracy of assay transcription from the assay certificates. No significant errors were noted.  As well, Scott Wilson RPA reviewed the results obtained in the QA/QC check assay programs. Compilation of assay QA/QC results is carried out on a continuous basis by a staff geologist in the Exploration Department.  The data are collected and plotted on graphs to look for problem areas, and monthly and annual reports are generated.  General performance is monitored, including the number of samples collected, the number and type of QA/QC samples, equipment availability, assay return times, etc. The reports also describe the progress and results of special research projects, such as heterogeneity studies, that may be underway at the time. Any problem areas with regard to assay verification are flagged and recommendations for appropriate action are implemented.

In Scott Wilson RPA’s opinion, the collection, security, and analysis of assay QA/QC data at El Peñón is quite thorough and meets or exceeds standard industry practice.

Drill logs are verified at the point prior to entry into the database by the Geology Department. Scott Wilson RPA is of the opinion that data entry and verification procedures of production data at El Peñón are in keeping with industry standards.

Scott Wilson RPA has verified a number of data records with original assay certificates and drill logs. No significant discrepancies were identified. Based on our review of the database and primary records, plus discussions with the Yamana personnel, Scott Wilson RPA is of the opinion that data collection and entry, and database verification procedures for El Peñón comply with industry standards.

14-1

Since El Peñón is an operating gold mine producing significant amounts of gold and silver, Scott Wilson RPA did not collect or analyze any independent samples.

14-2

15 ADJACENT PROPERTIES

El Peñón is the principal mineral property in the area, and Scott Wilson RPA is not aware of any other significant exploration properties in the immediate vicinity of the mine.

15-1

16 MINERAL PROCESSING AND METALLURGICAL TESTING

A description of the El Peñón processing plant, the current flow sheet, production records, and expected recovery can be found in Section 19 of this report.

METALLURGY

Yamana has estimated that metallurgical gold recovery has been impacted by -1.5% (in absolute and not relative terms) due to the increase in primary grind size P80 of 120 µm to 180 µm. Silver recovery is impacted by -1.3% . In addition, the increased volume in the cyanidation circuit has reduced retention time resulting in a further -1.0% reduction in both gold and silver recovery.

The impact of this is that gold recovery is averaging 91.3% instead of 93.8%, which might be considered the optimal recovery if the initial plant design criteria for grinding and cyanide leach time were maintained. Silver recovery would increase from 86.6% to 88.9% if the plant were optimized.

16-1

17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

INTRODUCTION

For this report, Scott Wilson RPA has reviewed the Mineral Resource and Mineral Reserve estimates of the El Peñón mine, as reported by Yamana as of December 31, 2009. Scott Wilson RPA carried out a number of checks to verify the various procedures and numerical calculations used in the Yamana estimates. This included detailed tracing of the methodology of estimating tonnage and grade of resource and reserve blocks.

With few exceptions, Scott Wilson RPA found that values and compilations of gold grades were accurately recorded and calculated as provided by Yamana. Scott Wilson RPA, however, notes that a minimum thickness was not applied to the mineralized structure in the estimation of Mineral Resources.

As part of this audit, Scott Wilson RPA carried out an independent estimate of four veins (Al Este, Dorada Cerro Martillo, Fortuna, and Providencia) to allow for better comparison of the Yamana estimates with the Scott Wilson RPA estimates, based on the underground drill hole data and wireframes provided. Mining has been carried out in the Al Este, Dorada Cerro Martillo, and Fortuna veins, but production has not started in the Providencia vein.

In Scott Wilson RPA’s opinion, the resource estimates are reasonable and acceptable for subsequent reserve work.

MINERAL RESOURCES

Gold and silver mineralization at El Peñón occurs in numerous silicified veins and structures trending north-south and northeast-southwest. These veins contain Measured plus Indicated Mineral Resources ranging from 40,000 tonnes to 1,240,000 tonnes, and grades ranging from 4.92 g/t Au to 64.09 g/t Au and 133.1 g/t Ag to 670.9 g/t Ag. Many of these structures have been developed and are currently producing.

17-1

Using a 3.9 g/t Au equivalent (AuEq) cut-off grade for underground resources and a 2.3 AuEq cut-off grade for open pit resources, Yamana estimated the 2009 El Peñón total Measured and Indicated Mineral Resources, inclusive of Mineral Reserves, at 8.47 million tonnes at an average grade of approximately 10.8 g/t Au and 306 g/t Ag. This equates to 2,940,000 ounces of gold and 83.4 million ounces of silver. The deposit is also estimated to contain some 3.8 million tonnes of Inferred Mineral Resources at an average grade of approximately 8.4 g/t Au and 260 g/t Ag, which equates to 1.0 million ounces of gold and 32.0 million ounces of silver.

The Measured and Indicated Resources include the resources used to estimate the Mineral Reserves, while the Inferred Resources are in addition to the reported Mineral Reserves.

Scott Wilson RPA notes that the resources listed in Tables 17-1, 17-2, and 17-3 are reasonable, acceptable for reserve estimation, and are in accordance with the Mineral Resource/Reserve Classification as recommended by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Committee on Mineral Resources/Reserves.

Scott Wilson RPA notes that the reserves listed in Tables 17-10 and 17-11 are reasonable, acceptable for LOM Plan calculation, and are in accordance with the Mineral Resource/Reserve Classification as recommended by the CIM Committee on Mineral Resources/Reserves.

17-2

TABLE 17-1 MEASURED MINERAL RESOURCE ESTIMATE

(DECEMBER 31, 2009)

Yamana Gold Inc. — El Peñón Mine

Vein/Structure	Tonnes	g/t Au	g/t Ag	oz Au	oz Ag
Open Pit
Quebrada Orito	38,600	7.63	60.76	9,470	75,500
Total Open Pit	38,600	7.63	60.76	9,470	75,500

Underground
Al Este	—	—	—	—	—
Bonanza	—	—	—	—	—
Cerro Martillo	265,000	9.65	318.62	82,170	2,714,100
Discovery Wash	17,700	7.26	196.02	4,140	111,700
Dominador	—	—	—	—	—
Dorada	227,700	10.11	651.14	74,020	4,766,400
El Valle	—	—	—	—	—
Fortuna	52,600	15.04	1,121.07	25,430	1,896,300
Martillo Flats	57,400	8.00	366.88	14,780	677,600
Pampa Campamento	28,700	12.78	329.09	11,790	303,700
Playa	7,900	20.69	657.86	5,280	167,700
Providencia	161,400	7.81	501.72	40,520	2,603,500
Quebrada Colorada	95,700	23.41	374.50	71,990	1,151,700
Quebrada Orito	215,300	11.76	146.74	81,400	1,015,700
Sorpresa	17,900	14.58	296.41	8,380	170,300
Vista Norte	28,400	16.78	202.98	15,330	185,400
Total Underground	1,175,700	11.52	417.06	435,290	15,764,800
Total Measured	1,214,300	11.39	405.73	444,760	15,840,300

Notes:

1.               CIM definitions were followed for Mineral Resources.

2.               Mineral Resources are estimated at a cut-off grade of 2.3 g/t AuEq (Open Pit) and 3.9 g/t AuEq (underground). AuEq = Au + Ag/55.

3.               Mineral Resources are based on long-term prices of $825/oz Au, $14.00/oz Ag, and recovery of 93% for AuEq ounces.

4.               No minimum mining width was used.

5.               High assay composite values were cut using separate top cut values for each vein.

6.               Bulk densities of 2.36 to 2.48 g/cc were used.

7.               Measured Mineral Resources include resources used to estimate Mineral Reserves.

8.               Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

9.               Totals may not add correctly due to rounding.

17-3

TABLE 17-2 INDICATED MINERAL RESOURCE ESTIMATE

(DECEMBER 31, 2009)

Yamana Gold Inc. — El Peñón Mine

Vein/Structure	Tonnes	g/t Au	g/t Ag	oz Au	oz Ag
Open Pit
Quebrada Orito	105,000	7.19	62.43	24,300	210,800
Total Open Pit	105,000	7.19	62.43	24,300	210,800

Underground
Al Este	661,600	15.63	546.27	332,600	11,619,500
Bonanza	860,000	19.91	228.58	550,400	6,320,000
Cerro Martillo	647,500	8.36	246.78	174,100	5,137,500
Discovery Wash	113,100	7.67	188.15	27,900	684,000
Dominador	346,000	5.50	258.20	61,200	2,872,500
Dorada	676,000	6.85	383.88	148,800	8,343,500
El Valle	484,700	6.62	190.36	103,200	2,966,500
Fortuna	262,700	11.65	580.75	98,400	4,904,500
Martillo Flats	359,500	7.38	376.07	85,300	4,346,300
Pampa Campamento	279,700	9.88	283.31	88,900	2,547,200
Playa	32,700	13.28	343.52	14,000	361,100
Providencia	879,600	6.08	318.14	172,100	8,996,800
Quebrada Colorada	291,900	13.30	282.12	124,800	2,647,300
Quebrada Orito	1,027,600	12.09	130.22	399,500	4,302,300
Sorpresa	41,300	12.12	290.08	16,100	384,900
Vista Norte	184,800	12.44	158.17	73,900	939,700
Total Underground	7,148,600	10.75	293.15	2,471,000	67,374,000
Total Indicated	7,253,600	10.70	289.81	2,495,300	67,584,600

Notes:

1.               CIM definitions were followed for Mineral Resources.

2.               Mineral Resources are estimated at a cut-off grade of 2.3 g/t AuEq (Open Pit) and 3.9 g/t AuEq (underground). AuEq = Au + Ag/55.

3.               Mineral Resources are based on long-term prices of $825/oz Au, $14.00/oz Ag, and recovery of 93% for AuEq ounces.

4.               No minimum mining width was used.

5.               High assay composite values were cut using separate top cut values for each vein.

6.               Bulk densities of 2.36 to 2.48 g/cc were used.

7.               Indicated Mineral Resources include resources used to estimate Mineral Reserves.

8.               Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

9.               Totals may not add correctly due to rounding.

17-4

TABLE 17-3 INFERRED MINERAL RESOURCE ESTIMATE

(DECEMBER 31, 2009)

Yamana Gold Inc. — El Peñón Mine

Vein/Structure	Tonnes	g/t Au	g/t Ag	oz Au	oz Ag
Open Pit
Quebrada Orito	4,000	6.2	42.7	900	5,900
Total Open Pit	4,000	6.2	42.7	900	5,900

Underground
Abundancia	50,000	8.3	162.0	13,000	262,000
Al Este	380,000	9.3	349.0	114,000	4,297,000
Angosta	190,000	8.1	165.0	50,000	1,032,000
Bonanza	300,000	13.0	121.0	126,000	1,167,000
Caracoles	30,000	2.7	238.0	2,000	197,000
Cerro Martillo	140,000	6.4	203.0	29,000	924,000
Cerro Martillo Central Sur	110,000	6.2	86.0	21,000	296,000
Discovery Wash	90,000	7.3	178.0	21,000	523,000
Dominador	120,000	3.7	222.0	15,000	871,000
Dorada	280,000	6.8	315.0	60,000	2,816,000
El Valle	220,000	7.6	146.0	156,000	3,981,000
Esmeralda	130,000	13.4	776.0	53,000	3,335,000
Fortuna	160,000	7.2	359.0	38,000	1,894,000
Martillo Flats	480,000	6.7	321.0	103,000	4,968,000
Pampa Campamento	140,000	8.6	199.0	39,000	893,000
Playa	20,000	12.4	239.0	9,000	166,000
Providencia	490,000	6.5	267.0	102,000	4,222,000
Quebrada Colorada	90,000	12.0	256.0	33,000	716,000
Quebrada Orito	220,000	12.7	127.0	89,000	889,000
Sorpresa	70,000	10.4	381.0	23,000	854,000
Vista Norte	120,000	10.0	134.0	40,000	538,000
Total Underground	3,840,000	8.4	258.0	1,040,000	31,870,000
Total Inferred	3,850,000	8.4	258.0	1,040,000	31,880,000

Notes:

1.               CIM definitions were followed for Mineral Resources.

2.               Mineral Resources are estimated at a cut-off grade of 2.3 g/t AuEq (Open Pit) and 3.9 g/t AuEq (underground). AuEq = Au + Ag/55.

3.               Mineral Resources are based on long-term prices of $825/oz Au, $14.00/oz Ag, and recovery of 93% for AuEq ounces.

4.               No minimum mining width was used.

5.               High assay composite values were cut using separate top cut values for each vein.

6.               Bulk densities of 2.36 to 2.48 g/cc were used.

7.               Inferred Mineral Resources are in addition to Mineral Reserves.

8.               Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

9.               Totals may not add correctly due to rounding.

The methodology of estimating Mineral Resources by Yamana staff includes:

•                  Statistical analysis and variography of gold and silver values in the assay database as well as on sample composites.

•                  Construction of a block model using Vulcan software.

17-5

•                  Grade interpolation using kriging method, and inverse distance squared (ID2) method for veins which did not have sufficient data to calculate variograms.

RESOURCE DATABASE AND VALIDATION

Scott Wilson RPA received header, survey, assay, composite data, and solids for the Al Este, Dorada Cerro Martillo, Providencia, and Fortuna veins/structures from Yamana by electronic transfer. The database comprised 1,383 drill holes with 387,227 m of drilling for an average drill hole length of 280 m.  The drill hole database contained 239,870 assay records totalling 377,470 m of assays for an average interval length of 1.57 m. The database also contained 11,584 face samples totalling 51,410 m for an average face width of 4.44 m.  The total length assayed was 51,299 m for an average face sample width of 0.95 m.

A 3.9 g/t AuEq solid was provided by Yamana for each vein.

A total of 950 drill holes with 269,882 m of drilling from the database intersected the grade shells of the four veins in the Yamana block models.  The average length of intersecting drill hole was 284 m. The intersecting drill holes contained 167,559 assays of which 3,570 assays intersected the grade shells.  The average assay interval was 1.56 m in the intersecting drill holes and 0.92 m within the vein solids.

A total of 10,310 face samples with 46,204 m of face sampling from the database intersected the grade shells of the four veins in the Yamana block models. The average width of intersected faces was 4.48 m. The intersecting face sampling contained 48,906 assays of which 24,140 assays intersected the grade shells. The average face assay interval was 0.94 m in the intersecting drill holes and 0.85 m within the vein solids.

All drill core, survey, geological and assay information used for the resource and reserve estimates is verified and approved by El Peñón geology staff and maintained as an on-site database. Validation routines were run to help identify data entry errors.

Scott Wilson RPA also verified a number of data records with original assay certificates and drill logs. No significant discrepancies were identified.

17-6

ASSAY COMPOSITES

Composites of assays were generated for each vein. Composite lengths depended on the sampling interval, vein width and, to some extent, on the frequency of narrow full width intersections.  The composite lengths were chosen in order to generate as few composites with repeated values as possible (in cases where the composite length is shorter than the sampling interval) and to maintain the internal variability of the veins. Scott Wilson RPA is of the opinion that the compositing approach is reasonable.

GRADE CAPPING

The gold assay database was statistically examined by Yamana for the presence of local high grade outliers that could potentially affect the accuracy of the resource estimate. Once these outliers were identified, the overall grade distributions were used to establish cutting values. Each vein was examined separately. The cap values for gold and silver for the various veins and structures are shown in Table 17-4. A total of five gold and five silver composites were cut for the Al Este vein, 170 gold and 226 silver composites for the Dorada Cerro Martillo vein, 41 gold and 40 silver composites for the Fortuna vein, and 52 gold and 42 silver composites for the Providencia vein.

Resource estimates were run for the Dorada Cerro Martillo and Fortuna veins without using any cut values for comparison with the cut composite results. At the 3.9 g/t AuEq cut-off grade, the uncut resource contained approximately 52,700, or 4.8%, more ounces of gold in the Dorada Cerro Martillo vein/structure and 16,700, or 6.0%, more ounces of gold in the Fortuna vein. Based on these results, Scott Wilson RPA notes that the grade capping strategy meets industry standards.

17-7

TABLE 17-4 TOP CUT VALUES

Yamana Gold Inc. — El Peñón Mine

	Top Cut Threshold for Samples
Vein	g/t Au	g/t Ag
Abundancia	60	1,000
Al Este	165	5,700
Angosta	46.5	689.1
Bonanza	200	3,000
Caracoles	—	600
Cerro Martillo	12 - 83	358 – 4,000
Cerro Martillo Central Sur	15	500
Discovery Wash	47.6	2,288
Dominador	117.6	2,083
Dorada	25 - 115	358 – 4,000
El Valle	47.6	2,288
Esmeralda	92.7	5,488
Fortuna	127 or 250	7,600 or 19,800
Martillo Flats	20 - 80	1,000 – 4,000
Pampa Campamento	75 or 170	1,900 or 2,300
Playa	194.3	5,470
Providencia	40 or 61	1,200 – 3,950
Quebrada Colorada	82 - 300	2,000 – 8,200
Quebrada Orito	118 or 125	1,149 or 1,741
Sorpresa	130	2,800
Vista Norte	226	2,043

GRADE RESTRICTION

In addition to the application of top cuts to high grade outlier gold and silver values, interpolation of grades into blocks was restricted to a distance of 5.0 m (strike) x 2.5 m (dip) x 2.5 m (width) where top cut values were used. In Scott Wilson RPA’s opinion, the restriction of top cut values during the grade interpolations is reasonable and consistent with common industry practice.

GEOLOGICAL INTERPRETATION AND 3D SOLIDS

Drill hole data, plotted on detailed cross sections at approximately 60 m intervals including all assay data, provide the basis for the geological interpretation and estimation of average grades of resource blocks. The pierce points of the mineralized intersections are then plotted on vertical longitudinal sections. Due to the inherent variability of the mineralization, the detailed interpretations are often simplified for resource estimation by using the entire geological unit (veins, breccias, and stockworks) to increase continuity.

17-8

Yamana developed 3D solids using Vulcan® software from the mineralized outlines on the cross sections.  The wireframe models are created using 3D polylines that are snapped on to the drill hole intervals. Polylines are created on cross sections and are joined together using tie lines, and the wireframe solids are validated.  Yamana constructed block models in Vulcan for each vein using the sub-block option to accurately reflect the 3D shapes of the veins. It is Scott Wilson RPA’s opinion that the geological interpretations and wireframe solids are reasonable.

ASSAY STATISTICS

The statistical analyses that were carried out on the database included:

•                  Descriptive statistics of composite lengths and associated main variables. These included:

•                  Histograms with basic statistics.

•                  Log-probability plots.

•                  Declustering of the mean of each variable to arrive at reliable mean grades for gold, silver, and zinc.

•                  Regression analysis between main variables, such as Au vs. Ag, Au vs. Zn, and Ag vs. Zn.

•                  Variography.

•                  Probability plots of composite lengths, to assess the proportion of generated composites shorter than half of the nominal composite length.

•                  Scatterplots and regression analysis between the main variables and composite length. The objective of this exercise was to see if biases would be introduced by eliminating short composites.  Composite lengths of 1.0 m, 2.0 m, and 3.0 m were used depending on the thickness of the vein. Care was taken to eliminate as few data as possible, since drill hole data are scarce in many veins.

•                  Elimination of short length composites.

Scott Wilson RPA tagged those assays to be included in the resource estimation in the Al Este, Dorada Cerro Martillo, Fortuna, and Providencia veins. A total of 28,597 assays were identified within the areas to be estimated. Basic statistics for uncut and cut gold assay composites on a zone by zone basis are given in Table 17-5.

17-9

TABLE 17-5 SUMMARY OF ASSAY RECORDS

Yamana Gold Inc. — El Peñón Mine

Vein	Au (g/t)	Au (g/t) Cut
Al Este (n=582)
Mean	16.82	16.55
Standard Deviation	29.47	27.80
Coefficient of Variation	1.75	1.68
Maximum	232.0	165.0
Dorada Cerro Martillo (n=19,547)
Mean	11.30	10.69
Standard Deviation	21.56	14.79
Coefficient of Variation	1.91	1.38
Maximum	776.3	115.0
Fortuna (n=3,170)
Mean	18.45	16.84
Standard Deviation	46.88	33.59
Coefficient of Variation	2.54	1.99
Maximum	843.3	250.0
Providencia (n=5,278)
Mean	8.61	8.16
Standard Deviation	15.80	9.58
Coefficient of Variation	1.83	1.17
Maximum	664.88	61.0

Yamana completed statistical analysis of the cut composites. Scott Wilson RPA notes that it is normal practice to use assay values for statistical evaluation.

DENSITY

Bulk density measurements, using the water immersion method, are routinely made on intact core samples and specimens collected underground. This data is used to derive average bulk density estimates for each zone in the mine. Bulk densities range from 2.36 g/cc to 2.48 g/cc.

CUT-OFF GRADE

Yamana has applied a 2.3 g/t AuEq cut-off grade to the open pit resource estimations and 3.9 g/t Au Eq cut-off grade for underground resources. This grade is based on a gold price of $825/oz and a silver price of $14.00/oz, and approximates the current marginal cut-off grade at the operation. Scott Wilson RPA has checked this value using these prices as well as long-term operating costs ($28.92/t mined and milled) and metal

17-10

recoveries at 83.1% for gold and 67.7% for silver.  The cut-off grade is considered reasonable to conservative, especially given that the current price of gold is much higher.  As well, Scott Wilson RPA estimates that a break-even cut-off grade of approximately 3.1 g/t Au (only) is reasonable assuming a gold price of approximately $961/oz, once increased production, improved recoveries, and economies of scale are fully realized. Within the context of the cut-off grade discussion, however, the operating costs used in the cut-off grade calculation by Yamana are much lower than the actual mining costs realized at the operation.  The use of lower operating costs offsets the lower metal prices used in the cut-off grade calculation.

INTERPOLATION PARAMETERS AND BLOCK MODELS

Block model grades were interpolated into blocks using kriging or an inverse distance method and appropriate parameters for each vein. This calculation was done in three passes (four passes where channel samples are present) so as to populate the vein solids with resource blocks. The number of composites used varied by vein solid, but a maximum of eight composites was set for all passes. A minimum of six, four, two, and one composites were required for interpolation for each of the respective passes.  A maximum number of three composites was set for any one drill hole in the first two runs, with no maximum used on the third or fourth run or where channel samples were involved. The parameters for the block model were as follows:

•                  Parent Block size: 20 m (E-W)  x 20 m (N-S) x 20 m (vertical)

•                  Vein Blocks: 2 m x 5 m x 4 m (occasionally 4 m x 5 m x 4 m).

•                  Sub-blocks:  0.5 m x 0.5 m x 0.5 m.

•                  Average density: 2.36 g/cc to 2.48 g/cc.

•                  Search radii (general):

•                  20 m x 20 m x 5 m for pass one.

•                  35 m x 35 m x 10 m range for pass two.

•                  60 m x 60 m x 15 m for pass three.

•                  Search radii (original):

•                  60 m x 60 m x 60 m for pass one.

•                  60 m x 60 m x 60 m for pass two.

•                  60 m x 60 m x 60 m for pass three.

•                  100 m x 100 m x 100 m for pass four.

The original search strategy using three 60 m passes is still in use in several block

17-11

models at El Peñón.  These search radii were chosen to fit the grid spacing and information density of 30 m x 30 m and 60 m x 60 m. Examination of the variography for these veins shows that the 60 m distance is larger than the range for several veins. Scott Wilson RPA recommends that the variogram studies be redone using the most recent information and search radii be selected that represent less than 100% of the range for the first two passes.

In Scott Wilson RPA’s opinion, the majority of the search parameters and the grade interpolations are reasonable and consistent with common industry practice.

CLASSIFICATION OF THE MINERAL RESOURCES

The resource blocks are classified based on the average distance of data points and on the order of kriging pass, as shown in Table 17-6. The remainder of the resource blocks in passes one, two, and three were assigned to the Inferred Resource category.

TABLE 17-6  MINERAL RESOURCE CLASSIFICATION PARAMETERS

Yamana Gold Inc. — El Peñón Mine

Resource Category	Kriging Pass No.	Average Distance (m)
Measured	0 (channel samples) ,1	0 to 15
Indicated	1	15 to 30
Indicated	2	0 to 30
Inferred	1,2,3	>30

In Scott Wilson RPA’s opinion, the majority of the classification methodology is reasonable and consistent with common industry practice.

MINERAL RESOURCE SUMMARY

Table 17-7 contains the Mineral Resources for the El Peñón operations as of December 31, 2009.

17-12

TABLE 17-7  MINERAL RESOURCES (DECEMBER 31, 2009)

Yamana Gold Inc. — El Peñón Mine

		Au Grade	Ag Grade	Contained Au	Contained Ag
Classification	Tonnes	(g/t)	(g/t)	(oz)	(oz)
Measured	1,214,300	11.39	405.7	444,800	15,840,300
Indicated	7,253,600	10.70	289.8	2,495,300	67,584,600
Total Measured & Indicated	8,468,000	10.80	306.4	2,940,000	83,423,800

Inferred Mineral Resources	3,850,000	8.4	258.0	1,040,000	31,880,000

Notes:

1.               CIM definitions were followed for Mineral Resources.

2.               Mineral Resources are estimated at a cut-off grade of 2.3 g/t AuEq (Open Pit) and 3.9 g/t AuEq (underground). AuEq = Au + Ag/55.

3.               The cut-off grade is based on long-term prices of $825/oz Au, $14.00/oz Ag, and recovery of 93% for AuEq ounces.

4.               No minimum mining width was used.

5.               High assay composite values were cut using separate top cut values for each vein.

6.               Bulk densities of 2.36 g/cc to 2.48 g/cc were used.

7.               Measured and Indicated Mineral Resources include resources used to estimate Mineral Reserves.

8.               Inferred Mineral Resources are in addition to Mineral Reserves.

9.               Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

10.         Totals may not add correctly due to rounding.

Scott Wilson RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Resource estimate.  Scott Wilson RPA is also not aware of any mining, metallurgical, infrastructure, or relevant factors that would materially affect the Mineral Resource estimate.

MINERAL RESOURCE VALIDATION

Validation of the block models by Yamana included:

•                  Comparison of statistics of block grades with the composites.

•                  On-screen displays of plans and sections showing composite and block grades.

•                  Drift analysis calculated over “slices” along the strike and dip of each vein. For these analyses, the kriging or ID2 estimates were compared with the declustered composite grades from a nearest neighbour estimate.

Scott Wilson RPA understands that the results of the above validation were satisfactory.

17-13

Figure 17-1 shows the results of the drift analyses for gold comparing kriged block grades versus nearest neighbour grades. The results show satisfactory correlation.

Scott Wilson RPA validated the block models for the Cerro Martillo Dorada and Fortuna veins/structures (Figure 17-2).  Cross sectional plots were visually inspected to check the position of the grade shells and to compare the composite data on the drill holes to the block grades. No significant errors were noted.

Estimates were independently completed on zones using verified grade shells and a different interpolation method.  The results were compared with the Yamana totals (Table 17-8). It is Scott Wilson RPA’s opinion that the two estimates show acceptable agreement.

TABLE 17-8  COMPARISON OF MINERAL RESOURCE ESTIMATES

Yamana Gold Inc. — El Peñón Mine

	Block Models
Location	Tonnes	g/t Au	Oz Au	g/t Ag	Oz Ag
	Cerro Martillo Dorada
Yamana	3,831,000	9.15	1,127,000	439.1	54,092,000
Scott Wilson RPA	3,787,000	9.08	1,106,000	434.7	52,934,000
	Fortuna
Yamana	668,000	12.55	270,000	787.2	16,909,000
Scott Wilson RPA	675,000	12.87	279,000	792.2	17,189,000
	Total
Yamana	4,499,000	9.65	1,397,000	490.8	71,001,000
Scott Wilson RPA	4,462,000	9.65	1,385,000	488.8	70,123,000

Notes:

1.               Totals may not add due to rounding.

2.               Mineral Resources are estimated at a 3.9 g/t AuEq cut-off grade.

17-14

AL ESTE
Au
AU1
AUNN1
Coordinates
Ag
AG1
AGNN1
Corrdinates
CERRO MARTILLO
Au
AU1
AUNN1
Coordinates
Ag
AG1
AGNN1
Corrdinates
FORTUNA
Au
AU1
AUNN1
Coordinates
Ag
AG1
AGNN1
Coordinates
PROVIDENCIA
Au
AU1
AUNN1
Coordinates
Ag
AG1
AGNN1
Coordinates

Figure 17-1

Yamana Gold Inc.

El Peñón Mine

Northern, Chile

Drift Analyses

December 2010

17-15

Elev (Z)
North (Y)
East (X)
FORTUNA
PROVIDENCIA
DORADA
CERRO
MARTILLO
ALESTE
N

Figure 17-2

Yamana Gold Inc.

El Peñón Mine

Northern Chile

December 2010

17-16

MINERAL RESERVES

All Mineral Reserves are estimated using modern software programs.  Vulcan® is the general mine package used in conjunction with Microsoft Excel® and AutoCAD®. Table 17-9 summarizes the factors used in the calculation of the cut-off grade used for mine planning.

TABLE 17-9   MINE PLANNING INPUTS

Yamana Gold Inc. — El Peñón Mine

Parameter	Units	Value
Gold Price	$/oz	825.00
Silver Price	$/oz	14.00
Geo Factor		59
Gold Recovery	%	91
Silver Recovery	%	85
Production Costs
Mine (Average, varies by vein)	$/t ore	49.44
Process	$/t ore	28.60
G&A	$/t ore	10.45
Total	$/t ore	88.49
Mine Royalties		Grade Function, Varies
Selling Cost	$/t ore	2.97
Minimum UG Mining Width Range	metres	1.0 - 6.0
Overbreak Width Range	metres	0.6 - 2.0
Bench Height	metres	15.0
Dilution, Bench & Fill (Varies by Vein)%		55%
Mine Recovery	%	97%

The economic value of each potential mining outline is calculated using forecast long-term prices of $825 per ounce of gold and $14.00 per ounce of silver, using diluted tonnes and grades. Net block values are weighed against forecast costs and metallurgical recoveries for each potential mining outline. These combined economic revenue and cost models are part of the Selective Mining Unit (SMU) models.

The procedure for determining the underground reserves at the Minera El Peñón operation is thorough and Scott Wilson RPA accepts the inputs, design methodology, and factors applied by the Yamana staff. This design procedure is outlined in Figure 17-3, with inputs supplied from data located in the resource model, historical mining experience at El Peñón, and Table 17-9.

17-17

Geometrical Constraints
• Bench Height
• Mining width
• Dilution width
Vulcan Exports
SMU Name
Tonnes
Metal grades
Categ
Economic Criteria
• Prices
• Costs
• Recoveries
SMU Design
SMU Data
LOMMR Estimation
Geological Solids
SMU Solids
Development Analysis
Block Model
Metal grades
Category
Calculate :
US$ Block Profit
Block Model
Metal Grades
Category
Final LOMMR Schedule

Figure 17-3

Yamana Gold Inc.

El Peñón Mine
Chile

Mining Planning

December 2010

Source: Yamana Gold Inc., 2010.

17-18

In summary, the procedure for determining the reserve blocks for Proven and Probable Mineral Reserves is summarized below:

•                  The geological interpretation and resource estimation (Table 17-7) is supplied by the geology staff.

•                  An SMU is determined based on the mining method employed, geomechanical rock properties, dilution expected (Table 17-9), and the block values

•                  SMU solids are designed in Vulcan® and AutoCAD®.

•                  Additional economic criteria are applied which include metal prices, operating costs, and recoveries.

•                  Blocks are analyzed for inclusion into the LOM Plan.

•                  If the value of the mining block is positive, then a development cost analysis is applied to the block before final inclusion in the LOM Plan.

MINE PLANNING DISCUSSION

Underground

Not including dilution, a minimum mining width of 3.5 m for drifting, 2.2 m for split blasting, and 1.0 m for benching was used as a design parameter.  Using the above design criteria, Yamana constructed mining solids within Vulcan. As previously noted in the Scott Wilson RPA 2008 NI 43-101, the process consists of the following:

•                  The mineralized solids are displayed using Vulcan.  Drill and excavation drive solids are constructed. The drives are centred on the mineralized solid and are designed to contain all of the mineralization plus dilution. Where necessary, the width is increased to include all of the mineralization, with a minimum mining width of 2.2 m, including dilution for drives (split blasting method). The drives are nominally spaced at varying vertical intervals ranging from six metres to 14 m. The selection is based on the width, grade, and dip of the mineralization.

•                  The area between the excavation and drilling drives (the benches) is then modelled.  Polylines delimiting the ore are constructed and then expanded outward to account for dilution resulting in the construction of a bench solid.

•                  The mining solids are then divided into 15 m long segments which represent individual stopes (also referred to as chambers), along the strike of the mineralization.

•                  Using the export utility within Vulcan, only the Measured and Indicated Resource blocks contained within the SMU solids are exported to an Excel spreadsheet. This includes all blocks (sub-cells as well) that are wholly contained within the solid, as well as any portion of a block that is intersected by the final SMU solid. During export and for tracking purposes, each exported block is labelled

17-19

according to the SMU source name. The exported data include the block grades for gold and silver, resource class, volume, and tonnage of the block. Dilution blocks are included and labelled as such.

•                  Within Excel, the total metal content for each SMU is calculated for waste (dilution) and each of the resource categories including Measured and Indicated Resources.  The total contained resource is reported and compared to the resource model to ensure that the tonnage and grades are the same.

•                  Using the metal prices for gold and silver, dilution, metallurgical recoveries, and the operating costs, an economic value was calculated for each chamber. Chambers of negative value were excluded from further consideration in mine planning and reserve reporting. Table 17-9 presents a summary of the economic values and other parameters used to calculate the cut-off grades to estimate the LOM Plan.

Construction of the mining outlines inevitably includes amounts of Inferred Resources in the totals. This material is treated as dilution for mining and reserve purposes and is assigned a zero grade. There is a total of 3.97 Mt of Inferred Resources grading 0.37 g/t Au and 15.98 g/t Ag included as dilution in the 2009 LOM Plan.

Open Pit

A 13-month schedule was generated for a small layback in the existing Cerro Martillo open pit.  This pit will be drilled by a local contractor.  Therefore, open pit mining equipment and personnel would not be the responsibility of Minera El Peñón. A third-party evaluation of the Cerro Martillo open pit was performed by E-Mining Technology S.A. of Viña del Mar, Chile.

Results of this mining study indicate that the Cerro Martillo open pit can safely and profitably produce 236 kt of ore grading for gold and silver 2.81 g/t and 86.09 g/t, respectively. The open pit will have a strip ratio of 11.5 waste tonnes to 1 ore tonne, for a total material movement of 2.954 million tonnes. This pit only represents only 5.2% and 3.8% of the gold and silver ounces mined in 2011.

A Standard of Care was used in the design and scheduling of the Cerro Martillo open pit. The existing pit walls were mapped; material properties based on laboratory data was included in the geotechnical analysis; sectors were created based on mapping results; seismic conditions, and the applied overall slope conditions were used to generate the Cerro Martillo pit slopes. An interramp angle of 51 degrees was used in the design of this small pit layback.

17-20

Scott Wilson RPA does find the mining schedule is somewhat aggressive, but achievable if operations are coordinate precisely by the contractor and the El Peñón engineering staff. Planning indicates that the pit will mine 35, 5-meter high benches in 13 months, which equates to about three benches mined per month.

YEAR-END 2009 LIFE OF MINE RESERVE

As of December 31, 2009, Proven and Probable Mineral Reserves totalled 8.516 million tonnes grading 7.05 g/t Au and 210.3 g/t Ag and contained 1.93 million ounces of gold and 57.6 million ounces of silver, as summarized in Tables 17-10 and 17-11.

Scott Wilson RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Reserve estimate.  Scott Wilson RPA is also not aware of any mining, metallurgical, infrastructure, or relevant factors that would materially affect the Mineral Reserve estimate.

TABLE 17-10    MINERAL RESERVES (DECEMBER 31, 2009)

Yamana Gold Inc. — El Peñón Mine

	Cut-off		Au	Ag
Mineral Reserve	Grade		Grade	Grade	Au	Ag
Classification	AuEq g/t	Tonnes	(g/t)	(g/t)	oz.	oz.
Proven	3.9	1,142,000	5.60	273.8	206,000	10,054,000
Probable	3.9	7,374,000	7.27	200.5	1,724,000	47,531,000

Proven + Probable	3.9	8,516,000	7.05	210.3	1,930,000	57,584,000

Notes:

1.               CIM definitions were followed for Mineral Reserves.

2.               Mineral Reserves are estimated using an average long-term gold price of $825.00 per ounce, a long-term silver price of $14.00 per ounce, gold recovery of 91%, and silver recovery of 86%.

3.               A minimum mining width of 3.5 m for drifting, 2.2 m for split blasting, and 1.0 m for benching, plus dilution, was used.

4.               Bulk densities range from 2.36 g/cc to 2.48 g/cc, with an overall average at approximately 2.4 g/cc.

5.               Totals may not add correctly due to rounding.

17-21

TABLE 17-11    MINERAL RESERVES BY VEIN (DECEMBER 31, 2009)

Yamana Gold Inc. — El Peñón Mine

	Proven					Probable					Total
											Tonnes
Vein	Tonnes	Au g/t	Ag g/t	Au ozs	Ag ozs	Tonnes	Au g/t	Ag g/t	Au ozs	Ag ozs	000s	Au g/t	Ag g/t	Au ozs	Ag ozs
Purpura	4,200	7.83	241.5	1,100	32,700	89,200	4.04	205.2	11,600	588,700	93,400	4.21	206.8	12,600	621,300
Magenta Norte	—	—	—	—	—	14,900	10.97	222.8	5,300	107,000	14,900	10.97	222.8	5,300	107,000
Magenta	9,800	12.30	138.9	3,900	43,700	50,700	9.54	149.6	15,500	243,800	60,500	9.98	147.8	19,400	287,500
Discovery Wash	14,000	5.73	122.8	2,600	55,200	102,400	5.84	130.6	19,200	430,200	116,400	5.83	129.7	21,800	485,400
Escarlata	4,300	14.60	116.4	2,000	16,000	21,700	14.71	127.3	10,300	88,800	26,000	14.70	125.5	12,300	104,800
Carmín	11,900	10.35	105.8	4,000	40,500	7,500	13.48	105.7	3,200	25,400	19,400	11.55	105.8	7,200	65,900
Carmín Sur	8,000	6.29	170.5	1,600	43,800	43,100	8.53	196.5	11,800	272,200	51,100	8.18	192.5	13,400	316,000
Bermellón	4,600	11.17	187.1	1,700	27,900	5,900	7.64	234.0	1,500	44,400	10,500	9.19	213.4	3,100	72,300
Diablada	—	—	—	—	—	18,100	6.40	130.2	3,700	75,600	18,100	6.40	130.2	3,700	75,600
Angelina	—	—	—	—	—	81,000	6.96	92.9	18,100	241,900	81,000	6.96	92.9	18,100	241,900
Vista Norte	—	—	—	—	—	96,300	7.95	133.8	24,600	414,200	96,300	7.95	133.8	24,600	414,200
Orito Norte	3,000	4.18	34.6	400	3,300	242,200	8.07	37.5	62,800	292,200	245,200	8.02	37.5	63,200	295,500
Caserón 505 UG	6,100	4.78	96.7	900	19,100	241,100	7.18	82.0	55,700	635,900	247,300	7.12	82.4	56,600	655,000
Orito Sur	2,400	8.20	43.0	600	3,300	187,200	6.77	147.8	40,800	889,900	189,600	6.79	146.5	41,400	893,200
Playa	2,100	12.59	404.0	900	27,400	31,900	9.36	249.1	9,600	255,500	34,000	9.56	258.7	10,500	282,900
Cerro Martillo UG	411,500	4.70	157.8	62,200	2,087,700	519,200	4.81	144.6	80,300	2,412,900	930,700	4.76	150.4	142,500	4,500,600
Providencia	212,600	5.38	352.8	36,800	2,410,900	805,100	4.69	243.6	121,400	6,306,400	1,017,700	4.84	266.4	158,200	8,717,300
Dorada	265,200	5.66	373.7	48,300	3,185,600	626,200	4.44	255.2	89,400	5,137,800	891,400	4.80	290.4	137,700	8,323,400
Veta Dominador	—	—	—	—	—	236,400	4.45	201.7	33,800	1,533,000	236,400	4.45	201.7	33,800	1,533,000
Al Este	—	—	—	—	—	949,400	10.03	349.1	306,200	10,654,100	949,400	10.03	349.1	306,200	10,654,100
Sorpresa	9,100	7.19	143.4	2,100	41,800	40,800	7.12	174.4	9,300	228,600	49,800	7.13	168.8	11,400	270,400
Pampa Campamento	22,900	7.42	178.2	5,500	131,400	315,100	5.52	157.5	55,900	1,595,900	338,100	5.64	158.9	61,400	1,727,200
Martillo Flats	58,400	4.42	192.4	8,300	361,400	411,000	4.91	229.4	64,800	3,031,900	469,500	4.85	224.8	73,100	3,393,400
Fortuna	92,100	7.72	514.1	22,800	1,521,900	343,800	6.59	325.5	72,800	3,598,400	435,900	6.83	365.3	95,700	5,120,300
El Valle	—	—	—	—	—	539,800	5.16	149.3	89,600	2,591,100	539,800	5.16	149.3	89,600	2,591,100
Bonanza	—	—	—	—	—	1,353,300	11.65	134.1	507,100	5,835,100	1,353,300	11.65	134.1	507,100	5,835,100
Total	1,142,000	5.60	273.8	205,500	10,053,500	7,373,500	7.27	200.5	1,724,500	47,530,700	8,515,600	7.05	210.3	1,930,000	57,584,200

Notes:

1.              CIM definitions were followed for mineral reserves.

2.              Mineral reserves are estimated using an average long-term  gold price of $825.00  per ounce, a long-term  silver price of $14.00  per ounce, gold recovery of 91%, and silver recovery of 86%.

3.              A minimum mining width of 3.5  metres for drifting, 2.2  metres for split blasting and 1.0  metre for benching, plus dilution, was used.

4.              Bulk densities range from 2.36  g/cc to 2.48  g/cc, with an overall average at approximately 2.4  g/cc.

5.              Totals may not add correctly due to rounding.

17-22

18 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

18-1

19 ADDITIONAL REQUIREMENTS

MINING OPERATIONS

The 28 primary underground mining sectors are separated by a distance of 100 m to 500 m. Underground mine production supplies ore to a 3,030 tpd cyanide leach plant on a 24-hour basis at El Peñón. El Peñón has been operated continuously since its opening in September 1999. Mine production was initially for a 2,000 tpd process plant, but after several process plant expansions, the mine has supplied approximately 4,350 tpd to the mill in the past. However, the base case for the Project is to mine an estimated 3,030 tonnes per day (tpd) from underground, which is achievable based on scheduling studies, and the actual production achieved by the mine department to date.

Historical plant production for the period from 1999 to 2009 is shown in Table 19-1. It should be noted that the mined and processed gold grade peaked in 2002, declined steadily to 2006, and has been slowly decreasing since 2006. Silver grades mined and processed have steadily increased since the start of mining. Historical plant production is shown graphically in Figure 19-1. The recovered, “geo” gold grade shown in Figure 19-1 represents the equivalent gold ounces produced divided by the tonnage processed.

19-1

TABLE 19-1 HISTORICAL EL PEÑÓN PLANT PRODUCTION

Yamana Gold Inc. — El Peñón Mine

		Gold Grade	Silver Grade	Gold	Silver
	Ore Tonnes	Recovered	Recovered	Production	Production
Year	Processed	(g/t)	(g/t)	(oz)	(oz)
1999	165,148	3.87	40.32	20,557	214,072
2000	739,450	12.14	169.03	288,721	4,018,397
2001	715,413	13.83	206.59	318,012	4,751,758
2002	689,109	14.81	229.16	328,061	5,077,188
2003	703,775	14.19	189.31	320,998	4,283,436
2004	837,111	11.67	178.80	314,080	4,812,152
2005	880,229	10.72	195.67	303,508	5,537,589
2006	935,105	7.66	213.84	230,145	6,428,905
2007	998,522	7.31	255.01	234,598	8,186,718
2008	1,124,567	6.22	272.83	224,990	9,864,275
2009	1,271,596	5.80	276.32	237,238	11,296,835
Totals	9,060,024	9.68	221.33	2,820,907	64,471,325

FIGURE 19-1 EL PEÑÓN HISTORICAL PROCESS PLANT PRODUCTION

An average density of 2.4 t/m3 has been used.  Mining recovery is 97%, which is substantiated by historical reconciliations.  Dilution varies by vein.  Table 19-2 summarizes the dilution that was applied to each vein for the Proven and Probable tonnes, gold grade, and silver grade.

19-2

TABLE 19-2    SUMMARY OF VEIN DILUTION IN RESERVES

Yamana Gold Inc. — El Peñón Mine

	Tonne	Au oz	Ag oz
Sector	(%)	(%)	(%)
Púrpura	64.5	3.3	3.3
Magenta Norte	129.5	2.5	4.2
Magenta	88.4	1.9	2.7
Discovery Wash	56.8	3.5	7.9
Escarlata	109.1	1.3	3.4
Carmín	150.5	2.2	6.7
Carmín Sur	153.9	2.7	4.9
Bermellón	206.2	3.2	4.9
Diablada	36.3	1.5	1.0
Angelina	93.6	4.4	7.1
Vista Norte	98.8	1.4	1.5
Orito Norte	109.7	2.3	11.1
Caserón 505 UG	128.0	5.7	12.3
Orito Sur	84.3	5.4	8.4
Playa	78.2	2.2	1.7
Cerro Martillo UG	122.5	6.1	11.7
Providencia	50.3	3.0	3.2
Dorada Main	98.5	4.8	5.4
Veta Dominador	71.6	1.6	3.2
Al Este	75.1	0.7	0.7
Sorpresa	113.8	4.2	5.7
Pampa Campamento	133.9	3.5	4.3
Martillo Flats	96.6	5.4	0.1
Fortuna	103.3	1.1	2.1
El Valle	34.9	1.9	2.2
Bonanza	79.1	1.0	2.6
Averages	92.0	3.9	6.3

MINING METHOD

The primary mining method is an underground bench and fill method and all access to the veins is by ramps and crosscuts. Veins are separated by a distance of 100 m to 500 m. The application of this method will vary between veins, but it is usually applied to sublevels spaced between 10 m and 18 m. Vein dips are steep and the bench drifts are built along the strike of the vein. A top access drift is driven for drilling, and a bottom access drift is driven for ore extraction. Depending on the vein width, the access drift dimensions are generally 3.5 m wide by 4.0 m high. Both the drill access drift and the lower ore extraction drift are grade-control sampled every drill, blast, load and haul cycle. General dimensions for the underground excavations are shown in Table 19-3.

19-3

TABLE 19-3    GENERAL MINING DIMENSIONS

Yamana Gold Inc. — El Peñón Mine

Description	Width, m	Height, m
Stope Drift Access	4.0	4.0
Stope Drift	3.5	4.0
Stope Development	4.3	4.5

Development Drift Haulage	4.5	4.3
Development Drift Ramps	4.5	4.3

Ventilation (Raise Diameter)	2.4

For design and operating, the typical parameters for the SMU are for stope dimensions of one metre to six metres width by six metres to 16 m height by 15 m length.  Vein widths will dictate how much dilution will be realized during the mining of the stope. Options to reduce the mining dilution are either to use narrower stope widths or employ a resueing mining method. Resue (split blasting) mining consists of mining the ore first in a drift, and then blasting and loading just enough width to allow for mining equipment access. If narrow stope widths are used to reduce dilution, then smaller equipment is needed to work in the narrower underground openings.

Once the drifts are established and the required ground control support is applied, the production stoping of the orebody commences. Backfilling is performed after the stope is mined out.

Scott Wilson RPA is not aware of any changes to the grade system since the Magri Consultadores Limited review of the grade control procedures in 2002.  The grade control procedure for the mining of the El Peñón veins is appropriate.

El Peñón has employed open pit mining in the past. There are no significant open pits planned for the El Peñón veins, but small tonnages of near-surface, lower-grade material may be mined in the future to provide additional mill feed.

All underground mining drift, cross cut, and stope areas are first approved by El Peñón geotechnical staff before any full scale production commences.  Monitoring of the production stopes and development areas is also performed by the geotechnical staff.

19-4

Typical ground support includes, but is not limited to, split-set bolts, resin bolts, wire mesh and shotcrete.

LIFE OF MINE PLAN

El Peñón’s LOM Plan is summarized in Table 19-4. It should be noted that every vein has been individually scheduled to produce the LOM Plan shown in Table 19-4. Scott Wilson RPA agrees that the production schedule is achievable and that the LOM Plan is reasonable.

TABLE 19-4    SUMMARY OF LIFE OF MINE (LOM) MINING PLAN

Yamana Gold Inc. — El Peñón Mine

	Totals	2010	2011	2012	2013	2014	2015

Ore Tonnes Mined	8,095,050	1,304,813	1,229,442	1,100,183	1,155,560	1,170,559	1,142,749
Gold Grade, g/t	7.52	6.44	7.15	7.76	7.80	7.68	8.24
Silver Grade, g/t	201.3	245.8	206.8	217.3	189.7	187.7	172.4
Gold Ounces	1,956,773	270,328	282,604	274,305	289,666	289,066	302,745
Silver Ounces	52,390,751	10,311,993	8,173,455	7,687,233	7,047,222	7,063,285	6,333,664
Raise Tonnes	158,207	22,601	22,601	22,601	22,601	22,601	22,601
Waste Tonnes	6,347,881	1,584,710	3,129,054	606,652	429,627	355,527	205,594
Drift Meters	144,901	23,356	22,007	19,693	20,685	20,953	20,455
Bench Tonnes	5,055,379	782,888	737,665	660,110	693,336	702,335	685,649
Drift Tonnes	3,039,672	521,925	491,777	440,073	462,224	468,224	457,100
Ore Tonnes per Day, (350 days/yr)	3,325	3,728	3,513	3,143	3,302	3,344	3,265

INFRASTRUCTURE

Access to the mining areas is by inclined ramps. The mining areas are relatively dry, and very little water is pumped from the mining areas.

Ventilation air quantities supplied to the working faces are good as evidenced during the Scott Wilson RPA site visit.

Waste mined is used as backfill in the mined out stopes.  Load-haul-dump (LHD) vehicles and trucks are used to place the backfill in the empty stopes.

19-5

All mining areas appear to have the necessary ventilation fans, communications, refuge chambers, electrical power distribution, access development, and backfill/shotcrete plants.

Groundwater inflow into the underground workings is minimal and manageable at a reported 23 L/s.  A new SCADA system has been installed to monitor and control underground dewatering pumps and the associated surface pond levels and pumping systems. Because water is such a valuable commodity at the El Peñón operation, this system will provide a significant cost savings to the operation.

The El Peñón mine has generally good ground conditions as observed during the underground tour. The support installed appears to be adequate. A thorough system of mapping and analysis is performed by the mine geology and geotechnical staff before, during, and after bench and fill mining of the stopes.

All surface hauls roads from the mining areas to the process plant are in good condition. The operations area exhibits good housekeeping, which is indicative of a well-managed operation. Mining and maintenance operations have been contracted, and the overall oversight is managed by El Peñón personnel.

Currently, the major assets and facilities associated with the El Peñón mining operations are:

•                  The orebodies with the associated underground infrastructure including portals, access ramps, ventilation raises, maintenance shops, and mobile equipment fleet.

•                  The physical plant site including the administrative office complex and associated facilities, the open pit and underground mine workings and associated facilities, the mill and associated facilities such as the laboratories, ore stockpiles, waste dumps, run of mine coarse ore storage, workshops, warehouses, and dry facilities.

•                  Facilities providing basic infrastructure to the mine, including access roads, electric power distribution system, water treatment and supply, and sewage treatment.

MINE EQUIPMENT

The primary mine equipment for the Project is listed in Table 19-5.  The equipment observed operating was in good condition.  Dilution could be reduced by the use of

19-6

smaller-sized equipment to mine the narrow veins. However, given the age of this mine and projected mined grades, additional capital expenditure for smaller equipment is probably not justified. If additional resources are identified, which would extend the mine life, a trade-off study should be done to determine the economics of using smaller equipment.

TABLE 19-5    SUMMARY OF MAJOR MINING EQUIPMENT

Yamana Gold Inc. — El Peñón Mine

	Manufacturer -	Number of	Estimated Average
Type of Machine	Model	Units	Hours
Backhoe	Caterpillar	2	7,700
ACUÑADOR	New Holland	4	2,500
Scaler	Paus	3	2,214
Haul Truck	DUX - TD26	22	25,100
Haul Truck	Caterpillar-AD30	4	19,100
Other Trucks	Various	12	7,000
Compressors	Various	9	21,800
Production Drills	AC - Simba1254	7	1,900
Other Jumbo Drills	Varies	15	4,200
Cranes	Manitou	22	8,700
UG Loader	Caterpillar-R1600G	8	11,200
LHD-2 yd3	Various	5	1,100
LHD-6 yd3	Various	18	10,300
Mixer	Normet	8	5,600
Lube Trucks	Various	5	20,800
Track Dozer	Various	2	4,300
Surface Loaders	Various	5	3,900
Blasting Truck	GIAMEC 211	1	N.A.
Primary Shotcrete	Normet- Various	5	1,100

N.A. — Not Available

MINERAL PROCESSING

The El Peñón processing plant has been modified with the potential to increase production capacity to approximately 4,350 tpd of stockpiled and mined ore, or 1.59 million tpa. Yamana has accomplished this by steadily increasing throughput through the addition of new equipment to the process plant. In addition, through the latter part of 2007 and early 2008, the product grind size to feed the cyanide leaching circuit was steadily increased

19-7

from a P80 of 120 µm to 180 µm, which allowed more tonnage throughput at the expense of a small reduction in recovery.

With the base case scenario of approximately 3,150 tpd, there is an increase in recovery for the life of mine plan. Based on the mine life with current reserves (2011 — 2015), the plant would operate at a rate of approximately 3,150 tpd, or 1.15 million tpa from stockpiled and mined ores. In 2016 the plant production is scheduled to again increase throughput to 3,850 tpd.

MILL DESCRIPTION

The process flow sheet is shown in Figure 19-2 and should be referenced in conjunction with the following text describing the process plant.

Run-of-mine stockpile ore is dumped onto a grizzly and passes through to a 100 tonne live storage bin. From there ore is fed to a 950 mm x 1,250 mm jaw crusher by an apron feeder. Ore is further crushed in a newly installed secondary cone crusher that produces a crushed product P80 of 30 mm.

Crushed ore is stored in a 1,500 tonne capacity bin, from which it is fed to a 4.72 m x 7.77 m 2,500 kW semi-autogenous grinding (SAG) mill.  A new 4.27 m x 6.10 m diameter ball mill was added in series with the SAG mill in 2009 to increase mill capacity. Pebbles from the SAG mill are crushed in a pebble crusher. Cyanide solution and lime are added in the grinding circuit.  The grinding mills are in closed circuit with hydro-cyclones.

The grinding circuit product, the cyclone overflow at a nominal P80 of 180 µm, is sent to a thickener where the solution is thickened to 50% solids with the underflow reporting to a cyanide leaching circuit. The thickener overflow is sent to the unclarified solution tank. The leaching circuit product is sent to a counter current decantation (CCD) circuit.

19-8

SECONDARY CRUSHER
JAW CRUSHER
APRON FEEDER
STOCKPILE
ORE BIN
CYANIDE
LIME
GRINDING THICKENER
CYANIDE
LEACHING
SAG MILL 15.5 x 25.5
BALL MILL 14 x 20
PEBBLE CRUSHER
CCD 0
CCD 1
CCD 2
CCD3
CLARICATION FILTERS
DE-AERATION TOWER
FILTERS PRESSES
LEAD NITRATE
ZN
MILL SOLUTION
UNCLARIFIED SOLUTION
PREGNANT SOLUTION
BARREN SOLUTION
STOCK TANK
TAILING DISPOSAL
BODY FEED (PRE-COAT)
BODY FEED (PRE-COAT)
PRECIPITATE
LAMELLA SETTLER
RETORTS
BELT FILTER
TAILINGS
PRECIPITATE FURNANCE
DORE

Figure 19-2

Yamana Gold Inc.

El Penon Project

Chile

Simplified Process Flowsheet

December 2010 *Source: Yamana Gold Inc., 2010.*

19-9

The precious metals are recovered in a zinc precipitate Merrill-Crowe process.  The overflow solution from the first CCD thickener is sent to the mill solution storage tank or alternatively to the unclarified solution tank. Mill solution is recycled to the SAG mill.

Unclarified solution is sent to the clarification circuit where it is filtered ahead of reporting to the pregnant solution tank. Some additional equipment was added to the clarification circuit in 2009.  The solution is then de-aerated in a vacuum tower and zinc dust is added ahead of pressure filters. A pre-coat filter aid is added ahead of the filters as well as the clarification filters.  Gold and silver are precipitated on the zinc dust which is collected from the pressure filters and calcined in a mercury retort to remove contained mercury. The calcined precipitate is then smelted in a tilting furnace with slag making additives to make doré bars containing approximately 2.1% Au and 97.9% Ag.

The thickened solution from the 4th thickener underflow in the CCD circuit is sent to a surge tank and then the contained water is removed by belt filters. The filtered product at approximately 20% solids is sent to the dry tailings impoundment area.

MILL PRODUCTION

The mill throughput has steadily increased over the years as shown in Table 19-6. The throughput has increased from approximately 2,500 tpd in 2005-2006 to 3,600 tpd in 2009 and eventually to a nominal production rate of 4,350 tpd starting in December 2009 with the mill expansion project.  This has allowed gold production to stay reasonably constant despite falling head grades. Starting in 2011, the life of mine plan based on current reserves shows El Peñón mill operating at a rate of approximately 3,150 tpd, or 1.15 million tonnes per year, for a period of five years (2011 — 2015). In 2016 the processing rate increases to 1.41 million tpy.

The gold head grade has steadily decreased from over 11 g/t Au in 2005 to close to 5 g/t Au in 2010. Gold recovery has been impacted by the falling of the head grade as well as the increase in grind size, trending down from 96% to 91% as seen in Table 19-6. Gold production has averaged 226,000 ounces per year over the last four years.

Silver is an important by-product of the El Peñón operation.  Silver grades have remained more constant than gold grades as the silver to gold ratio has changed from

19-10

approximately 20:1 to over 40:1 in the last three years.  Silver recovery has typically been 3% to 4% less than gold recovery.

TABLE 19-6 HISTORICAL (2005 TO 2010) MILL PRODUCTION

Yamana Gold Inc. — El Peñón Mine

	Mill	Daily	Average Grade		Recovery		Produced
	Throughput	Capacity		Ag	Gold	Silver	Gold	Silver
Year	(t/a)	(t/d)	Au (g/t)	(g/t)	(%)	(%)	(oz)	(M oz)
2005	880,229	2,411	11.13	211	96.4	92.7	303,508	5.54
2006	935,105	2,564	8.10	235	95.5	92.7	230,145	6.43
2007	998,522	2,733	7.64	275	94.2	91.7	234,598	8.19
2008	1,124,567	3,069	6.73	305	91.9	89.0	224,990	9.86
2009	1,271,596	3,481	5.79	276	91.3	86.9	215,846	9.82
2010	1,522,366	4,171	5.74	228	91.1	84.1	256,530	9.43
Total	6,732,385	3,074	7.28	258	93.4	89.5	1,465,617	49.27

Total production for the year 2010 was forecast to be 263,000 ounces of gold and 8.9 million ounces of silver; therefore gold production was 2.5% below budget while silver production was 6% above budget.

RECOVERABILITY

The metallurgical recoveries have been relatively consistent, averaging 91.3% for gold and 86.6% for silver over the last three years with the increase in mill throughput. El Peñón expects that the recoveries will increase to 94% for gold and 92% for silver at the base case mill production rate of 3,150 tpd processed. In Scott Wilson RPA’s opinion, the expected increase in recovery over the LOM is reasonable as higher metal recoveries have been attained in the past with finer grinding and longer leaching times. However, at the higher production rate scheduled in 2016 we would expect recoveries to be similar to that seen in 2010.

MILL EXPANSION

The 2009 mill expansion project, which increased the nominal mill capacity to 4,350 tpd, was reported to have cost $8.9 million, including $2.8 million in equipment costs and $4.1 million in construction costs. These mill modifications have increased capacity or alternatively allow El Peñón the ability to increase the metal recoveries due to longer

19-11

grinding times which produce finer particles for leaching, and also allow for longer leach times to increase recovery.

MILL METALLURGICAL CONTROL

The number of processed tonnes are based on weightometer readings that are located on the SAG mill feed conveyor and at the tailings discharge point.  Daily analytical results from samples of plant solutions and tailings discharge are used to calculate plant metallurgical performance.  Metal sales and inventory contained in the circuit and refinery are determined at the end of each month and appropriate adjustments are made. From this information, the mill reports the back-calculated head grades of the mill feed.

MARKETS

The principal commodities produced at El Peñón are gold and silver in the form of doré bars, which are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured.  Scott Wilson RPA used prices of $1,100 per ounce of gold and $17 per ounce of silver for the Base Case.

CONTRACTS

El Peñón has a number of contracts in place, which is not uncommon for a typical mining operation located in Chile. The terms of the various contracts are within industry norms. The primary contracts are listed in Table 19-7.

It has been reported by El Peñón staff that the LOM refining and transport is estimated to be $9.00 per ounce of gold.

19-12

TABLE 19-7 SUMMARY OF MAJOR CONTRACTS

Yamana Gold Inc. — El Peñón Mine

Contractor	Purpose of Contract
Mas Errazuriz	Mine development
Enaex	Explosive supply
Astudillo Hermanos	Ore loading and transport
Rocterra	Cerro Martillo Pit drilling
Ventrosa S.A.	Personnel transport
Maestranza Diesel S.A.	Equipment maintenance
Terracem S.A.	Raise boring
Atlas Copco S.A.C.	Drill rentals, spare parts supply
Boart Longyear Inc.	Drill steel supply
Kaltire S.A.	Tires and accessories
Juan C. Coroceo Y Cia. Ltda.	Machinery maintenance
Detroit Chile S. A.	Engine maintenance and repair
Carrasco Y Cia.	Machinery maintenance
SKC Rental S.A.	Equipment rental
Finning Chile S.A.	Technical assistance for equipment
Kuffer Hnos. S.A.	Safety Equipment
Pedro Flores	Average voltage lines

ENVIRONMENTAL CONSIDERATIONS

The Project is contained in a desert climate characterized by an extreme dryness, little to no precipitation, and great thermal amplitude (- 0.5 °C to +30 °C). There are no towns located near the mine and the area is characterized by the absence of any form of plant life.

Scott Wilson RPA understands that El Peñón is operating within environmental compliance with no outstanding environmental citations. Continuous monthly and annual environmental monitoring includes, but is not limited to, the following areas:

•                  The tailings are sampled and tested for cyanide, copper, mercury, lead, iron, zinc, silver, and arsenic.

19-13

•                  A continuous air sampling station was established and periodic testing is performed.

•                  Emissions from the laboratory and refinery are monitored.

•                  Water table levels are reported annually.

Scott Wilson RPA also understands that El Peñón complies with all government regulations for remediation and reclamation of the site when mining activity has ceased. Chilean Environmental Framework Law (Law 19300) requires the presentation of a closure plan for the project, which has been done by the El Peñón staff. The original closure plan was completed in 2005. The current closure cost estimate is US$23.9 million, which includes the following major costs; in summary, $15.9 million for reclamation and decommissioning, $6.2 million for a 35% contingency, $2.6 million for changes in the criteria for valuation, $2.0 million for underground mine reclamation, and $1.7 million for administration of the closure. Government regulations require that a full closure plan be submitted when mine life drops to less than five years.

PERMITTING

El Peñón originally received environmental approval in 1998. El Peñón is currently engaged in the Operational Area Extension Project, the Construction Sector Support Project, the Bonanza Dump & Expansion Management Project, and the Transportation of Explosives Project at the El Peñón mine.

As previously stated in the Scott Wilson RPA 2008 Technical Report, El Peñón has a number of operating permits in place. The Regulatory Organizations that have issued these operating permits are as follows:

•                  Comision de Monumentos Nacionales (CMN)

•                  Ministerio Agricultura (MAGR)

•                  Comision Regional de Medio Ambiente (COREMA)

•                  Superintendencia de Electricidad y Combustibles (SEC)

•                  Servicio National de Geologia y Mineria (SERNAGEOMIN)

•                  Servicio de Salud de Antofagasta (SSA)

•                  Direccion General Aguas (DGA)

•                  Ministerio de Defensa Nacional (MDN)

•                  Ilustre Municipalidad Antofagasta (IMA)

19-14

Dried mill tailings at approximately 15% to 20% moisture are transported to the tailings storage area, for disposal. Scott Wilson RPA understands that there are no outstanding liabilities associated with the El Peñón operation and that the operations do not present unusual or significant impacts on the environment.

TAXES

As reported in the 2010 El Peñón LOM plan, the booked tax rate is 35% on revenue after deductions for operating costs, depreciation and amortization. The adjusted tax rate paid on revenue after deductions for operating costs (less royalties), depreciation, and amortization was 17%. No other taxes were shown in the El Peñón LOM.

CAPITAL AND OPERATING COST ESTIMATES

CAPITAL COSTS

Capital costs for the years of 2010 to 2016 are shown in Table 19-8 and are considered acceptable by Scott Wilson RPA. This Project is currently self-sustaining and should not require an infusion of outside capital.

TABLE 19-8 SUMMARY OF CAPITAL COSTS BY DEPARTMENT

Yamana Gold Inc. — El Peñón Mine

Total
Capital Expenditure Description	(US$ 000s)
Plant Capex	21,568
Mine Capex	257,178
Administration Capex	34,574
Total Capital without Exploration Capex	313,321

Exploration Capex	57,177
Total Capex without Reclamation	370,498

Mill sustaining capital includes $5 million in 2011 and $5 million in 2012 plus contingency of 4.5%, for a total of $10.45 million. These expenditures are for plant optimization and replacement of existing equipment with newer technologies and include automation and the replacement of pumps, pipelines, and other mechanical and electrical equipment.

19-15

The following is excluded from the capital cost estimate:

•                  Owner’s costs

•                  Land acquisition, leases rights of way and water rights

•                  Escalation during construction

•                  Environmental impact studies

•                  Any additional civil, concrete work due to the adverse soil condition and location

•                  Insurance during construction

•                  Taxes

•                  Import duties and custom fees

•                  Cost of geotechnical investigation

•                  Working capital

•                  Sunk costs

•                  Costs of fluctuations in currency exchanges

•                  Future expansion

•                  Relocation of any facilities, if required

•                  All facilities outside Process Plant layout battery limit

•                  Plant mobile equipment

OPERATING COSTS

Manpower

Direct El Peñón labour is summarized in Table 19-9. The labour totals presented in Table 19-9 do not include contract labour, which is approximately 1,635 people.

TABLE 19-9 SUMMARY OF DIRECT LABOUR BY DEPARTMENT

Yamana Gold Inc. — El Peñón Mine

General Area	Total
Administration	52
Surface Operations	28
Process Plant and Laboratory	126
Mine Operations and Engineering	90
Total	296

There are approximately 1,635 contractors who work at the El Peñón operation. These contractors work in the mine operations and maintenance department, and provide support to the onsite housing and food service.

Mine operating costs for the 2009 calendar year are summarized in Table 19-10 below.

19-16

TABLE 19-10 SUMMARY OF 2009 MINING COSTS BY CATEGORY

Yamana Gold Inc. — El Peñón Mine

Mine Category	Cost ($/t ore)
Drilling	18.74
Blasting	15.13
Loading	7.89
Hauling	8.68
Other	21.90
Mine Total	72.34

PROCESS OPERATING COSTS

A summary of the 2009 process plant operating costs are shown in Table 19-11.

TABLE 19-11 PROCESS OPERATING COSTS

Yamana Gold Inc. — El Peñón Property

Process Area	Cost ($/t ore)
Crushing	1.27
Grinding	7.63
Leaching	4.28
CCD	1.11
Filtration	2.70
Other	11.18
Total Processing Costs	28.17

A summary of the Project’s operating cost, which was used in the Scott Wilson RPA cash flow model, is shown in Table 19-12. Scott Wilson RPA considers these costs reasonable.

TABLE 19-12 OPERATING COSTS BY DEPARTMENT USED IN PRE-TAX CASH FLOW CHECK

Yamana Gold Inc. — El Peñón Mine

Department	Cost ($/t ore)
Total Mining Cost (Ore + Waste)	77.32
Process Plant Costs	36.92
General & Administration	14.82
Total Operating Costs	129.06

19-17

ECONOMIC ANALYSIS

An economic analysis with cash flow forecasts on an annual basis using Proven and Probable Mineral Reserves, and sensitivity analyses with variants in metal prices and capital and operating costs was performed by Scott Wilson RPA on the scheduled LOM ore production. An estimate of the internal waste production was made based on the recent history of waste mining not considered capital development.

A pre-tax Cash Flow Projection has been generated from the LOM production schedule and capital and operating cost estimates, and is summarized in Table 19-13. A summary of the key criteria is provided below.

ECONOMIC CRITERIA

REVENUE

•                  3,030 tonnes per day mining from underground (1.2 Mt tonnes per year).

•                  Mill recoveries by zone, as indicated by actual gold and silver production and testwork, averaging 94% and 92% for finer grinding and longer leach retention times, respectively.

•                  Reduction in ounces for gold entrained in mill circuit.

•                  Gold at refinery 99.965% payable.

•                  Exchange rate US$1.00 = ~ 524 CIP

•                  Metal prices used in the cash flow average $1,100 per ounce gold and $17.00 per ounce silver.

•                  Net Smelter Return includes doré refining, transport, and insurance costs.

•                  Revenue is recognized at the time of production.

COSTS

•                  The El Peñón mine has operated continuously since 1999. This Project is a mature operation and all capital expenditures shown would be considered sustaining capital for the continuance of the operation.

•                  Current mine life: 7.0 years (2010 — 2016).

•                  A small open pit (163 kt of ore) at the Cerro Martillo is mined in 2010 and 2011 at an estimated cost of US$3.40/t of total material.

•                  LOM production plan as summarized in Table 19-4.

•                  Estimated mine life capital totals are shown below in Table 19-13.

•                  Capital costs include all underground development.

•                  Average operating cost in 2009 was $124 per tonne milled, which includes, but is not limited to, mining, crushing, milling, leaching, housing, food, administration, freight, and refining.

19-18

TABLE 19-13 PRE-TAX CASH FLOW SUMMARY

Yamana Gold Inc. — El Peñón Mine

Item	Units	Totals	2010	2011	2012	2013	2014	2015	2016	2017	2018
Underground Ore	tonnes	7,932,144	1,301,974	1,069,375	1,100,183	1,155,560	1,170,559	1,142,749	991,745
Open Pit Ore	tonnes	162,906	2,839	160,067	—	—	—	—	—
Total Mined Ore	tonnes	8,095,050	1,304,813	1,229,442	1,100,183	1,155,560	1,170,559	1,142,749	991,745
Underground Waste	tonnes	3,532,497	1,339,794	558,585	606,652	429,627	355,527	205,594	36,717
Open Pit Waste	tonnes	2,815,386	244,917	2,570,469	—	—	—	—	—
Total Mined Waste	tonnes	6,347,882	1,584,710	3,129,054	606,652	429,627	355,527	205,594	36,717

Total Milled Ore	tonnes	8,515,050	1,304,813	1,229,442	1,100,183	1,155,560	1,170,559	1,142,749	1,411,745

Total Gold Mined	tr oz	1,956,773	270,328	282,604	274,305	289,666	289,066	302,745	248,059
Total Silver Mined	tr oz	52,390,751	10,311,993	8,173,455	7,687,233	7,047,222	7,063,285	6,333,664	5,773,899
Yamana Est. Gold Recovery	%	91.3%	91.1%	92.0%	94.4%	94.4%	94.4%	94.4%	91.1%
Yamana Silver Recovery	%	86.6%	84.1%	86.0%	92.1%	92.1%	92.1%	92.1%	84.1%
Total Gold Recovered	tr oz	1,886,366	256,530	259,996	258,944	273,445	272,878	285,791	278,782
Total Silver Recovered	tr oz	48,781,292	9,427,208	7,029,171	7,079,941	6,490,491	6,505,286	5,833,305	6,415,890
Equivalent Gold Recovered	tr oz	2,640,258	402,224	368,629	368,361	373,752	373,414	375,942	377,937

Gold Grade Milled	g/t	7.3	5.7	7.1	7.8	7.8	7.7	8.2	6.5
Silver Grade Milled	g/t	196.56	228.5	206.8	217.3	189.7	187.7	172.4	153.5

Gold Price	US$/oz	$1,100	$1,200	$1,200	$1,200	$1,050	$975	$975	$975
Silver Price	US$/oz	$17.00	$18.00	$19.00	$18.00	$16.00	$15.50	$15.50	$15.50

Gross Revenue	US$ 000s	$2,859,421	$477,526	$445,549	$438,171	$390,965	$366,888	$369,063	$371,259
Gold Sales	US$ 000s	$2,034,196	$307,837	$311,995	$310,733	$287,117	$266,056	$278,646	$271,812
Silver Sales	US$ 000s	$825,225	$169,690	$133,554	$127,439	$103,848	$100,832	$90,416	$99,446
- Refining, Transport, Insurance	US$ 000s	$(29,185)	$(3,341)	$(4,257)	$(4,254)	$(4,316)	$(4,312)	$(4,341)	$(4,364)
- Royalties	US$ 000s	$(70,863)	$(10,356)	$(11,076)	$(11,247)	$(9,480)	$(8,605)	$(9,126)	$(9,362)	$(1,611)	$(1,428)
Net Revenue	US$ 000s	$5,517,319	$463,830	$430,217	$422,671	$377,168	$353,971	$355,596	$357,532	$(1,611)	$(1,428)
Operating Costs
Total Mining Cost (Ore+Waste)	US$ 000s	$658,379	$104,429	$100,961	$95,981	$90,018	$87,043	$77,618	$59,992
Process Plant Costs	US$ 000s	$314,335	$50,185	$45,041	$40,306	$42,334	$42,884	$41,865	$51,720
General & Administration	US$ 000s	$126,215	$18,337	$18,395	$16,461	$17,289	$17,514	$17,098	$21,122
Total Operating Costs	US$ 000s	$1,098,930	$215,288	$164,397	$152,747	$149,642	$147,441	$136,581	$132,834	$—	$—

Operating Margin Before Capital	US$ 000s	$1,701,352	$290,879	$265,820	$269,924	$227,526	$206,529	$219,015	$224,698	$(1,611)	$(1,428)

Capital Costs
Mine Operational Capex	US$ 000s	$257,178	$111,767	$48,875	$43,482	$41,535	$8,332	$2,805	$382
Plant Capex	US$ 000s	$21,568	$1,030	$2,014	$5,234	$4,246	$3,618	$3,618	$1,809
Exploration Capex	US$ 000s	$57,177	$7,091	$11,216	$19,148	$19,722	$—	$—	$—
General Site Capex	US$ 000s	$34,574	$5,312	$9,725	$9,297	$8,569	$1,505	$167	$—
Reclamation and Closure	US$ 000s	$23,889	$2,305	$1,862	$1,666	$1,750	$1,772	$1,730	$2,138	$5,333	$5,333
TOTAL CAPEX	US$ 000s	$394,387	$127,505	$73,692	$78,826	$75,822	$15,227	$8,320	$4,328	$5,333	$5,333
Operating Margin After Capital	US$ 000s	$1,306,965	$163,374	$192,128	$191,098	$151,705	$191,302	$210,695	$220,369	$(6,944)	$(6,761)
Cumulative Operating Margin After Capital			$163,374	$355,502	$546,599	$698,304	$889,606	$1,100,301	$1,320,670	$1,313,726	$1,306,965
Pre-tax NPV @ 5%	US$ 000s	$1,074,413

19-19

CASH FLOW ANALYSIS

Considering the El Peñón Project on a stand-alone basis, the undiscounted pre-tax cash flow totals $1.3 billion over the current mine life from 2010 to 2016.

The Total Cash Cost is US$454 per ounce of AuEq. The mine life capital unit cost is $149 per ounce of AuEq, for a Total Production Cost of $603 per ounce of AuEq.

Average annual gold production during the operation period of 2010 to 2016 is 270,000 ounces per year, and average silver production is 7.0 million ounces per year.

The pre-tax Net Present Value (NPV) at a 5% discount rate is $1.1 billion.

Based on the historical conversion of resources to reserves on an annual basis, there is good potential to extend the life of mine.

SENSITIVITY ANALYSIS

Project risks can be identified in both economic and non-economic terms. Key economic risks were examined by running cash flow sensitivities:

•                  Gold price

•                  Silver Price

•                  Operating costs (Total Cash Cost)

•                  Capital costs

NPV sensitivity over the base case has been calculated for -20% to +20% variations. The sensitivities are shown in Figure 19-3 and Table 19-14.

The operations are most sensitive to changes in metal prices, followed by operating and capital costs.

19-20

TABLE 19-14 SENSITIVITY ANALYSES

Yamana Gold Inc. - El Peñón Project, Chile

Parameter
Variables	Units	-20%	-10%	Base	10%	20%	30%
Gold Price	$/oz	$880	$990	$1,100	$1,210	$1,320	$1,430
Silver Price	$/oz	$14	$15	$17	$19	$20	$22
Operating Cost	$000s	879,144	989,037	1,098,930	1,208,823	1,318,716	1,428,609
Capital Cost	$000s	315,509	354,948	394,387	433,825	473,264	512,703

NPV @
5%	Units	-20%	-10%	Base	10%	20%	30%
Gold Price	$millions	748	912	1,074	1,237	1,400	1,563
Silver Price	$millions	942	1,008	1,074	1,141	1,207	1,273
Operating Cost	$millions	1,211	1,143	1,074	1,006	938	870
Capital Cost	$millions	1,144	1,109	1,074	1,040	1,005	970

19-21

20 INTERPRETATION AND CONCLUSIONS

EXPLORATION

Exploration work completed at El Peñón since 1993 has defined 26 mineralized zones within nine geological trends. In 2009, 57,935 m of exploration and 58,149 m of infill drilling were completed. The 2009 exploration program included resource definition and extension drilling in various areas such as Abundancia and Esmeralda, Al Este, Bonanza Norte, and Martillo Flats. New discoveries were made at Martillo Central Sur and Martillo Flats Hangingwall, and vein extensions were located at Bonanza Norte, Pampa Campamento, and Sorpresa. In 2010, to the end of September, a total of 39,905 m of exploration drilling and 54,820 m of infill drilling were completed and many significant intersections were returned. For example, at Martillo Central Sur, hole SME 0015 hit an intersection length of 6.0 m which assayed 9.63 g/t Au and 5.50 g/t Ag.

Surface exploration in the Pampa Augusta Victoria area in 2009 and 2010 returned significant values in the Victoria and Victoria Este veins in a similar geological environment to El Peñón. The Pampa Augusta Victoria project is located approximately 30 km north of El Peñón.  For example, RC hole DAV0002 returned an intersection length of 6.0 m which assayed 2.05 g/t Au and 1,405 g/t Ag.

GEOLOGY AND MINERAL RESOURCES

The El Peñón mine is located in the Central Depression of the Atacama Desert. The region is underlain by Late Cretaceous to Early Eocene magmatic arc rocks, known as the Paleocene belt. Rocks in the region consist of basaltic to rhyolitic lavas and tuffs, subvolcanic porphyritic intrusions, and granitoid stocks, which extend from southern Peru to central Chile.  This belt is host to many epithermal deposits and subvolcanic porphyry systems.

The mineralization at El Peñón is hosted by near-horizontal to gently dipping Eocene to Paleocene basaltic to rhyolitic volcanic rocks. The stratigraphic sequence consists of a lower sequence of volcanic breccia and andesitic to basaltic flows, overlain by rhyolitic to

20-1

dacitic pyroclastic rocks, dacitic to andesitic flows, and volcanic breccia.  Rhyolitic intrusive domes, and associated flows are intercalated with earlier volcanic units.

The deposits at El Peñón are low to intermediate epithermal gold-silver deposits, hosted in steeply dipping fault-controlled veins following rhyolite dome emplacement. Gold and silver mineralization comprises disseminations of electrum, native gold and silver, acanthite, silver sulphosalts and halides, plus accessory pyrite occurring with quartz, adularia, carbonates, and clay minerals.

Total Mineral Resources for the El Peñón mine are summarized in Table 20-1.

TABLE 20-1 MINERAL RESOURCES (DECEMBER 31, 2009)

Yamana Gold Inc. – El Peñón Mine

		Au Grade	Ag Grade	Contained	Contained
Classification	Tonnes	(g/t)	(g/t)	Au (oz)	Ag (oz)
Measured	1,214,300	11.39	405.7	444,800	15,840,300
Indicated	7,253,600	10.70	289.8	2,495,300	67,584,600
Total Measured & Indicated	8,468,000	10.80	306.4	2,940,000	83,423,800
Inferred Mineral Resources	3,850,000	8.4	258.0	1,040,000	31,880,000

Notes:

1.               CIM definitions were followed for Mineral Resources.

2.               Mineral Resources are estimated at a cut-off grade of 2.3 g/t AuEq (Open Pit) and 3.9 g/t AuEq (underground). AuEq = Au + Ag/55.

3.               Mineral Resources are based on long-term prices of $825/oz Au, $14.00/oz Ag, and recovery of 93% for AuEq ounces.

4.               No minimum mining width was used.

5.               High assay composite values were cut using separate top cut values for each vein.

6.               Bulk densities of 2.36 g/cc to 2.48 g/cc were used.

7.               Measured and Indicated Mineral Resources include resources used to estimate Mineral Reserves.

8.               Inferred Mineral Resources are in addition to Mineral Reserves.

9.               Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

10.         Totals may not add correctly due to rounding.

As part of the verification of the Mineral Resources, Scott Wilson RPA validated the block models for the Cerro Martillo Dorada and Fortuna veins/structures.  Cross sectional plots were visually inspected to check the position of the grade shells and to compare the composite data on the drill holes to the block grades.  Block model estimates were independently completed on zones using verified grade shells and a different interpolation method. The results were compared with the Yamana totals and it is Scott Wilson RPA’s opinion that the two estimates show acceptable agreement.

20-2

MINERAL RESERVES AND LIFE OF MINE PLAN

Total Mineral Reserves for the El Peñón mine are summarized in Table 20-2.

TABLE 20-2 MINERAL RESERVES (DECEMBER 31, 2009)

Yamana Gold Inc. — El Peñón Mine

	Cut-off		Au	Ag	Contained	Contained
Mineral Reserve	Grade		Grade	Grade	Au	Ag
Classification	(g/t AuEq)	Tonnes	(g/t)	(g/t)	(oz)	(oz)
Proven	3.9	1,142,000	5.60	273.8	206,000	10,054,000
Probable	3.9	7,374,000	7.27	200.5	1,724,000	47,531,000
Proven + Probable	3.9	8,516,000	7.05	210.3	1,930,000	57,584,000

Notes:

1.               CIM definitions were followed for Mineral Reserves.

2.               Mineral Reserves are estimated using an average long-term gold price of $825.00 per ounce, a long-term silver price of $14.00 per ounce, gold recovery of 91%, and silver recovery of 85%.

3.               A minimum mining width of 3.5 m for drifting, 2.2 m for split blasting, and 1.0 m for benching, plus dilution, was used.

4.               Bulk densities range from 2.36 g/cc to 2.48 g/cc, with an overall average at approximately 2.4 g/cc.

5.               Totals may not add correctly due to rounding.

The Mineral Reserves have been estimated using an average cut-off grade of 3.9 g/t AuEq based on long term prices of $825/oz Au and $14.00/oz Ag and recoveries of 91% for Au and 85% for Ag. Internal and external reserve dilution estimates average +92%, by weight, +3.9% gold grade and +6.3% silver grade. Scott Wilson RPA notes that the reserves are reasonable, are in accordance with CIM definitions, and are considered NI 43-101 compliant.

In Scott Wilson RPA’s opinion, El Peñón’s forecast mine and plant production targets are attainable and reasonable and the procedures used to forecast the LOM Plan are reasonable.  From 2011 to 2014, Yamana plans to mine approximately 1.6 million tonnes per year, with gold grades increasing from 5.7 g/t Au to 7.4 g/t Au and silver grades decreasing from 234 g/t Ag to 160 g/t Ag. Forecast gold production rises from 290,000 ounces in 2011 to 373,000 ounces in 2014.  Forecast silver production decreases from 11,850,000 ounces in 2011 to 8,012,000 ounces in 2014.

MINERAL PROCESSING

The El Peñón metallurgical process plant is a well established operation with consistent results. The mill throughput has steadily increased over the years reaching a nominal

20-3

production rate of 4,350 tpd starting in December 2009 with the recent mill expansion project.  The base case mill plan is to operate the mill at a rate of 3,300 tonnes per day.

Metallurgical recoveries have remained relatively consistent at 91.3% for gold and 86.6% for silver over the last two years. However, El Peñón is expecting to improve upon these values in the future to gold and silver recoveries of 94% and 92%, respectively.

From January 1 to August 31, 2010, the mill throughput was 1,028,186 tonnes grading 5.33 g/t gold and 227 g/t silver.  Total gold production to September was 161,411 ounces of gold and 6.49 million ounces of silver.  The metallurgical recoveries were 91.3% for gold and 86.2% for silver during the first eight months of 2010.

CAPITAL AND OPERATING COSTS

The total capital expenditures estimated by Yamana for the LOM operations are $394 million.  These costs include mine and plant costs as well as exploration and administration capital, but do not include working capital or any future expansions. Scott Wilson RPA is of the opinion that the total estimated capital expenditures for the Project are reasonable.

Operating costs are forecast to average US$1298 per tonne milled. Scott Wilson RPA is of the opinion that the total estimated operating costs for the Project are reasonable.

ECONOMIC ANALYSIS

Considering the El Peñón Project on a stand-alone basis, the undiscounted pre-tax cash flow totals $1.3 billion over the current mine life from 2010 to 2016 using a long term $1,100/oz gold price and a $17.00/oz silver price.  The Total Cash Cost is $454 per ounce of equivalent gold. The mine life capital unit cost is $149 per ounce of equivalent gold, for a Total Production Cost of $603 per ounce of gold equivalent. Average annual gold production during the operation period of 2010 to 2016 is 270,000 ounces per year, and average silver production is 7.0 million ounces per year.

20-4

At a 5% discount rate, the pre-tax NPV is $1.1 billion.

20-5

21 RECOMMENDATIONS

Based on recent success in discovering new veins and extending known resources plus the need to replenish reserves at the expanded operation, significant exploration expenditures are continuing at El Peñón.  The exploration program for 2011 includes 250 m of drifting and 79,000 m of drilling at a total proposed cost of $15.0 million. The drilling includes 41,000 m of surface drilling and 29,000 m of infill and test drilling on mine targets plus 16,000 m of regional drilling (Table 21-1).  The drifting will provide a base for exploration of the Bonanza and Abundancia veins. The mine surface drilling will continue to test targets in the El Peñón and Fortuna blocks, while the underground drilling will be targeted at the Bonanza-Abundancia, Al Este, Bermellón, and Dorada Sur veins.  District targets outside the mine blocks include Augusta Victoria, Borde Norte, Cerro Estanque Agua, Cerro Tostado, Cerro Seco, Cucaracha, El Domo, Encantada Este, Pampa Caliche, and Tres Tontos West (Figure 21-1). Scott Wilson RPA concurs with this exploration work.

TABLE 21-1 2011 EXPLORATION PROGRAM

Yamana Gold Inc. – El Peñón Project

Target Area	Program	Drilling (m)
Mine Area	Surface - Extensions	24,000
	Surface - Infill	17,000
Sub-total		41,000
	Underground - Extensions	10,000
	Underground - Infill	6,000
	Underground — Test Holes	6,000
Sub-total		22,000
District	Exploration	16,000
Total		79,000

21-1

7315000 N
445000 E
450000 E
455000 E
ENCANTADA ESTE
1000m.
N
7310000 N
TRES TONTOS W
3600m.
CUCARACHA
3600m.
EL DOMO
1000m.
PAMPA CALICHE
1000m.
7305000 N
BORDE NORTE
1000m.
El Peñón
1000m.
7300000 N
Fortuna
Co.ESTANQUE AGUA
2400m.
1400m.
7295000 N
440000 E
0 1 2 3 4 5
Kilometres

Figure 21-1

Yamana Gold Inc.

El Peñón Mine

Northern, Chile

District Exploration

December 2010

Source: Yamana Gold Inc., 2010.

21-2

Other Scott Wilson RPA recommendations include:

•                  Add standards, blanks, and duplicates to the production samples in addition to the mine laboratory control samples so an independent assessment of the laboratory can be carried out on a routine basis.

•                  Prepare a complete set of assay standards with a range of gold and silver values from material from the veins at El Peñón.   In this way, the chemistry of the standards will be identical to that of the regular samples.

•                  Redo variogram studies using the most recent information and determine search radii that represent less than 100% of the range for the first two grade interpolation passes.

•                  Use an appropriate minimum horizontal width when constructing resource wireframes.

•                  Subtract potentially unmineable blocks remaining after the Mineral Reserves are removed from the Mineral Resources.

•                  Change the average mine extraction used in reserve estimation to 85% to 95% as appropriate. El Peñón estimates mine extraction will average 97% in the LOM Plan.   This estimate is based on historical results, from zones that have been mined, and 100% extraction in zones that have no historical data.

These additional recommendations can be implemented under the existing operating budget and should present no additional cost to the Project.

21-3

22 REFERENCES

Brieba, D., 2008, Re.: Title Opinion “El Peñón” Mine, Chile, for Yamana Gold Inc, prepared for Yamana Gold Inc. by Prieto Y Cia. Abogados, 44 pp., December 19, 2008.

Pearson, J. L., and Rennie, D. W., 2008, Technical Report on the El Peñón Mine, Chile, Resource Audit, prepared for Yamana Gold Inc., 130 pp., February 11, 2008.

Vega A., Mario, 2009, Informe Anual 2009 Control de Calidad — En Muestras de Geologia de Explroación Superficie y Underground, internal report for Minera Meridian Limitada, 82 pp. December, 2009.

Spreadsheets:	• YE09_OtherMinz_Table_Final.pdf, dated Feb. 24, 2010
• EP - Lom 2010 Final (versión del 29_junio) .xlsx
• FLUJO PROCESO EXPL.ppt, dated Dec. 7, 2009
• KPI EP 2009_11.pptx, dated Dec. 18, 2009
• Lab Manual ENSAYO EN FUEGO_OFICIAL_2009, dated Feb. 4, 2009
• Lab manual Preparacion de Muestras_OFICIAL_Mina_2009.doc, dated Feb. 5, 2009
• Listados Equipos El Peñón.xlsx, dated Dec. 16, 2009
• Peñón_2009_CONSTITUIDO.xlsx, dated April 1, 2010
• PRESENTACION VISITAS TERRENO 2009_GEO PROD.ppt , dated Dec. 7, 2009
• Reservas Actualizadas_Rev 01.xls, dated Feb. 24, 2010
• Workbook Request to El Peñón March 28 2011.xls

Warren, I., Zuluaga, J. I., Robbins, C. H., Wulftange, W. H., and Simmons, S. F., 2004, Geology and Geochemistry of Epithermal Au-Ag Mineralization in the El Peñón District, Northern Chile; Society of Economic Geologists, Special Publication 11, pp. 113-139.

22-1

23 DATE AND SIGNATURE PAGE

This report titled “Technical Report on the El Peñón Mine, Northern Chile” and dated December 7, 2010, was prepared and signed by the following authors:

(Signed) “Stuart E. Collins”
Dated at Toronto, Ontario	Stuart E. Collins, P.E.
December 7, 2010	Principal Mining Engineer

(Signed) “Chester M. Moore”
Dated at Toronto, Ontario	Chester M. Moore, P.Eng.
December 7, 2010	Principal Geologist

(Signed) “Kevin C. Scott”
Dated at Toronto, Ontario	Kevin C. Scott, P.Eng.
December 7, 2010	Principal Metallurgist

23-1

24 CERTIFICATE OF QUALIFIED PERSON

STUART E. COLLINS

I, Stuart E. Collins as an author of this report entitled “Technical Report on the El Peñón Mine, Northern Chile” prepared for Yamana Gold Inc. and dated December 7, 2010 do hereby certify that:

1.               I am Principal Mining Engineer with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.               I am a graduate of South Dakota School of Mines and Technology, Rapid City, South Dakota, USA, in 1985 with a B.S. degree in Mining Engineering.

3.               I am a Registered Professional Engineer in the state of Colorado (#29455). I have been a member of the Society for Mining, Metallurgy, and Exploration (SME) since 1975, and a Registered Member (#612514) since September 2006. I have worked as a mining engineer for a total of 24 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•                  Review and report as a consultant on numerous exploration, development and production mining projects around the world for due diligence and regulatory requirements;

•                  Mine engineering, mine management, mine operations and mine financial analyses, involving copper, gold, silver, nickel, cobalt, uranium, coal and base metals located in the United States, Canada, Mexico, Turkey, Bolivia, Chile, Brazil, Costa Rica and Colombia.

•                  Engineering Manager for a number of mining-related companies;

•                  Business Development for a small, privately-owned mining company in Colorado;

•                  Operations supervisor at a large gold mine in Nevada, USA ;

•                  Involvement with the development and operation of a small underground gold mine in Arizona, USA.

4.               I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.               I visited Yamana’s El Peñón Mine on December 7 to 9, 2009.

6.               I am responsible for overall preparation of section 19 and parts of sections 17, 20, and 21 of the Technical Report.

7.               I am independent of the Issuer applying the test set out in Section 1.4 of NI 43-101.

8.               I have had no prior involvement with the property that is the subject of the Technical Report.

24-1

9.               I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.         To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 7th day of December, 2010

(Signed) “Stuart E. Collins”

Stuart E. Collins, P.E.

24-2

CHESTER M. MOORE

I, Chester M. Moore as an author of this report entitled “Technical Report on the El Peñón Mine, Northern Chile” prepared for Yamana Gold Inc. and dated December 7, 2010, do hereby certify that:

1.               I am Principal Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.               I am a graduate of the University of Toronto, Toronto, Ontario in 1972 with a Bachelor of Applied Science degree in Geological Engineering.

3.               I am registered as a Professional Engineer in the Province of Ontario (Reg. #32455016). I have worked as a geologist for a more than 35 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•                  Mineral Resource and Reserve estimation, feasibility studies, due diligence, corporate review and audit on exploration projects and mining operations world wide

•                  Various advanced exploration and mine geology positions at base metal and gold mining operations in Ontario, Manitoba, and Saskatchewan

•                  Director, Mineral Reserve Estimation and Reporting at the corporate offices of a former major Canadian base metal producer

4.               I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.               I visited Yamana’s El Peñón Mine on December 7 to 9, 2009.

6.               I am responsible for all sections of the Technical Report, except sections 16, 19, and parts of Sections 17, 20, and 21.

7.               I am independent of the Issuer applying the test set out in Section 1.4 of NI 43-101.

8.               I am a co-author of a previous reserve and resource audit report on the El Peñón Mine for Yamana. This report was completed on December 19, 2008.

9.               I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

24-3

10.         To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 7th day of December, 2010

(Signed) “Chester M. Moore”

Chester M. Moore, P. Eng.

24-4

KEVIN SCOTT

I, Kevin Scott as an author of this report entitled “Technical Report on the El Peñón Mine, Northern Chile” prepared for Yamana Gold Inc. and dated December 7, 2010, do hereby certify that:

1.               I am a Principal Metallurgist with Scott Wilson Roscoe Postle Associates Inc. of Suite 388, 1130 West Pender Street, Vancouver, British Columbia, Canada V6E 4A4.

2.               I am a graduate of University of British Columbia, Vancouver, Canada in 1989 with a Bachelor of Applied Science degree in Metals and Materials Engineering.

3.               I am registered as a Professional Engineer in the Province of British Colombia (License # 25314) and the Province of Ontario (License # 90443342). I have worked as a metallurgical engineer for a total of 20 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•                  Reviews and reports as a metallurgical consultant on a number of mining operations and projects for due diligence and financial monitoring requirements

•                  Process engineer at three Canadian base metals mineral processing operations

•                  Senior metallurgical engineer working for three multi-national engineering and construction companies on feasibility studies and in engineering design of mineral processing plants in Canada and South America

•                  Senior process manager in charge of process design and engineering for a metallurgical processing plant in South America

4.               I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.               I have not visited the El Peñón Mine.

6.               I am responsible for preparation of Section 16 and part of Section 19 of the Technical Report.

7.               I am independent of the Issuer applying the test set out in Section 1.4 of NI 43-101.

8.               I have had no prior involvement with the property that is the subject of the Technical Report.

9.               I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

24-5

10.         To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 7th day of December, 2010

(Signed) “Kevin C. Scott”

Kevin C. Scott, P.Eng.

24-6

25 APPENDIX 1

CLAIM LIST

25-1

TABLE 25-1   EXPLOITATION CLAIM LIST

Yamana Gold Inc. — El Peñón Property

Property Name		National Roll	Area (ha)	Renewal Date
1	AURIA 10 1 AL 60	02201-5122-0	60	March 25, 2011
2	AURIA 11 1 AL 60	02201-5123-9	300	March 25, 2011
3	AURIA 4 1 AL 60	02201-5120-4	300	March 25, 2011
4	AURIA 5 1 AL 60	02201-5121-2	300	March 25, 2011
5	AZUL 01 1-10	02201-2619-6	100	March 25, 2011
6	AZUL 02 1-10	02201-2620-K	100	March 25, 2011
7	AZUL 03 1-10	02201-2621-8	100	March 25, 2011
8	AZUL 04 1-10	02201-2622-6	100	March 25, 2011
9	AZUL 05 1-10	02201-2623-4	100	March 25, 2011
10	AZUL 06 1-10	02201-2624-2	100	March 25, 2011
11	AZUL 07 1-10	02201-2625-0	100	March 25, 2011
12	AZUL 08 1-10	02201-2626-9	100	March 25, 2011
13	AZUL 09 1-10	02201-2627-7	100	March 25, 2011
14	AZUL 10 1-10	02201-2628-5	100	March 25, 2011
15	AZUL 11 1-10	02201-2629-3	100	March 25, 2011
16	AZUL 12 1-10	02201-2630-7	100	March 25, 2011
17	AZUL 13 1-10	02201-2631-5	100	March 25, 2011
18	AZUL 14 1-10	02201-2632-3	100	March 25, 2011
19	AZUL 15 1-10	02201-2633-1	100	March 25, 2011
20	AZUL 16 1-10	02201-2634-K	100	March 25, 2011
21	AZUL 17 1-10	02201-2635-8	100	March 25, 2011
22	AZUL 18 1-5	02201-2636-6	50	March 25, 2011
23	AZUL 19 1-10	02201-2637-4	100	March 25, 2011
24	AZUL 22 1-5	02201-2640-4	50	March 25, 2011
25	AZUL 23 1-10	02201-2641-2	100	March 25, 2011
26	AZUL 24 1-10	02201-2642-0	100	March 25, 2011
27	BLANCA 1, 1 AL 30	02201-5721-0	300	March 25, 2011
28	BLANCA 1, 1 AL 20	02201-4370-8	100	March 25, 2011
29	BLANCA 10 1 AL 30	02201-5727-K	300	March 25, 2011
30	BLANCA 11 1 AL 20	02201-5728-8	200	March 25, 2011
31	BLANCA 12 1 AL 20	02201-5729-6	200	March 25, 2011
32	BLANCA 13 1 AL 20	02201-5730-K	200	March 25, 2011
33	BLANCA 14 1 AL 30	02201-5731-8	300	March 25, 2011
34	BLANCA 15 1 AL 30	02201-5732-6	300	March 25, 2011
35	BLANCA 16 1 AL 30	02201-5733-4	300	March 25, 2011
36	BLANCA 17 1 AL 30	02201-5734-2	300	March 25, 2011
37	BLANCA 18 1 AL 30	02201-5735-0	300	March 25, 2011
38	BLANCA 3 1 AL 30	02201-5722-9	300	March 25, 2011
39	BLANCA 5 1 AL 20	02201-5723-7	200	March 25, 2011
40	BLANCA 7 1 AL 30	02201-5724-5	300	March 25, 2011
41	BLANCA 8 1 AL 30	02201-5725-3	300	March 25, 2011
42	BLANCA 9 1 AL 30	02201-5726-1	300	March 25, 2011

25-2

Property Name		National Roll	Area (ha)	Renewal Date
43	CERRO AZUL 01 1-5	02201-2704-4	50	March 25, 2011
44	CERRO AZUL 02 1-10	02201-2705-2	100	March 25, 2011
45	CERRO AZUL 03 1-5	02201-2706-0	50	March 25, 2011
46	CERRO AZUL 04 1-10	02201-2707-9	100	March 25, 2011
47	CERRO AZUL 05 1-10	02201-2708-7	100	March 25, 2011
48	CERRO AZUL 06 1-10	02201-2709-5	100	March 25, 2011
49	CERRO AZUL 07 1-5	02201-2710-9	50	March 25, 2011
50	CERRO AZUL 08 1-10	02201-2711-7	100	March 25, 2011
51	CERRO AZUL 09 1-10	02201-2712-5	100	March 25, 2011
52	CERRO AZUL 10 1-10	02201-2713-3	100	March 25, 2011
53	CERRO AZUL 11 1-10	02201-2714-1	100	March 25, 2011
54	CERRO AZUL 12 1-5	02201-2715-K	50	March 25, 2011
55	CERRO AZUL 13 1-5	02201-2716-8	50	March 25, 2011
56	CERRO AZUL 14 1-10	02201-2717-6	100	March 25, 2011
57	CERRO AZUL 15 1-10	02201-2718-4	100	March 25, 2011
58	CERRO AZUL 16 1-5	02201-2719-2	50	March 25, 2011
59	CERRO AZUL 17 1-10	02201-2720-6	100	March 25, 2011
60	CERRO AZUL 18 1-5	02201-2721-4	50	March 25, 2011
61	CERRO AZUL 19 1-10	02201-2722-2	100	March 25, 2011
62	CERRO AZUL 20 1-10	02201-2723-0	100	March 25, 2011
63	CERRO AZUL 21 1-10	02201-2724-9	100	March 25, 2011
64	CERRO AZUL 22 1-10	02201-2725-7	100	March 25, 2011
65	CERRO AZUL 23 1-5	02201-2726-5	50	March 25, 2011
66	CERRO AZUL 24 1-10	02201-2727-3	100	March 25, 2011
67	CERRO AZUL 25 1-10	02201-2728-1	100	March 25, 2011
68	CERRO AZUL 26 1-10	02201-2729-K	100	March 25, 2011
69	CERRO AZUL 27 1-10	02201-2730-3	100	March 25, 2011
70	CERRO AZUL 28 1-10	02201-2731-1	100	March 25, 2011
71	CERRO AZUL 29 1-5	02201-2732-K	50	March 25, 2011
72	CERRO AZUL 30 1-10	02201-2733-8	100	March 25, 2011
73	CERRO AZUL 31 1-10	02201-2734-6	100	March 25, 2011
74	CERRO AZUL 32 1-10	02201-2735-4	100	March 25, 2011
75	CERRO AZUL 33 1-10	02201-2736-2	100	March 25, 2011
76	CERRO AZUL 34 1-10	02201-2737-0	100	March 25, 2011
77	CERRO AZUL 35 1-5	02201-2738-9	50	March 25, 2011
78	CERRO AZUL 36 1-5	02201-2739-7	50	March 25, 2011
79	CERRO AZUL 37 1-5	02201-2740-0	50	March 25, 2011
80	CERRO AZUL 38 1-5	02201-2741-9	50	March 25, 2011
81	CERRO AZUL 39 1-5	02201-2742-7	25	March 25, 2011
82	CERRO AZUL A 1-10	02201-2608-0	100	March 25, 2011
83	CERRO AZUL B 1-5	02201-2609-9	50	March 25, 2011
84	CERRO AZUL PNTE. A 1-5	02201-2610-2	50	March 25, 2011
85	CERRO AZUL PNTE. B 1-10	02201-2611-0	100	March 25, 2011
86	CERRO AZUL PNTE. C 1-10	02201-2612-9	100	March 25, 2011
87	CERRO AZUL PNTE. D 1-10	02201-2613-7	100	March 25, 2011

25-3

Property Name		National Roll	Area (ha)	Renewal Date
88	CERRO AZUL PNTE. E 1-5	02201-2614-5	50	March 25, 2011
89	CERRO AZUL PNTE. F 1-5	02201-2615-3	50	March 25, 2011
90	CERRO AZUL PNTE. G 1-5	02201-2616-1	50	March 25, 2011
91	CERRO AZUL PNTE. H 1-10	02201-2617-K	100	March 25, 2011
92	CERRO AZUL PNTE. I 1-10	02201-2618-8	100	March 25, 2011
93	CERRO DOS 1 AL 20	02201-4312-0	100	March 25, 2011
94	CERRO IMAN 1-30	02201-1796-0	300	March 25, 2011
95	CERRO IMAN II 1-10	02201-1845-2	100	March 25, 2011
96	CERRO IMAN III 1-10	02201-1846-0	100	March 25, 2011
97	CERRO IMAN IV 1-5	02201-1847-9	50	March 25, 2011
98	CERRO IMAN IX 1-10	02201-2315-4	100	March 25, 2011
99	CERRO IMAN SUR 1 AL 10	02201-2369-3	100	March 25, 2011
100	CERRO IMAN V 1-10	02201-1848-7	100	March 25, 2011
101	CERRO IMAN VI 1-10	02201-1849-5	100	March 25, 2011
102	CERRO IMAN VII 1-10	02201-1850-9	100	March 25, 2011
103	CERRO IMAN VIII 1-10	02201-2314-6	100	March 25, 2011
104	CERRO IMAN X 1-10	02201-2316-2	100	March 25, 2011
105	CERRO IMAN XI 1-10	02201-2317-0	100	March 25, 2011
106	CERRO IMAN XII 1-10	02201-2318-9	100	March 25, 2011
107	CERRO IMAN XIII 1-10	02201-2319-7	100	March 25, 2011
108	CERRO IMAN XIV 1 AL 10	02201-2320-0	100	March 25, 2011
109	CERRO IMAN XV 1 AL 10	02201-2321-9	100	March 25, 2011
110	CERRO IMAN XVII 1-10	02201-2450-9	100	March 25, 2011
111	CERRO IMAN XVIII 1-15	02201-2366-9	50	March 25, 2011
112	CERRO UNO 1 AL 20	02201-4311-2	100	March 25, 2011
113	CHICA 15, 1 AL 20	02201-5443-2	200	March 25, 2011
114	CHICA 28, 1 AL 10	02201-5444-0	100	March 25, 2011
115	CHICA 29, 1 AL 20	02201-5445-9	200	March 25, 2011
116	CHICA 30 1 AL 20	02201-5446-7	200	March 25, 2011
117	CHICA 31 A 1-10	02201-5447-5	75	March 25, 2011
118	CHICA 31 B 1-10	02201-5448-3	100	March 25, 2011
119	CHIQUILLA CHICA II 1-30	02201-4786-K	300	March 25, 2011
120	CHIQUILLA CHICA III 1 AL 30	02201-4787-8	300	March 25, 2011
121	CHIQUILLA CHICA IV 1-30	02201-4788-6	300	March 25, 2011
122	CHIQUILLA CHICA IX 1-30	02201-4792-4	300	March 25, 2011
123	CHIQUILLA CHICA VI 1-30	02201-4790-8	300	March 25, 2011
124	CHIQUILLA CHICA X 1-30	02201-4830-0	300	March 25, 2011
125	CHIQUILLA CHICA XI 1-30	02201-4793-2	300	March 25, 2011
126	CHIQUILLA CHICA XIX 1-30	02201-4798-3	300	March 25, 2011
127	CHIQUILLA CHICA XVII 1-30	02201-4833-5	300	March 25, 2011
128	CHIQUILLA CHICA XVIII 1-30	02201-4797-5	300	March 25, 2011
129	CHIQUILLA CHICA XX 1-30	02201-4799-1	300	March 25, 2011
130	CHIQUILLA CHICA XXIII 1-30	02201-4801-7	300	March 25, 2011
131	CHIQUILLA CHICA XXIX 1-30	02201-4804-1	300	March 25, 2011
132	CHIQUILLA CHICA XXVI 1-30	02201-4834-3	300	March 25, 2011

25-4

Property Name		National Roll	Area (ha)	Renewal Date
133	CHIQUILLA CHICA XXVIII 1-30	02201-4803-3	300	March 25, 2011
134	CHIQUILLA CHICA XXX 1-30	02201-4805-K	300	March 25, 2011
135	CHIQUILLA CHICA V 1-30	02201-4789-4	300	March 25, 2011
136	CHIQUILLA CHICA VII 1-30	02201-4791-6	300	March 25, 2011
137	CHIQUILLA CHICA VIII 1-30	02201-4829-7	300	March 25, 2011
138	CHIQUILLACHICA XXVII 1-30	02201-4802-5	300	March 25, 2011
139	DOMINADOR 1,1 AL 20	02201-3109-2	100	March 25, 2011
140	DOMINADOR 2,1 AL 20	02201-3110-6	100	March 25, 2011
141	DOMINADOR 3,1 AL 20	02201-3111-4	100	March 25, 2011
142	DOMINADOR 4,1 AL 10	02201-3112-2	50	March 25, 2011
143	EL PEÑON 15 1 AL 40	02201-3496-2	200	March 25, 2011
144	EL PEÑON 16 1 AL 40	02201-3497-0	200	March 25, 2011
145	EL PEÑON 18 1 AL 50	02201-3518-7	250	March 25, 2011
146	EL PEÑON 23 1 AL 60	02201-3523-3	300	March 25, 2011
147	EL PEÑON 24 1 AL 60	02201-3524-1	300	March 25, 2011
148	EL PEÑON 25 1 AL 40	02201-3525-K	200	March 25, 2011
149	EL PEÑON 26 1 AL 60	02201-3526-8	300	March 25, 2011
150	EL PEÑON 27 1 AL 60	02201-3527-6	300	March 25, 2011
151	EL PEÑON 28 1 AL 60	02201-3528-4	300	March 25, 2011
152	EL PEÑON 29 1 AL 60	02201-3529-2	300	March 25, 2011
153	EL PEÑON 30 1 AL 60	02201-3530-6	300	March 25, 2011
154	EL PEÑON 34 1 AL 60	02201-3534-9	300	March 25, 2011
155	EL PEÑON 35 1 AL 60	02201-3535-7	300	March 25, 2011
156	EL PEÑON 39 1 AL 60	02201-3539-K	300	March 25, 2011
157	EL PEÑON 40 1 AL 60	02201-3540-3	300	March 25, 2011
158	EL PEÑON 41 1 AL 60	02201-3541-1	300	March 25, 2011
159	EL PEÑON 42 1 AL 60	02201-3542-K	300	March 25, 2011
160	EL PEÑON 7 1 AL 40	02201-3488-1	200	March 25, 2011
161	EL PEÑON 8 1 AL 60	02201-3489-K	300	March 25, 2011
162	EL PEÑON 9 1 AL 50	02201-3490-3	250	March 25, 2011
163	FRANCISCA XIX 1-20	02201-4780-0	200	March 25, 2011
164	FRANCISCA XXIII 1-30	02201-4781-9	300	March 25, 2011
165	FRANCISCA XXIV 1-30	02201-4782-7	300	March 25, 2011
166	LA SUERTE 1 AL 20	02201-4965-K	100	March 25, 2011
167	LAS CONDES CINCO 1 AL 60	02201-3151-3	300	March 25, 2011
168	LAS CONDES CUATRO 1 AL 60	02201-3150-5	300	March 25, 2011
169	LAS CONDES DIEZ 1 AL 10	02201-3156-4	50	March 25, 2011
170	LAS CONDES DOS 1 AL 30	02201-3148-3	150	March 25, 2011
171	LAS CONDES NUEVE 1 AL 60	02201-3155-6	300	March 25, 2011
172	LAS CONDES OCHO 1 AL 60	02201-3154-8	300	March 25, 2011
173	LAS CONDES ONCE 1 AL 10	02201-3157-2	50	March 25, 2011
174	LAS CONDES SEIS 1 AL 30	02201-3152-1	150	March 25, 2011
175	LAS CONDES SIETE 1 AL 30	02201-3153-K	150	March 25, 2011
176	LAS CONDES TRES 1 AL 20	02201-3149-1	100	March 25, 2011
177	LAS CONDES UNO 1 AL 40	02201-3147-5	200	March 25, 2011

25-5

Property Name		National Roll	Area (ha)	Renewal Date
178	LINA 11 1 AL 40	02201-4455-0	200	March 25, 2011
179	LINA 12 1 AL 60	02201-4456-9	300	March 25, 2011
180	LINA 14 1/10-21/40	02201-4457-7	150	March 25, 2011
181	LINEA 3 1 AL 60	02201-4138-1	300	March 25, 2011
182	LOBA 34 1 AL 60	02201-4520-4	300	March 25, 2011
183	LOBA 35 1 AL 60	02201-4519-0	300	March 25, 2011
184	LOBO 18, 1 AL 30	02201-6197-8	300	March 25, 2011
185	LOBO 19, 1 AL 30	022016196-K	300	March 25, 2011
186	LOBO 20, 1 AL 30	022016195-1	300	March 25, 2011
187	NADIAN 4A, 1 AL 40	02201-6169-2	200	March 25, 2011
188	NADIAN 4B, 1 AL 40	02201-6170-6	200	March 25, 2011
189	NADIAN 7A, 1 AL 60	02201-6171-4	300	March 25, 2011
190	NADIAN 7B, 1 AL 60	02201-6172-2	300	March 25, 2011
191	NADIAN 8 B, 1 AL 60	02201-6174-9	300	March 25, 2011
192	NADIAN 8A, 1 AL 60	02201-6173-0	300	March 25, 2011
193	NADIAN 9A, 1 AL 40	02201-6175-7	200	March 25, 2011
194	NADO 1, 1 AL 60	02201-5529-3	300	March 25, 2011
195	NADO 10, 1 al 60	02201-5538-2	300	March 25, 2011
196	NADO 11,1 AL 60	02201-5539-0	300	March 25, 2011
197	NADO 12, 1 AL 60	02201-5540-4	300	March 25, 2011
198	NADO 13, 1 AL 60	02201-5541-2	300	March 25, 2011
199	NADO 14, 1 AL 60	02201-5542-0	300	March 25, 2011
200	NADO 15, 1 AL 60	02201-5543-9	300	March 25, 2011
201	NADO 16, 1 AL 60	02201-5544-7	300	March 25, 2011
202	NADO 17, 1 AL 60	02201-5545-5	300	March 25, 2011
203	NADO 18, 1 AL 60	02201-5546-3	300	March 25, 2011
204	NADO 19, 1 AL 60	02201-5547-1	300	March 25, 2011
205	NADO 2, 1 AL 60	02201-5530-7	300	March 25, 2011
206	NADO 20, 1 AL 60	02201-5548-K	300	March 25, 2011
207	NADO 21, 1 AL 60	02201-5549-8	300	March 25, 2011
208	NADO 22, 1 AL 60	02201-5550-1	300	March 25, 2011
209	NADO 23, 1 AL 20	02201-5551-K	100	March 25, 2011
210	NADO 24, 1 AL 40	02201-5552-8	200	March 25, 2011
211	NADO 25, 1 AL 60	02201-5553-6	300	March 25, 2011
212	NADO 26, 1 AL 60	02201-5554-4	300	March 25, 2011
213	NADO 27, 1 AL 60	02201-5555-2	300	March 25, 2011
214	NADO 3, 1 AL 60	02201-5531-5	300	March 25, 2011
215	NADO 4, 1 AL 60	02201-5532-3	300	March 25, 2011
216	NADO 5, 1 AL 60	02201-5533-1	300	March 25, 2011
217	NADO 6,1 AL 60	02201-5534-K	300	March 25, 2011
218	NADO 7, 1 AL 60	02201-5535-8	300	March 25, 2011
219	NADO 8, 1 AL 60	02201-5536-6	300	March 25, 2011
220	NADO 9, 1 AL 60	02201-5537-4	300	March 25, 2011
221	PAISAJE UNO 1 AL 20	02201-3208-0	100	March 25, 2011
222	PAMPA 4 1 AL 60	02201-4730-4	300	March 25, 2011

25-6

Property Name		National Roll	Area (ha)	Renewal Date
223	PAMPA 5 1 AL 60	02201-4731-2	300	March 25, 2011
224	PAMPA 6 1 AL 40	02201-4732-0	200	March 25, 2011
225	PAMPA 7 1 AL 60	02201-4733-9	300	March 25, 2011
226	PAMPA 8 1 AL 60	02201-4734-7	300	March 25, 2011
227	PAMPA 9 1 AL 60	02201-4735-5	300	March 25, 2011
228	PAMPA AUGUSTA I, 1 AL 59	02201-5271-5	292	March 25, 2011
229	PEÑON 53 1 AL 60	02201-3980-8	300	March 25, 2011
230	PEÑON 54 1 AL 60	02201-3981-6	300	March 25, 2011
231	PEÑON 56 1 AL 60	02201-3983-2	300	March 25, 2011
232	PEÑON 59 1 AL 60	02201-3986-7	300	March 25, 2011
233	PEÑON 60 1 AL 60	02201-3987-5	300	March 25, 2011
234	PEÑON 61 1 AL 40	02201-3988-3	200	March 25, 2011
235	PEÑON 62 1 AL 40	02201-3989-1	200	March 25, 2011
236	PROVIDENCIA CINCO 1-60	02201-3077-0	300	March 25, 2011
237	PROVIDENCIA CUATRO 1-60	02201-3076-2	300	March 25, 2011
238	PROVIDENCIA DIEZ 1-10	02201-3082-7	50	March 25, 2011
239	PROVIDENCIA DOS 1-30	02201-3074-6	150	March 25, 2011
240	PROVIDENCIA NUEVE 1-60	02201-3081-9	300	March 25, 2011
241	PROVIDENCIA OCHO 1-60	02201-3080-0	300	March 25, 2011
242	PROVIDENCIA ONCE 1-10	02201-3083-5	50	March 25, 2011
243	PROVIDENCIA SEIS 1-30	02201-3078-9	150	March 25, 2011
244	PROVIDENCIA SIETE 1-30	02201-3079-7	150	March 25, 2011
245	PROVIDENCIA TRES 1-20	02201-3075-4	100	March 25, 2011
246	PROVIDENCIA UNO 1-40	02201-3073-8	200	March 25, 2011
247	PUNTA BLANCA 1, 1 AL 30	02201-5474-2	300	March 25, 2011
248	PUNTA BLANCA 2, 1 AL 30	02201-5475-0	300	March 25, 2011
249	PUNTA BLANCA 3, 1 AL 30	02201-5476-9	300	March 25, 2011
250	SERRUCHO 2 1 AL 60	02201-3592-6	300	March 25, 2011
251	SERRUCHO 3 1 AL 60	02201-3593-4	300	March 25, 2011
252	SERRUCHO 4 1 AL 20	02201-4600-6	100	March 25, 2011
253	SERRUCHO 5 1 AL 20	02201-4601-4	100	March 25, 2011
254	TOSTADO 1,1 AL 60	02201-3145-9	300	March 25, 2011
255	TOSTADO 2,1 AL 20	02201-3146-7	100	March 25, 2011
256	VERDE 4 6 AL 10 Y 16 AL 20	02201-4317-1	50	March 25, 2011
TOTAL			49,302

25-7